FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(Convenience Translation into English from the

Original Previously Issued in Portugues)

Companhia Brasileira de Distribuição
Individual and Consolidated Interim Finacial Information for the Quarter Ended March 31, 2012 and Report on Review of Interim Financial Information
Deloitte Touche Tohmatsu Auditores Independentes

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(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), included in the Interim Financial Information Form (ITR), for the quarter ended March 31, 2013, which comprises the balance sheet as of March 31, 2013 and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, including the footnotes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21(R1) - Interim Financial Information and the consolidated interim financial information in accordance with technical pronouncement CPC 21(R1) and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards established by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC21(R1), applicable to the preparation of the Interim Financial Information (ITR), and presented in accordance with the standards established by the CVM.

Conclusion on consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21(R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards established by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the three-month period ended March 31, 2013, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, that do not require the presentation of these statements. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

São Paulo, April 25, 2013

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

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Quartely Financial Information
Companhia Brasileira de Distribuição
March 31, 2012

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR –– Quarterly FinancialInformation – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Table of Contents

Company Information
Capital Breakdown	1
Cash Dividends	2
Individual Quarterly Financial Information
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Income Statement	6
Comprehensive Income for the Period	7
Statement of Cash Flows	8
Statement of Changes in Shareholders’ Equity
1/1/2013 to 03/31/2013	9
1/1/2012 to 03/31/2012	10
Statement of Value Added	11
Consolidated Quarterly Financial Information
Balance Sheet - Assets	12
Balance Sheet - Liabilities	13
Income Statement	15
Comprehensive Income for the Period	16
Statement of Cash Flows	17
Statement of Changes in Shareholders’ Equity
1/1/2013 to 03/31/2013	18
1/1/2012 to 03/31/2012	19
Statement of Value Added	20
Comments on the Company´s Performance	21
Notes to the Quarterly Financial Information	38
Other Information Deemed as Relevant by the Company	108
Report on Review of Interim Financial Information	110

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Company Information / Capital Breakdown

Number of Shares (thousand)	Current Quarter 03/31/2013
Paidin Capital
Common	99,680
Preferred	163,771
Total	263,451
Treasury Shares
Common	-
Preferred	233
Total	233

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Company Information / Cash Dividends

Event	Approval	Type	Date of Payment	Type of Share	Class of Share	Amount per share (Reais/ share)
Board of Directors Meeting	04/25/2013	Dividend	05/16/2013	Common	-	0.11818
Board of Directors Meeting	04/25/2013	Dividend	05/16/2013	Preferred	-	0.13000

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Individual Quarterly Financial Information/ Balance Sheet - Assets

R$ (in thousands)

Code	Description	Current Quarter 03/31/2013	Previous Year 12/31/2012
1	Total Assets	21,759,706	22,010,790
1.01	Current Assets	5,329,471	5,790,763
1.01.01	Cash and Cash Equivalents	2,150,596	2,890,331
1.01.03	Accounts Receivable	702,952	513,783
1.01.03.01	Trade Accounts Receivable	679,620	492,642
1.01.03.02	Other Accounts Receivable	23,332	21,141
1.01.04	Inventories	2,132,190	2,132,697
1.01.06	Recoverable Taxes	199,257	193,714
1.01.06.01	Current Recoverable Taxes	199,257	193,714
1.01.07	Prepaid Expenses	90,200	30,096
1.01.08	Other Current Assets	54,276	30,142
1.01.08.03	Other	54,276	30,142
1.02	Noncurrent Assets	16,430,235	16,220,027
1.02.01	Long-term Assets	1,481,770	2,558,630
1.02.01.03	Accounts Receivable	28,932	25,740
1.02.01.03.02	Other Accounts Receivable	28,932	25,740
1.02.01.06	Deferred Taxes	180,359	185,491
1.02.01.06.01	Deferred Income and Social Contribution Taxes	180,359	185,491
1.02.01.07	Prepaid Expenses	44,581	49,064
1.02.01.08	Receivables from Related Parties	449,401	1,532,309
1.02.01.08.02	Receivables from Subsidiaries	378,127	1,464,713
1.02.01.08.03	Receivables from Controlling Shareholders	2,039	1,171
1.02.01.08.04	Receivables from Other Related Parties	69,235	66,425
1.02.01.09	Other Noncurrent Assets	778,497	766,026
1.02.01.09.04	Recoverable Taxes	236,746	217,651
1.02.01.09.05	Restricted deposits for legal proceeding	541,751	548,375
1.02.02	Investments	7,950,256	6,736,527
1.02.02.01	Investments in Associates	7,950,256	6,736,527
1.02.02.01.02	Investments in Subsidiaries	7,950,256	6,736,527
1.02.03	Property and Equipment, net	5,894,094	5,816,754
1.02.03.01	In Use	5,760,719	5,655,444
1.02.03.02	Leased properties	47,719	50,993
1.02.03.03	In Progress	85,656	110,317
1.02.04	Intangible Assets	1,104,115	1,108,116
1.02.04.01	Intangible Assets	1,104,115	1,108,116
1.02.04.01.02	Intangible Assets	1,104,115	1,108,116

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Individual Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 03/31/2013	Previous Year 12/31/2012
2	Total Liabilities	21,759,706	22,010,790
2.01	Current Liabilities	7,722,191	7,098,841
2.01.01	Payroll and related charges	283,233	330,884
2.01.01.01	Payroll Liabilities	43,863	45,802
2.01.01.02	Social security Liabilities	239,370	285,082
2.01.02	Trade Accounts Payable	2,118,553	2,357,379
2.01.02.01	Local Trade Accounts Payable	2,065,506	2,294,756
2.01.02.02	Foreign Trade Accounts Payable	53,047	62,623
2.01.03	Taxes and Contributions Payable	136,506	101,508
2.01.03.01	Federal Tax Liabilities	105,830	76,601
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	105,830	76,601
2.01.03.02	State Tax Liabilities	30,676	24,907
2.01.04	Loans and Financing	2,240,108	1,418,852
2.01.04.01	Loans and Financing	1,180,712	802,033
2.01.04.01.01	In Local Currency	595,789	228,566
2.01.04.01.02	In Foreign Currency	584,923	573,467
2.01.04.02	Debentures	1,013,694	549,956
2.01.04.03	Financing by Leasing	45,702	66,863
2.01.05	Other Liabilities	2,923,613	2,865,668
2.01.05.01	Related Parties	2,290,360	2,247,329
2.01.05.01.01	Debts with Associated Companies	2,839	4,033
2.01.05.01.02	Debts with Subsidiaries	2,272,933	2,226,298
2.01.05.01.03	Debts with Controlling Shareholders	14,588	16,998
2.01.05.02	Other	633,253	618,339
2.01.05.02.01	Dividends and Interest on Equity Payable	166,495	166,507
2.01.05.02.04	Utilities	7,325	6,343
2.01.05.02.05	Rent payable	32,373	33,258
2.01.05.02.06	Advertisement payable	43,915	42,103
2.01.05.02.07	Pass-throughto Third Parties	9,472	10,974
2.01.05.02.08	Financing related to acquisition of Real Estate	91,527	88,181
2.01.05.02.09	Taxes Payable in Installments	139,610	147,172
2.01.05.02.11	Other Accounts Payable	142,536	123,801
2.01.06	Provisions	20,178	24,550
2.01.06.02	Other Provisions	20,178	24,550
2.01.06.02.02	Provisions for Restructuring	20,178	24,550
2.02	Noncurrent Liabilities	5,292,166	6,417,224
2.02.01	Loans and Financing	3,804,205	4,903,336
2.02.01.01	Loans and Financing	1,461,187	1,823,159
2.02.01.01.01	In Local Currency	1,300,003	1,662,523
2.02.01.01.02	In Foreign Currency	161,184	160,636
2.02.01.02	Debentures	2,195,278	2,942,111
2.02.01.03	Financing by Leasing	147,740	138,066
2.02.02	Other Liabilities	1,148,416	1,168,205
2.02.02.02	Other	1,148,416	1,168,205
2.02.02.02.03	Taxes Payable by Installments	1,100,393	1,119,029
2.02.02.02.04	Other Accounts Payable	48,023	49,176

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Individual Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 03/31/2013	Previous Year 12/31/2012
2.02.04	Provision for Contingencies	339,545	345,683
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	339,545	345,683
2.02.04.01.01	Tax Provisions	172,265	169,056
2.02.04.01.02	Social Security and Labor Provisions	115,397	112,417
2.02.04.01.04	Civil Provisions	51,883	64,210
2.03	Shareholders’ Equity	8,745,349	8,494,725
2.03.01	Paid-in Capital Stock	6,711,123	6,710,035
2.03.02	Capital Reserves	242,132	228,459
2.03.02.02	Special Goodwill Reserve	38,025	38,025
2.03.02.04	Granted Options	196,709	183,036
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	1,555,519	1,556,231
2.03.04.01	Legal Reserve	300,808	300,808
2.03.04.05	Retention of Profits Reserve	794,154	794,865
2.03.04.10	Expansion Reserve	460,557	460,558
2.03.05	Retained Earnings/ Accumulated Losses	236,575	-

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Individual Quarterly Financial Information / Income Statement

R$ (in thousands)

Code	Description	YTD Current Period 1/1/2013 to 03/31/2013	YTD Previous Period 1/1/2012 to 03/31/2012
3.01	Net Sales of Goods and/or Services	5,144,007	4,568,037
3.02	Cost of Goods Sold and/or Services Sold	(3,744,468)	(3,387,183)
3.03	Gross Profit	1,399,539	1,180,854
3.04	Operating Income/Expenses	(998,692)	(857,599)
3.04.01	Selling Expenses	(787,481)	(682,270)
3.04.02	General and Administrative	(163,885)	(150,157)
3.04.04	Other Operating Income	(21,962)	(2,253)
3.04.04.01	Income related to fixed assets	(2,162)	(2,253)
3.04.04.03	Non-recurring expense	(19,800)	-
3.04.05	Other Operating Expenses	(99,627)	(76,107)
3.04.05.01	Depreciation/Amortization	(99,627)	(76,107)
3.04.06	Equity Pickup	74,263	53,188
3.05	Profit before financial results, Income and Social Contribution Taxes	400,847	323,255
3.06	Financial results	(106,912)	(116,495)
3.06.01	Financial revenue	63,434	82,324
3.06.02	Financial expenses	(170,346)	(198,819)
3.07	Earnings before income and social contribution taxes	293,935	206,760
3.08	Income and Social Contribution Taxes	(57,360)	(40,168)
3.08.01	Current	(52,228)	(33,566)
3.08.02	Deferred	(5,132)	(6,602)
3.09	Net Income from Continued Operations	236,575	166,592
3.11	Net Income for the Period	236,575	166,592
3.99	Earnings per Share - (Reais/Share)
3.99.01	Earnings Basic per Share
3.99.01.01	ON – Common	0,85000	0,60000
3.99.01.02	PN– Preferred	0,93000	0,66000
3.99.02	Earnings Diluted per Share
3.99.02.01	ON – Common	0,85000	0,60000
3.99.02.02	PN– Preferred	0,93000	0,66000

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Individual Quarterly Financial Information / Comprehensive Income for the Period

R$ (in thousands)

Code	Description	YTD Current Period 1/1/2013 to 03/31/2013	YTD Previous Period 1/1/2012 to 03/31/2012
4.01	Net Income for the Period	236,575	166,592
4.03	Comprehensive Income for the Period	236,575	166,592

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Individual Quarterly Financial Information /Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	YTD Current Period 1/1/2013 to 03/31/2013	YTD Previous Period 1/1/2012 to 03/31/2012
6.01	Net Cash flow Operating Activities	(170,613)	(528,711)
6.01.01	Cash provided by the Operations	406,031	381,588
6.01.01.01	Net Income for the Period	236,575	166,592
6.01.01.02	Deferred Income and social contribution taxes	5,132	6,602
6.01.01.03	Results from Disposal of Fixed Assets	2,162	2,253
6.01.01.04	Depreciation/Amortization	108,586	84,084
6.01.01.05	Net finance results	123,332	160,270
6.01.01.06	Adjustment to Present Value	(347)	599
6.01.01.07	Equity Pickup	(74,263)	(53,188)
6.01.01.08	Provision for Contingencies	(7,717)	9,088
6.01.01.09	Provision for disposals and impairment of Property and Equipment	2,049	-
6.01.01.10	Share-based Payment	13,673	7,786
6.01.01.11	Allowance for Doubtful Accounts	68	(81)
6.01.01.13	Provision for obsolescence/shrinkage	(3,219)	(2,417)
6.01.02	Changes in Assets and Liabilities	(576,644)	(910,299)
6.01.02.01	Accounts Receivable	(192,429)	117,289
6.01.02.02	Inventories	3,726	(715)
6.01.02.03	Recoverable Taxes	(24,638)	18,194
6.01.02.04	Other Assets	(61,182)	(67,094)
6.01.02.05	Related Parties	24,952	(307,069)
6.01.02.06	Restricted Deposits for Legal Proceeding	12,225	(28,666)
6.01.02.07	Trade Accounts Payable	(238,826)	(521,799)
6.01.02.08	Payroll Charges	(47,651)	(53,676)
6.01.02.09	Taxes and Social Contributions Payable	(6,626)	4,739
6.01.02.10	Contingencies	(5,902)	(5,470)
6.01.02.11	Other Accounts Payable	(40,293)	(66,032)
6.02	Net Cash flow Investment Activities	(184,381)	(144,443)
6.02.01	Capital Increase in Subsidiaries	(58,750)	-
6.02.02	Acquisition of Property and Equipment	(129,679)	(145,471)
6.02.03	Increase Intangible Assets	(6,906)	(197)
6.02.04	Sales of Property and Equipment	10,954	1,225
6.03	Net Cash flow financing Activities	(384,741)	(24,218)
6.03.01	Capital Increase/Decrease	1,088	515
6.03.02	Additions	-	323,716
6.03.03	Payments	(295,687)	(308,918)
6.03.04	Interest Paid	(90,130)	(39,531)
6.03.05	Payment of Dividends	(12)	-
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(739,735)	(697,372)
6.05.01	Cash and Cash Equivalents at the beginning of Period	2,890,331	2,328,783
6.05.02	Cash and Cash Equivalents at the end of Period	2,150,596	1,631,411

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Individual Quarterly Financial Information / Statement of Changes in Shareholders’ Equity – 01/01/2013 to 03/31/2013

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Shareholders’ Equity
5.01	Opening Balance	6,710,035	228,459	1,556,231	-	8,494,725
5.03	Restated Opening Balance	6,710,035	228,459	1,556,231	-	8,494,725
5.04	Capital Transactions with Shareholders	1,088	13,673	-	-	14,761
5.04.01	Capital Increases	1,088	-	-	-	1,088
5.04.03	Granted Options	-	13,673	-	-	13,673
5.05	Total Comprehensive Income	-	-	-	236,575	236,575
5.05.01	Net Income for the period	-	-	-	236,575	236,575
5.06	Internal Changes of Shareholders’ Equity	-	-	(712)	-	(712)
5.06.04	Gain (loss) in equity interest	-	-	(712)	-	(712)
5.07	Closing Balance	6,711,123	242,132	1,555,519	236,575	8,745,349

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Individual Quarterly Financial Information /Statement of Changes in Shareholders’ Equity – 01/01/2012 to 03/31/2012

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Shareholders’ Equity
5.01	Opening Balance	6,129,405	384,342	1,111,526	-	7,265,273
5.03	Restated Opening Balance	6,129,405	384,342	1,111,526	-	7,265,273
5.04	Capital Transactions with Shareholders	515	7,786	-	-	8,301
5.04.01	Capital Increases	515	-	-	-	515
5.04.03	Granted Options	-	7,786	-	-	7,786
5.05	Total Comprehensive Income	-	-	-	166,592	166,592
5.05.01	Net Income for the period	-	-	-	166,592	166,592
5.06	Internal Changes of Shareholders’ Equity	-	-	403	-	403
5.06.04	Gain (loss) in equity interest	-	-	403	-	403
5.07	Closing Balance	6,129,920	392,128	1,111,929	166,592	7,800,569

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Individual Quarterly Financial Information /Statement of Value Added

R$ (in thousands)

Code	Description	YTD Current Period 1/1/2013 to 03/31/2013	YTD Previous Period 1/1/2012 to 03/31/2012
7.01	Revenues	5,671,521	5,042,248
7.01.01	Sales of Goods, Products and Services	5,657,764	5,017,217
7.01.02	Other Revenues	14,852	26,235
7.01.04	Allowance for/Reversal of Doubtful Accounts	(1,095)	(1,204)
7.02	Raw Materials Acquired from Third Parties	(4,378,119)	(4,019,356)
7.02.01	Costs of Products, Goods and Services Sold	(3,976,390)	(3,648,133)
7.02.02	Materials, Energy, Outsourced Services and Other	(401,729)	(371,223)
7.03	Gross Added Value	1,293,402	1,022,892
7.04	Retention	(108,586)	(84,084)
7.04.01	Depreciation and Amortization	(108,586)	(84,084)
7.05	Net Added Value Produced	1,184,816	938,808
7.06	Added Value Received in Transfers	137,697	135,512
7.06.01	Equity Pickup	74,263	53,188
7.06.02	Financial revenue	63,434	82,324
7.07	Total Added Value to Distribute	1,322,513	1,074,320
7.08	Distribution of Added Value	1,322,513	1,074,320
7.08.01	Personnel	509,261	406,977
7.08.01.01	Direct Compensation	349,435	277,323
7.08.01.02	Benefits	119,622	97,989
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	32,420	24,936
7.08.01.04	Other	7,784	6,729
7.08.02	Taxes, Fees and Contributions	296,736	212,080
7.08.02.01	Federal	209,614	142,697
7.08.02.02	State	61,592	38,603
7.08.02.03	Municipal	25,530	30,780
7.08.03	Value Distributed to Providers of Capital	279,941	288,671
7.08.03.01	Interest	170,346	198,819
7.08.03.02	Rentals	109,595	89,852
7.08.04	Value Distributed to Shareholders	236,575	166,592
7.08.04.03	Retained Earnings for the period	236,575	166,592

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Quarterly Financial Information /Balance Sheet - Assets

R$ (in thousands)

Code	Description	Current Quarter 03/31/2013	Previous Year 12/31/2012
1	Total Assets	34,237,982	34,833,350
1.01	Current Assets	15,886,152	16,687,800
1.01.01	Cash and Cash Equivalents	6,002,374	7,086,251
1.01.03	Accounts Receivable	3,114,168	2,867,556
1.01.03.01	Trade Accounts Receivable	2,846,275	2,646,079
1.01.03.02	Other Accounts Receivable	297,893	221,477
1.01.04	Inventories	5,675,913	5,759,648
1.01.06	Recoverable Taxes	834,398	871,021
1.01.06.01	Current Recoverable Taxes	834,398	871,021
1.01.07	Prepaid Expenses	190,224	66,792
1.01.08	Other Current Assets	39,075	36,532
1.01.08.03	Other	39,075	36,532
1.02	Noncurrent Assets	18,351,830	18,145,550
1.02.01	Long-term Assets	4,732,834	4,693,067
1.02.01.03	Accounts Receivable	661,229	664,896
1.02.01.03.01	Trade Accounts Receivable	98,164	108,499
1.02.01.03.02	Other Accounts Receivable	563,065	556,397
1.02.01.04	Inventories	172,280	172,280
1.02.01.06	Deferred Taxes	1,047,162	1,078,842
1.02.01.06.01	Deferred Income and Social Contribution Taxes	1,047,162	1,078,842
1.02.01.07	Prepaid Expenses	57,439	61,892
1.02.01.08	Receivables from Related Parties	187,272	172,164
1.02.01.08.04	Receivables from Other Related Parties	187,272	172,164
1.02.01.09	Other Noncurrent Assets	2,607,452	2,542,993
1.02.01.09.04	Recoverable Taxes	1,279,602	1,231,642
1.02.01.09.05	Restricted deposits for legal proceeding	967,881	952,294
1.02.01.09.07	Financial Instruments - Option to Put/Call	359,969	359,057
1.02.02	Investments	371,285	362,429
1.02.02.01	Investments in associates	371,285	362,429
1.02.02.01.01	Investments in subsidiaries	283,953	275,098
1.02.02.01.04	Other Equity Interest	87,332	87,331
1.02.03	Property and Equipment, net	8,294,592	8,114,498
1.02.03.01	In Use	7,998,110	7,761,760
1.02.03.02	Leased properties	138,773	148,109
1.02.03.03	In Progress	157,709	204,629
1.02.04	Intangible Assets	4,953,120	4,975,556
1.02.04.01	Intangible Assets	4,953,120	4,975,556

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 03/31/2013	Previous Year 12/31/2012
2	Total Liabilities	34,237,982	34,833,350
2.01	Current Liabilities	13,675,268	13,392,509
2.01.01	Payroll and related charges	710,340	728,970
2.01.01.01	Payroll Liabilities	182,327	190,127
2.01.01.02	Social security liabilities	528,013	538,843
2.01.02	Trade Accounts Payable	5,768,612	6,240,356
2.01.02.01	Local Trade Payable	5,699,361	6,150,533
2.01.02.02	Foreign Trade Payable	69,251	89,823
2.01.03	Taxes and contribution payable	577,536	650,761
2.01.03.01	Federal Tax Liabilities	375,468	410,893
2.01.03.01.01	Income and Social Contribution Taxes Payable	55,697	93,759
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	319,771	317,134
2.01.03.02	State Tax Liabilities	196,330	233,154
2.01.03.03	Municipal Tax Liabilities	5,738	6,714
2.01.04	Loans and Financing	5,047,181	4,211,150
2.01.04.01	Loans and Financing	3,854,415	3,459,652
2.01.04.01.01	In Local Currency	3,095,915	2,754,029
2.01.04.01.02	In Foreign Currency	758,500	705,623
2.01.04.02	Debentures	1,132,320	668,444
2.01.04.03	Financing by Leasing	60,446	83,054
2.01.05	Other Liabilities	1,551,421	1,536,722
2.01.05.01	Related Parties	77,572	81,641
2.01.05.01.01	Debts with Subsidiaries	62,558	64,181
2.01.05.01.03	Debts with Controlling Shareholders	15,014	17,460
2.01.05.02	Other	1,473,849	1,455,081
2.01.05.02.01	Dividends	168,786	168,798
2.01.05.02.04	Utilities	21,829	22,801
2.01.05.02.05	Rent payable	49,133	51,377
2.01.05.02.06	Advertisement payable	83,903	112,976
2.01.05.02.07	Pass-throughto Third Parties	207,198	224,099
2.01.05.02.08	Financing related to acquisition of real estate	104,527	88,181
2.01.05.02.09	Taxes Payable in Installments	147,928	155,368
2.01.05.02.10	Deferred Revenues	89,534	92,120
2.01.05.02.11	Companies’ Acquisition	68,032	63,021
2.01.05.02.12	Other Accounts Payable	532,979	476,340
2.01.06	Provisions	20,178	24,550
2.01.06.02	Other Provisions	20,178	24,550
2.01.06.02.02	Provisions for Restructuring	20,178	24,550
2.02	Noncurrent Liabilities	9,205,310	10,372,890
2.02.01	Loans and Financing	5,123,637	6,281,104
2.02.01.01	Loans and Financing	1,960,971	2,377,214
2.02.01.01.01	In Local Currency	1,799,787	2,176,652
2.02.01.01.02	In Foreign Currency	161,184	200,562
2.02.01.02	Debentures	2,994,669	3,741,353
2.02.01.03	Financing by Leasing	167,997	162,537
2.02.02	Other Liabilities	1,696,715	1,708,384
2.02.02.02	Other	1,696,715	1,708,384
2.02.02.02.03	Taxes Payable by Installments	1,184,775	1,204,543
2.02.02.02.04	Other Accounts Payable	354,152	345,640
2.02.02.02.05	Accounts payable related to acquisition of Companies	157,788	158,201
2.02.03	Deferred Taxes	1,136,274	1,137,376

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Quarterly Financial Information /Balance Sheet – Liabilities

R$ (in thousands)

Code	Description	Current Quarter 03/31/2013	Previous Year 12/31/2012
2.02.03.01	Deferred Income and Social Contribution Taxes	1,136,274	1,137,376
2.02.04	Provisions for Contingencies	794,510	774,361
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	794,510	774,361
2.02.04.01.01	Tax Provisions	410,543	404,392
2.02.04.01.02	Social security and labor Provisions	199,054	190,836
2.02.04.01.03	Employee Benefits Provision	48,452	46,248
2.02.04.01.04	Civil Provisions	136,461	132,885
2.02.06	Deferred Revenues	454,174	471,665
2.02.06.02	Deferred Revenues	454,174	471,665
2.03	Consolidated Shareholders’ Equity	11,357,404	11,067,951
2.03.01	Paid-in Capital Stock	6,711,123	6,710,035
2.03.02	Capital Reserves	242,132	228,459
2.03.02.02	Special Goodwill Reserve	38,025	38,025
2.03.02.04	Granted Options	196,709	183,036
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	1,555,519	1,556,231
2.03.04.01	Legal Reserve	300,808	300,808
2.03.04.05	Profit Retention Reserve	794,154	795,865
2.03.04.10	Expansion Reserve	460,557	460,558
2.03.05	Retained Earnings/ Accumulated Losses	236,575	-
2.03.09	Non-Controlling Interest	2,612,055	2,573,226

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Quarterly Financial Information / Income Statement

R$ (in thousands)

Code	Description	YTD Current Period 1/1/2013 to 03/31/2013	YTD Previous Period 1/1/2012 to 03/31/2012
3.01	Net sales of Goods and/or Services	13,382,864	12,147,451
3.02	Cost of Goods Sold and/or Services Sold	(9,847,460)	(8,901,331)
3.03	Gross Profit	3,535,401	3,246,120
3.04	Operating Income/Expenses	(2,886,644)	(2,664,517)
3.04.01	Selling expenses	(2,287,062)	(2,060,628)
3.04.02	General and Administrative	(402,738)	(437,336)
3.04.04	Other Operating Income	(9,119)	10,756
3.04.04.01	Income related to fixed assets	(5,064)	6,727
3.04.04.02	Non-recurring expense	(19,799)	-
3.04.04.03	Other Operating Income	15,744	4,029
3.04.05	Other Operating Expenses	(196,580)	(182,161)
3.04.05.01	Depreciation/Amortization	(196,988)	(176,355)
3.04.05.02	Other Operating Expenses	408	(5,806)
3.04.06	Equity Pickup	8,855	4,852
3.05	Profit before financial results, Income and Social Contribution Taxes	648,760	581,603
3.06	Financial results	(254,355)	(335,750)
3.06.01	Financial revenue	142,626	145,624
3.06.02	Financial expenses	(396,981)	(481,374)
3.07	Earnings before income and social contribution taxes	394,405	245,853
3.08	Income and social contribution taxes	(119,137)	(83,682)
3.08.01	Current	(88,586)	(52,081)
3.08.02	Deferred	(30,551)	(31,601)
3.09	Net Income from Continued Operations	275,268	162,171
3.11	Consolidated Net Income/Loss for the period	275,268	162,171
3.11.01	Attributed to Partners of Parent Company	236,575	166,592
3.11.02	Attributed to Non-controlling Shareholders	38,693	(4,421)
3.99	Earnings per Share - (Reais / Share)
3.99.01	Earnings Basic per Share
3.99.01.01	ON – Common	0,85000	0,60000
3.99.01.02	PN – Preferred	0,93000	0,66000
3.99.02	Earnings Diluted per Share
3.99.02.01	ON – Common	0,60000	0,60000
3.99.02.02	PN - Preferred	0,93000	0,66000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Quarterly Financial Information / Comprehensive Income for the Period

R$ (in thousands)

Code	Description	YTD Current Period 1/1/2012 to 09/30/2012	YTD Previous Period 1/1/2011 to 09/30/2011
4.01	Net Income for the Period	275,268	162,171
4.03	Comprehensive Income for the Period	275,268	162,171
4.03.01	Attributed to controlling shareholders	236,575	166,592
4.03.02	Attributed to Non-Controlling Shareholders	38,693	(4,421)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Consolidated Quarterly Financial Information /Statement of Cash Flows – Indirect Method

R$ (in thousands)

Code	Description	YTD Current Period 1/1/2013 to 03/31/2013	YTD Previous Period 1/1/2012 to 03/31/2012
6.01	Net Cash flow Operating Activities	(284,373)	(562,349)
6.01.01	Cash provided by the Operations	734,075	713,559
6.01.01.01	Net Income for the Period	275,268	162,171
6.01.01.02	Deferred income and social contribution taxes	30,551	31,601
6.01.01.03	Results from disposal of fixed assets	5,064	(6,727)
6.01.01.04	Depreciation/Amortization	213,515	193,835
6.01.01.05	Net finance results	209,340	300,302
6.01.01.06	Adjustment to Present Value	957	23,419
6.01.01.07	Equity Pickup	(8,855)	(4,852)
6.01.01.08	Payment Provision for Contingencies	12,755	12,981
6.01.01.09	Provision for disposals andimpairment of Property and Equipment	2,816	(1,959)
6.01.01.10	Share-Based payment	13,673	7,784
6.01.01.11	Allowance for doubtful accounts	6,571	19,488
6.01.01.12	Gain (loss) in equity interest dilution	(575)	-
6.01.01.13	Provision for obsolescence/shrinkage	(9,514)	(24,484)
6.01.01.14	Deferred revenue	(17,491)	-
6.01.02	Changes in Assets and Liabilities	(1,018,448)	(1,275,908)
6.01.02.01	Accounts Receivable	(280,866)	432,936
6.01.02.02	Inventories	77,666	374,650
6.01.02.03	Recoverable Taxes	(19,793)	(116,204)
6.01.02.04	Other Assets	(121,619)	(110,925)
6.01.02.05	Related Parties	(21,752)	32,645
6.01.02.06	Restricted deposits for legal proceeding	(2,667)	(66,873)
6.01.02.08	Trade accounts payable	(456,402)	(1,563,128)
6.01.02.09	Payroll Charges	(18,630)	(46,427)
6.01.02.10	Taxes and social contributions payable	(106,804)	(123,157)
6.01.02.11	Contingencies	(9,674)	(15,199)
6.01.02.12	Other Accounts Payable	(57,907)	(74,226)
6.02	Net Cash flow Investing Activities	(291,832)	(201,535)
6.02.01	Companies Acquisition	-	6,532
6.02.03	Acquisition of Property and Equipment	(283,637)	(228,182)
6.02.04	Increase Intangible Assets	(23,908)	(7,818)
6.02.05	Sales of Property and Equipment	15,713	27,933
6.03	Net Cash flow Financing Activities	(507,672)	(460,260)
6.03.01	Capital Increase/Decrease	1,088	515
6.03.02	Additions	1,121,077	1,785,355
6.03.03	Payments	(1,132,907)	(2,123,720)
6.03.04	Interest Paid	(496,918)	(122,410)
6.03.05	Payment of Dividends	(12)	-
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(1,083,877)	(1,224,144)
6.05.01	Cash and Cash Equivalents at the beginning of Period	7,086,251	4,969,955
6.05.02	Cash and Cash Equivalents at the end of Period	6,002,374	3,745,811

(FREETRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	Version: 1

Consolidated Quarterly Financial Information /Statement of Changes in Shareholders’ Equity –01/01/2013 to 03/31/2013

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Non- Controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening Balance	6,710,035	228,459	1,556,231	-	-	8,494,725	2,573,226	11,067,951
5.03	Restated Opening Balance	6,710,035	228,459	1,556,231	-	-	8,494,725	2,573,226	11,067,951
5.04	Capital Transactions with shareholders	1,088	13,673		-	-	14,761	-	14,761
5.04.01	Capital Increases	1,088	-		-	-	1,088	-	1,088
5.04.03	Granted Options	-	13,673		-	-	13,673	-	13,673
5.05	Total Comprehensive Income	-	-		236,575	-	236,575	38,693	275,268
5.05.01	Net Income for the Period	-	-		236,575	-	236,575	38,693	275,268
5.06	Internal Changes of Shareholders’ Equity	-	-	(712)	-	-	(712)	136	(576)
5.06.05	Gain (loss) in equity interest	-	-	(712)	-	-	(712)	136	(576)
5.07	Closing Balance	6,711,123	242,132	1,555,519	236,575	-	8,745,349	2,612,055	11,357,404

(FREETRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	Version: 1

Consolidated Quarterly Financial Information /Statement of Changes in Shareholders’ Equity – 01/01/2012 to 03/31/2012

R$ (in thousands)

Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit/Losses	Other Comprehensive Income	Shareholders’ Equity	Non- Controlling Interest	Consolidated Shareholders’ Equity
5.01	Opening Balance	6,129,405	384,342	1,111,526	-	-	7,625,273	2,469,152	10,094,425
5.03	Restated Opening Balance	6,129,405	384,342	1,111,526	-	-	7,625,273	2,469,152	10,094,425
5.04	Capital Transactions with shareholders	515	7,786	-	-	-	8,301	-	8,301
5.04.01	Capital Increases	515	-	-	-	-	515	-	515
5.04.03	Granted Options	-	7,786	-	-	-	7,786	-	7,786
5.05	Total Comprehensive Income	-	-	-	166,592	-	166,592	(4,421)	162,171
5.05.01	Net Income for the Period	-	-	-	166,592	-	166,592	(4,421)	162,171
5.06	Internal Changes of Shareholders’ Equity	-	-	403	-	-	403	187	590
5.06.05	Gain (loss) in equity interest	-	-	403	-	-	403	187	590
5.07	Closing Balance	6,129,920	392,128	1,111,929	166,592	-	7,800,569	2,464,918	10,265,487

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – September 30, 2012 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	Version: 1

Consolidated Quarterly Financial Information /Statement of Value Added

R$ (in thousands)

Code	Description	YTD Current Period 1/1/2013 to 03/31/2013	YTD Previous Period 1/1/2012 to 03/31/2012
7.01	Revenues	14,918,586	13,646,012
7.01.01	Sales of Goods, Products and Services	14,984,340	13,659,567
7.01.02	Other Revenues	37,983	41,243
7.01.04	Allowance for/Reversal of Doubtful Accounts	(103,737)	(54,798)
7.02	Raw materialsAcquired from Third Parties	(12,008,811)	(10,640,610)
7.02.01	Costs of Products, Goods and Services Sold	(10,785,930)	(9,455,839)
7.02.02	Materials, Energy, Outsourced Services and Other	(1,222,881)	(1,184,771)
7.03	Gross Added Value	2,909,775	3,005,402
7.04	Retention	(213,515)	(193,835)
7.04.01	Depreciation and Amortization	(213,515)	(193,835)
7.05	Net Added Value Produced	2,696,260	2,811,567
7.06	Added Value Received in Transfers	151,481	150,476
7.06.01	Equity Pickup	8,855	4,852
7.06.02	Financial revenue	142,626	145,624
7.07	Total Added Value to Distribute	2,847,741	2,962,043
7.08	Distribution of Added Value	2,847,741	2,962,043
7.08.01	Personnel	1,379,647	1,364,270
7.08.01.01	Direct Compensation	1,004,720	967,092
7.08.01.02	Benefits	241,571	217,254
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	91,384	84,977
7.08.01.04	Other	41,972	94,947
7.08.01.04.01	Interest	41,972	94,947
7.08.02	Taxes, Fees and Contributions	465,588	669,213
7.08.02.01	Federal	275,533	364,664
7.08.02.02	State	135,286	237,886
7.08.02.03	Municipal	54,769	66,663
7.08.03	Value Distributed to Providers of Capital	727,238	766,389
7.08.03.01	Interest	396,981	481,374
7.08.03.02	Rentals	330,257	285,015
7.08.04	Value Distributed to Shareholders	275,268	162,171
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	236,575	166,592
7.08.04.04	Non-controlling Interest in Retained Earnings	38,693	(4,421)

1Q13 Earnings Release

Net sales revenue up 10.2%

Net income up 69.7%, to R$ 275 million

São Paulo, Brazil, April 29, 2013 -  Grupo Pão de Açúcar [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and  Viavarejo [BM&FBOVESPA: VVAR3] announce their results for the first quarter of 2013 (1Q13). The results are presented in the segments as follows: GPA Food, formed by supermarkets (Pão de Açúcar, Extra Supermercado and PA Delivery), hypermarkets (Extra Hiper), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), GPA Malls & Properties, gas stations and drugstores; and GPA Consolidated, formed by GPA Food and Viavarejo (Casas Bahia and Pontofrio’s brick-and-mortar stores and Nova Pontocom's e-commerce: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br, Barateiro.com.br, Partiu Viagens, e-Plataforma and Pontofrio Atacado). More information on the results of the subsidiary Via Varejo can be found in its respective earnings release disclosed on this date.

GPA Food

Gross sales revenue up 10.6% in 1Q13

Net Income up 19.5%, to R$ 176 million

GPA Consolidated

Gross sales revenue totaled R$14.984 billion, EBITDA margin stable at 6.4%

Net income up 69.7%, to R$275 million

  Gross sales revenue totaled R$14.984 billion, up 9.6% over 1Q12. 25 new stores added 28,000 m2 to sales area in the period;
  EBITDA at R$862 million, up 11.2% over 1Q12;
  Net financial income was an expense of R$ 254 million, down 24.2%. As percentage of net sales, net financial income declined 60 basis points;
  Net income up 69.7%, to R$275 million. Margin up 80 basis points over 1Q12.

HIGHLIGHTS

	GPA Food			GPA Consolidated
(R$ million) (1)	1Q13	1Q12	Δ	1Q13	1Q12	Δ

Gross Sales Revenue	8,149	7,371	10.6%	14,984	13,660	9.7%
Net Sales Revenue	7,383	6,656	10.9%	13,383	12,147	10.2%
Gross Profit	1,869	1,717	8.9%	3,535	3,246	8.9%
Gross Margin	25.3%	25.8%	-50 bps	26.4%	26.7%	-30 bps
EBITDA	518	487	6.2%	862	775	11.2%
EBITDA Margin(2)	7.0%	7.3%	-30 bps	6.4%	6.4%	0 bps
Net Financial Revenue (Expenses)	(108)	(142)	-24.0%	(254)	(336)	-24.2%
% of net sales revenue	1.5%	2.1%	-60 bps	1.9%	2.8%	-90 bps
Company's net profit	176	147	19.5%	275	162	69.7%
Net Margin	2.4%	2.2%	20 bps	2.1%	1.3%	80 bps
(1) Totals and percentage changes are rounded off and all margins were calculated as percentage of net sales revenue.
(2) Earnings before Interest, Taxes, Depreciation, Amortization

Note: As from 1Q13, the depreciation recognized in cost of goods sold, formed essentially by the depreciation of distribution centers, began to be considered in the calculation of EBITDA. The reconciliation is available on page 5 of this release.

PERFORMANCE BY SEGMENT

The Company’s business is divided into four segments – food retail, cash and carry, electronics and home appliances retail (bricks and mortar) and e-commerce – grouped as follows:

Sales Performance

	GPA Food			GPA Food						GPA Consolidated

				Retail			Cash and Carry

(R$ million)	1Q13	1Q12	Δ	1Q13	1Q12	Δ	1Q13	1Q12	Δ	1Q13	1Q12	Δ

Gross Sales Revenue	8,149	7,371	10.6%	6,722	6,240	7.7%	1,427	1,131	26.1%	14,984	13,660	9.7%
Net Sales Revenue	7,383	6,656	10.9%	6,078	5,621	8.1%	1,304	1,035	26.0%	13,383	12,147	10.2%
Gross 'Same-Store' Sales Revenue	6.4%	9.3%								6.6%	9.6%
Food	9.6%	9.4%
Non-food	-4.9%	9.2%

GPA Food

Gross sales revenue increased 10.6% over 1Q12. In addition to the same-store sales performance, detailed below, the opening of new stores, which continues at a fast pace, was a highlight. In 1Q13, 19 new stores were opened.

On a same-store basis, gross sales revenue increased 6.4%. This growth pace was achieved despite the strong comparison base and one less sales day (2011 was a leap year). In real terms, deflated by the IPCA inflation index, same-store sales decreased 0.2%.

▶   Retail: gross sales revenue up 7.7%. The highlights were:

▪      Sales growth in the quarter, led by the categories of meat; fruits and vegetables; as well as categories that benefited from sales associated with Easter – grocery and seafood. However, sales of electronics and home appliances, sold  under the Extra banner, usually in hypermarkets, decreased due to the strong comparison base in 1Q12, impacting the growth in Non-Food categories;

▪       The Pão de Açúcar banner, which posted a solid performance in fruit, organic foods and fish, and Minimercado Extra, which continued to post double-digit same-store sales growth;

▪      The calendar effect due to Easter, which had a positive impact as the entire holiday sales period fell within the quarter, while last year a portion of sales was concentrated in April. The impact on the quarter, however, was partially offset by the comparison with a leap year, which resulted in one less day of sales in 1Q13;

▪      The announcement by the federal government of tax rate cuts on certain basic products in the meat, fruit, vegetables and personal care categories. The measure aims to reduce the retail price and consequently increase consumers’ purchasing power.

▪      Organic growth: opening of 12 Minimercado Extra, two Extra Supermercado, one gas station and one drugstore in 1Q13.

▶   Cash-and-carry: gross sales revenue up 26.1%, driven mainly by:

▪      Double-digit gross sales revenue growth on a same-store basis, supported by the growth in average ticket. The growth is consequence of the adjustments made to serve the target public of the banner – processors, resellers and users – and the opening of tree Assaí stores in 1Q13.

▶   Real estate projects: no revenue from real estate projects was recognized in the results of the Company in 1Q13.

GPA Consolidated

Gross sales revenue totaled R$14.984 billion, up 9.7% over 1Q12. Same-store sales increased 6.6%, driven by the performance of Food Retail, as mentioned above, coupled with the performance of the electronics and home appliance brick-and-mortar stores, led by Pontofrio, which posted above-average same-store sales growth.

Growth was also driven by the Company’s accelerated organic growth pace. A total of 28,000 square meters of sales area were added in the period through the opening of 25 stores, bringing the number of new stores opened in the last 12 months to 125.

The Group’s new e-commerce platform was launched in early March: Extra Marketplace, Brazil’s first online “shopping mall”, which will be operated through Extra.com.br (website with average daily traffic of more than 1 million visitors). This initiative increased the number of products in the e-commerce platform from 120,000 items in March to 200,000 items in April. It is expected to reach 600,000 items by December. The project’s initial investment was R$ 10 million and more than 30 partners signed up in its first month.

Operating Performance

	GPA Food			GPA Food						GPA Consolidated

				Retail			Cash and Carry
(R$ million)	1Q13	1Q12	Δ	1Q13	1Q12	Δ	1Q13	1Q12	Δ	1Q13	1Q12	Δ

Net Sales Revenue	7,383	6,656	10.9%	6,078	5,621	8.1%	1,304	1,035	26.0%	13,383	12,147	10.2%
GrossProfit	1,869	1,717	8.9%	1,694	1,565	8.2%	175	151	15.6%	3,535	3,246	8.9%
Gross Margin	25.3%	25.8%	-50 bps	27.9%	27.8%	10 bps	13.4%	14.6%	-120 bps	26.4%	26.7%	-30 bps
Selling Expenses	(1,136)	(1,039)	9.3%	(1,013)	(938)	8.0%	(123)	(101)	21.6%	(2,282)	(2,108)	8.2%
General and Administrative Expenses	(210)	(193)	8.3%	(194)	(183)	6.0%	(16)	(11)	49.3%	(403)	(390)	3.4%
Equity Income	7	4	67.4%	7	4	67.4%	-	-	-	9	5	82.5%
Other Operating Revenue (Expenses)	(23)	(10)	125.6%	(23)	(10) 137.3%		0.1	(0.5)	-	(14)	5	-
Total Operating Expenses	(1,362)	(1,239)	9.9%	(1,223)	(1,127)	8.5%	(139)	(112)	23.7%	(2,690)	(2,488)	8.1%
% of Net Sales Revenue	18.4%	18.6%	-20 bps	20.0%	20.0%	0 bps	10.6%	10.8%	-20 bps	20.1%	20.5%	-40 bps
(-) Depreciation (Logistic)	10	9	10.6%	10	9	10.0%	0	0	0.0%	17	17	-5.4%
EBITDA	518	487	6.2%	481	448	7.4%	36	39	-7.6%	862	775	11.2%
EBITDA Margin	7.0%	7.3%	-30 bps	7.9%	8.0%	-10 bps	2.8%	3.8%	-100 bps	6.4%	6.4%	0 bps

As of 4Q12, the result of Equity Income and Other Operating Income (Expenses) were included along with Total Operating Expenses in the calculation of EBITDA. This means that the calculation of EBITDA is now in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012. In 1Q13, the depreciation recognized in cost of goods sold, formed essentially by the depreciation of distribution centers, began to be specified in the calculation of EBITDA. The reconciliation is available on page 5 of this release.

As of 4Q12, the result of Equity Income and Other Operating Income (Expenses) were included along with Total Operating Expenses in the calculation of EBITDA. This means that the calculation of EBITDA is now in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012. In 1Q13, the depreciation recognized in cost of goods sold, formed essentially by the depreciation of distribution centers, began to be specified in the calculation of EBITDA. The reconciliation is available on page 5 of this release.

GPA Food

EBITDA increased 6.2% to R$518 million, while EBITDA margin declined 30 basis points to 7.0%.

▶   Retail: 10 basis-point EBITDA margin decline due to:

▪      Gross margin increase of 10 basis points to 27.9%. The margin increase is due to improved sales mix and to the lower growth in lower-margin categories as electronics and beverages. For fruits, vegetables and other commodities, a trade-up to organic items and other items of higher added value was observed;

▪      Restructuring of GPA Food: since late 2011, the Company has been conducting a process to reorganize its corporate structure by reassessing its activities and processes to make the Company leaner, simpler and give it a more agile decision-making process, while also enabling the capture of synergies and efficiency gains in the processes common to the various businesses. The processes resulted in headcount reductions in the executive team, a process that incurred expenses of R$13 million.

Adjusted for nonrecurring effects, EBITDA was R$537 million, with EBITDA margin stable at 7.3%. Over the course of the year, the Company expects to reverse gains from expenses reduction through the pricing of goods, and thus attract more consumers to their stores and increase market share.

▶   Cash-and-carry: EBITDA margin declined 100 basis points over 1Q12, to 2.8%, due to:

▪      Gross margin decline of 120 basis points, mainly due to the opening of three Assaí stores. Moreover, to support the strategy of expanding the banner into new regions and increasing customer traffic in stores, Assaí adopted most competitive prices,  which led to temporary margin contraction at the newly opened stores in these regions. In the past six months, Assaí started operations in three new states and should start operations in other three in 2Q13;

▪      More competitive pricing. The sustainable repositioning of prices will be enabled by the strict control of operating expenses. With stronger sales, Management expects to increase the return on invested capital for both the format and the Company;

▪      Decrease of 20 basis points in operating expenses as a percentage of net sales revenue, driven by the rationalization of selling expenses, which grew at a slower pace than revenue. The new model aims to keep operating expenses at low levels.

GPA Consolidated

EBITDA was benefited from lower operating expenses, particularly in General and Administrative Expenses at Viavarejo. EBITDA margin was stable at 6.4%. This decrease at Viavarejo is related to the reorganization carried out by the Company in 1Q13, which also impacted the food retail operation, as mentioned above, which focused primarily on boosting competition through a leaner structure and by implementing a more agile decision-making process.

Gross margin declined 30 basis points, mainly due to the Company’s strategy to boost the competition of its cash-and-carry stores, which since 2012 has posted gross margin compression along with declines in expenses, as mentioned above.

EBITDA Reconciliation

As from 1Q13, the EBITDA reported by the Company is no longer considering the depreciation allocated to cost of goods sold, essentially related to distribution centers. To allow the comparability of the Company’s future results, we present the 2012 EBITDA with the same EBITDA reconciliation adopted as of this quarter.

						ex-real estate projects
	1Q12	2Q12	3Q12	4Q12	2012	2Q12	4Q12	2012
GPA Food	487	581	479	744	2,291	485	690	2,141
Viavarejo	289	220	316	588	1,412	220	588	1,412
GPA Consolidated	776	800	795	1,332	3,703	705	1,278	3,553

Financial Performance and Indebtedness

Financial Result

	GPA Food			GPA Consolidated
(R$ million)	1Q13	1Q12	Δ	1Q13	1Q12	Δ

Financial Revenue	95	106	-10.6%	143	146	-2.1%
Financial Expenses	(203)	(248)	-18.3%	(397)	(481)	-17.5%
Net Financial Revenue (Expenses)	(108)	(142)	-24.0%	(254)	(336)	-24.2%
% of Net Sales Revenue	1.5%	2.1%	-60 bps	1.9%	2.8%	-90 bps
Charges on Net Bank Debt	(61)	(76)	-19.0%	(52)	(89)	-41.3%
Cost of Discount of Receivables of Payment Book	-	-	-	(61)	(67)	-8.9%
Cost of Discount of Receivables of Credit Card	(23)	(27)	-12.7%	(120)	(148)	-19.2%
Restatement of Other Assets and Liabilities	(24)	(40)	-41.1%	(22)	(32)	-32.2%
Net Financial Revenue (Expenses)	(108)	(142)	-24.0%	(254)	(336)	-24.2%

GPA Food

In 1Q13, the net financial income was an expense was R$108 million, down 24.0% over 1Q12 despite the 10.6% growth in gross sales revenue in the quarter, and accounted for 1.5% of net sales revenue. The improvement in the net financial income was mainly due to the effects from the lower Selic base interest rate, especially as of late 2011, and to control over the customer receivables, which impacted the Company’s results as detailed below:

▪      R$ 61 million in charges on net bank debt, down 19.0% over 1Q12;

▪      R$ 23 million in cost of discount of receivables, which corresponded to 0.3% of net sales revenue (compared to 0.5% in 1Q12). In view of the restructuring of receivables funds previously used for credit rights transfer of accounts receivable with credit cards, in 1Q13 the Company sold and transferred its total credit card receivables directly to operators or banks, without any right to return or obligation related. The average rate for these sale operations was 108.5% of CDI. The volume of discounted receivables amounted to R$2.8 billion;

▪      R$ 24 million in restatement of other liabilities and assets, down 41.1% over 1Q12, due to higher financial income from supplier payment anticipation.

GPA Consolidated

In 1Q13, the net financial income was an expense of R$ 254 million, down 24.2% over 1Q12, and account for 1.9% of net sales revenue, down 90 basis points over 1Q12. The main impact came from the reduction in expenses with the discount of receivables and with charges on net debt, which resulted from the lower base interest rate and better management of the payment conditions offered to clients.

Indebtedness

	GPA Food		GPA Consolidated

(R$ million)	03.31.13	12.31.2012	03.31.13	12.31.2012

Short Term Debt	(2,239)	(1,419)	(2,577)	(1,712)
Loans and Financing	(1,226)	(869)	(1,445)	(1,044)
Debentures	(1,014)	(550)	(1,132)	(668)
Long Term Debt	(4,189)	(5,282)	(5,008)	(6,151)
Loans and Financing	(1,994)	(2,340)	(2,014)	(2,409)
Debentures	(2,195)	(2,942)	(2,995)	(3,741)
Total Gross Debt	(6,429)	(6,701)	(7,586)	(7,863)
Cash and Marketable Securities (1)	3,553	4,505	6,002	7,086
Net Debt	(2,875)	(2,196)	(1,584)	(777)
Net Debt / EBITDA(1)	1.24x	0.96x	0.42x	0.21x
Payment book - short term	-	-	(2,470)	(2,499)
Payment book - long term	-	-	(115)	(130)
Net Debt with payment book	-	-	(4,168)	(3,406)
Net Debt / EBITDA(1)	1.24x	0.96x	1.10x	0.92x

GPA Food

On March 31, 2013, GPA Food’s gross debt totaled R$6.429 billion, down R$272 million from December 2012. The decline was due to the payment of the 6th series of debentures of approximately R$ 270 million. As mentioned in the 4Q12 earnings release, the Company expects to reduce its debt level over the course of the year.

Most of the debt is still concentrated in the long term. More than 65% is maturing in over 12 months. Net debt rose from R$2.196 billion at the end of 4Q12 to R$2.875 billion at the end of 1Q13, due to the seasonality of the quarter, which typically leads to lower cash positions in relation to the end of 4Q12. The net debt/EBITDA ratio stood at 1.24x at the end of March.

GPA Consolidated

Net debt, including Viavarejo’s payment book operation, amounted to R$4.168 billion at the end of March. The net debt/EBITDA ratio stood at 1.10x, with a longer maturity profile and net reserves in excess of R$6 billion. In 1Q12, The net debt/EBITDA ratio stood at 1.51x. Excluding payment-book debt, the net debt/EBITDA ratio stood at 0.42x.

GPA Malls & Properties

GPA Malls & Properties (GPA M&P) is the operation responsible for managing the real estate assets of Grupo Pão de Açúcar, which supplements the results of the retail operation by managing the leasable space of the Company’s properties. Its activities also include managing the Group’s expansion projects by prospecting, negotiating and installing new stores.

The projects scheduled for 2013 focus on the development and revitalization of commercial centers that draw on a new concept for shopping and convenience. The objective is to boost recurring lease revenue and increase traffic in stores that have area for commercial centers.

In 2012, the unit generated R$153 million in gross sales revenue from three real estate projects in partnership with construction companies, which involved land swap agreements for installing commercial and residential buildings connected with the retail space.

Net Income

	GPA Food			GPA Consolidated

(R$ million)	1Q13	1Q12	Δ	1Q13	1Q12	Δ%

EBITDA	518	487	6.2%	862	775	11.2%
Depreciation (Logistic)	(10)	(9)	10.6%	(17)	(17)	-5.4%
Depreciation and Amortization	(160)	(138)	16.3%	(197)	(176)	11.7%
Net Financial Revenue (Expenses)	(108)	(142)	-24.0%	(254)	(336)	-24.2%
Income Before Income Tax	239	198	20.7%	394	246	60.4%
Income Tax	(63)	(51)	24.3%	(119)	(84)	42.4%
Company's net income	176	147	19.5%	275	162	69.7%
Net Margin	2.4%	2.2%	20 bps	2.1%	1.3%	80 bps

GPA Food

Operating profit before income tax amounted to R$239 million in 1Q13, up 20.7% over the prior-year period. The result reflects (i) the Company’s sales growth (supported by the organic expansion in recent quarters); (ii) more efficient control of expenses in all businesses; and (iii) significant improvement in financial expenses. Net income increased 19.5% to R$ 176 million.

In the quarter, the Company incurred nonrecurring expenses related to (i) indemnity liabilities related to contingencies at the Pontofrio operation prior to the association with Casas Bahia in 4Q10, in the amount of R$7 million; and (ii) impacts on the result amounting to R$13 million arising from the restructuring carried out by the Company in the first quarter. Net income adjusted for these effects amounted to R$ 196 million, with adjusted net margin of 2.7%.

GPA Consolidated

Net income before taxes was R$394 million, up 60.4% from the same period in 2012, driven by the continuous operating improvement at GPA Food and Viavarejo. The Company’s net income in 1Q13 increased 69.7% to R$275 million, driven by operational improvements at Viavarejo and lower financial expenses.

Simplified cash flow

	GPA Food			GPA Consolidated

(R$ million)	1Q13	1Q12	Δ	1Q13	1Q12	Δ

Cash Balance at beginning of period	4,505	3,544	961	7,086	4,970	2,116
Cash Flow from operating activities	(336)	(328)	(8)	(284)	(562)	278
EBITDA	501	470	31	846	758	88
Cost of Discount of Receivables	(23)	(27)	3	(120)	(148)	28
Working Capital	(667)	(696)	29	(635)	(979)	344
Assets and Liabilities Variation	(146)	(74)	(71)	(375)	(193)	(182)
Cash Flow from Investment Activities	(229)	(175)	(54)	(292)	(202)	(90)
Net CAPEX	(229)	(181)	(48)	(292)	(208)	(84)
Aquisition and Others	-	7	(7)	-	7	(7)
Cash Flow from Financing Activities	(387)	(210)	(177)	(508)	(460)	(47)
Dividends Payments and Others	-	-	-	-	-	-
Net Proceeds	(387)	(210)	(177)	(508)	(460)	(47)
Variation of Net Cash Generated	(952)	(713)	(239)	(1,084)	(1,224)	140
Cash Balance at end of period	3,553	2,831	722	6,002	3,746	2,257

GPA Food

The cash position at the end of March was R$3.553 billion, which represents a decrease of R$952 million in 1Q13, composed as follows:

•         Payments which totaled R$ 616 million, of which about R$340 million was related to the maturity of the 6th series of debentures (principal and interest) and R$ 229 million was used for investments made in the period. No new debt was issued in the quarter.

•         Cash flow from the operating activities, which demanded additional R$336 million, mainly due to the higher working capital typically observed in the first quarter in the segment (caused by seasonal factors at the end of the year due to Christmas).

GPA Consolidated

At the end of 1Q13, the cash position amounted to R$6.002 billion, down R$1.084 billion from the cash position at the start of the quarter. The positive cash generation from operating activities in Viavarejo was a highlight, which partially offsets the seasonal working capital in GPA Food (mentioned above).

Capex

	GPA Food			GPA Consolidated
(R$ million)	1Q13	1Q12	Δ	1Q13	1Q12	Δ

New stores and land acquisition	200	63	217.2%	215	76	181.3%
Store renovations and conversions	85	52	63.3%	106	59	79.0%
Infrastructure and Others	43	75	-42.2%	74	106	-30.0%
Total	328	189	73.1%	395	241	63.5%

GPA Food

Investments totaled R$ 328 million in the quarter, up 73.1% over 1Q12, and detailed as follows:

▪         R$ 200 million in the opening and construction of new stores and land acquisition. The 217.2% increase was due to the Company’s increased focus on opening new stores, in line with its strategy to accelerate organic growth in the Food operation (with the expected delivery of 500 new stores by 2015). In 1Q13, store deliveries comprised 12 Minimercado Extra, 3 Assaí, 2 Extra Supermercado, a gas station and a drugstore, for a total of 19 new stores;

▪         R$ 85 million in renovation works, in line with the investment levels typically required for maintenance;

▪         R$ 43 million in technology and logistics infrastructure in 1Q13.

GPA Consolidated

In 1Q13, investments totaled R$395 million. The 63.5% increase in investments is due to the accelerated pace of new store openings. A total of R$215 million was invested for this purpose, up 181.3% over 1Q12. In addition to the above-mentioned GPA Food stores, six new electronics and home appliance stores (under the Casas Bahia banner) were opened in the quarter, predominately in the Northeast of Brazil. The Company also invested in remodeling the Pontofrio stores, which have been posting growing returns and higher productivity.

For 2013, the Company plans to invest up to R$ 2 billion.

Dividends

Dividends 2012

At the Annual and Extraordinary Shareholders' Meeting held on 04/17/2013,  shareholders approved Management’s proposal for the distribution of dividends for the fiscal year ended 12/31/2012, in the total amount of R$250 million (R$171 million on 12/31/2011), which includes the prepaid dividends already declared. The amount is equivalent to R$0.892989 per common share and to R$0.982288 per preferred share, as shown in the following table:

Proposed dividends

(R$ thousands)	2012

Consolidated net profit	1,156,436
Minority Interest - Noncontrolling	(105,254)
Net profit	1,051,181
Legal reserve	(52,559)
Dividends' base of calculation	998,621

Dividends policy	25%
Dividends proposed by management	249,655
Proposed dividends to prefered shareholders	160,642
Proposed dividends to common shareholders	89,013

Number of prefered shares ¹ (x 1000)	163,539
Number of common shares (x 1000)	99,680

Dividends per prefered share (R$)	0.982288
Dividends per common share (R$)	0.892989

(-) Interim dividends already announced	83,668
Proposed dividend to be paid	165,987
² Excluding 232,586 shares on treasury

Excluding the quarterly prepayments, the Company will pay in up to 60 days, starting from 04/17/2013, when the Annual and Extraordinary Shareholders' Meeting was held, the amount of R$166 million. This amount corresponds to R$0.593716430 per common share and R$0.653088073 per preferred share. Shareholders of record on 04/17/2013 will be entitled to receive the payment. As from 04/18/2013, the shares started trading ex-dividends until the payment date, to be announced in due course.

Dividends 1Q13

In a meeting held on 04/25/2013, the Board of Directors approved the payment of interim dividends. In 2013, the amount of interim dividends per share will be 18.2% higher in 2013. These amounts had already been adjusted every year since 2010, as shown in the following table:

Interim dividends (R$)	2010	2011	2012	2013	2013 x 2012
Preferred share/ ADR	0.08	0.09	0.11	0.13	18.2%
Common share	0.072727	0.081818	0.10	0.118182	18.2%

The payment of interim dividends for the first quarter of 2013 will amount to R$33.1 million. Shareholders of record on 05/03/2013, will be entitled to receive the payment. As of 05/06/2013, the shares will trade ex-dividends until the payment date. The dividends related to the prepayment for 1Q13 will be paid on 05/16/2013.

SUBSEQUENT EVENTS

Brazil’s antitrust agency approves the association between Pontofrio and Casas Bahia

On April 17, the Company executed a Settlement (Termo de Compromisso de Desempenho - TCD) with Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica) for approval of the Association Agreement entered into between Grupo Pão de Açúcar and Casa Bahia Comercial Ltda. The TCD mandates the divestment of 74 Viavarejo stores in 54 cities distributed across six states and the Federal District, which jointly represented approximately 3% of the consolidated gross sales of Viavarejo in 2012.

The approval concludes the obligations assumed under the provisional agreement (Acordo de Preservação de Reversibilidade da Operação - APRO) executed on 2010, allowing Viavarejo to fully capture all synergies arising from the association.

For more information see the Material Fact notice disclosed on 04/17/2013.

BALANCE SHEET

ASSETS

	GPA Food			GPA Consolidated
(R$ million)	03.31.2013	12.31.2012	03.31.2012	03.31.2013	12.31.2012	03.31.2012
Current Assets	7.772	8.930	8.167	15.886	17.251	15.466
Cash and Marketable Securities	3.553	4.505	2.831	6.002	7.086	3.746
Accounts Receivable	686	418	309	2.822	2.637	2.284
Credit Cards	572	260	215	782	444	381
Payment book	-	-	-	2.078	2.078	1.988
Sales Vouchers and Others	110	154	90	155	301	106
Post-Dated Checks	4	4	4	4	4	4
Allowance for Doubtful Accounts	(0)	(1)	(0)	(197)	(189)	(195)
Resulting from Commercial Agreements	25	9	392	25	9	392
Receivables Fund (FIDC)	-	-	1.086	-	-	2.364
Inventories	3.041	3.062	2.832	5.676	5.760	5.178
Recoverable Taxes	239	256	445	834	871	1.032
Expenses in Advance and Other Accounts Receivables	228	117	272	527	325	470
Noncurrent Assets	15.116	14.810	13.799	18.352	18.146	16.564
Long-Term Assets	2.759	2.602	2.243	4.733	4.693	3.893
Accounts Receivables	-	-	448	98	108	543
Paes Mendonça	-	-	448	-	-	448
Payment Book	-	-	-	106	117	101
Allowance for Doubtful Accounts	-	-	-	(8)	(9)	(6)
Inventories	172	172	-	172	172	-
Recoverable Taxes	265	231	33	1.280	1.232	721
Fair Value Bartira	360	359	304	360	359	304
Deferred Income Tax and Social Contribution	381	381	442	1.047	1.079	1.211
Amounts Receivable from Related Parties	216	94	248	187	172	152
Judicial Deposits	769	773	652	968	952	809
Expenses in Advance and Others	597	592	116	621	618	153
Investments	277	267	161	371	362	258
Property and Equipment	7.260	7.087	6.523	8.295	8.114	7.436
Intangible Assets	4.820	4.853	4.873	4.953	4.976	4.977
TOTAL ASSETS	22.888	23.740	21.966	34.238	35.396	32.030

LIABILITIES

	GPA Food			GPA Consolidated
	03.31.2013	12.31.2012	03.31.2012	03.31.2013	12.31.2012	03.31.2012
Current Liabilities	6.984	6.944	6.636	13.675	13.955	11.445
Suppliers	2.874	3.112	2.744	5.769	6.240	4.716
Loans and Financing	1.226	869	1.859	1.445	1.044	1.915
Payment Book (CDCI)	-	-	-	2.470	2.499	2.211
Debentures	1.014	550	523	1.132	668	527
Payroll and Related Charges	355	417	321	710	729	712
Taxes and Social Contribution Payable	180	190	82	578	651	199
Dividends Proposed	166	167	103	169	169	103
Financing for Purchase of Fixed Assets	105	88	14	105	88	14
Rents	49	51	42	49	51	42
Acquisition of Companies	68	63	56	68	63	56
Debt with Related Parties	400	394	513	78	82	88
Advertisement	44	42	38	84	113	88
Provision for Restructuring	20	25	12	20	25	12
Tax Payments	144	152	91	148	155	94
Advanced Revenue	11	18	13	90	92	79
Others	328	245	223	762	723	587
Long-Term Liabilities	7.641	8.725	7.755	9.205	10.373	10.320
Loans and Financing	1.994	2.340	1.302	2.014	2.409	1.529
Payment Book (CDCI)	-	-	-	115	130	112
Receivables Fund (FIDC)	-	-	1.167	-	-	2.383
Debentures	2.195	2.942	1.896	2.995	3.741	2.298
Acquisition of Companies	158	158	194	158	158	194
Deferred Income Tax and Social Contribution	1.133	1.134	1.107	1.136	1.137	1.107
Tax Installments	1.144	1.163	1.260	1.185	1.205	1.302
Provision for Contingencies	628	610	537	795	774	701
Advanced Revenue	37	33	-	454	472	368
Others	353	346	291	354	346	326
Shareholders' Equity	8.262	8.070	7.575	11.357	11.068	10.265
Capital	5.077	5.123	4.708	6.711	6.710	6.130
Capital Reserves	242	228	392	242	228	392
Profit Reserves	1.792	1.556	1.279	1.792	1.556	1.279
Minority Interest	1.151	1.162	1.196	2.612	2.573	2.465
TOTAL LIABILITIES	22.888	23.740	21.966	34.238	35.396	32.030

	INCOME STATEMENT (ex-real estate projects)

	GPA Food			GPA Food						GPA Consolidated

				Retail			Cash and Carry
R$ - Million	1Q13	1Q12	Δ	1Q13	1Q12	Δ	1Q13	1Q12	Δ	1Q13	1Q12	Δ
Gross Sales Revenue	8,149	7,371	10.6%	6,722	6,240	7.7%	1,427	1,131	26.1%	14,984	13,660	9.7%
Net Sales Revenue	7,383	6,656	10.9%	6,078	5,621	8.1%	1,304	1,035	26.0%	13,383	12,147	10.2%
Cost of Goods Sold	(5,503)	(4,930)	11.6%	(4,374)	(4,046)	8.1%	(1,129)	(884)	27.8%	(9,831)	(8,884)	10.7%
Depreciation (Logistic)	(10)	(9)	10.6%	(10)	(9)	10.0%	(0)	(0)	-	(17)	(17)	-5.4%
Gross Profit	1,869	1,717	8.9%	1,694	1,565	8.2%	175	151	15.6%	3,535	3,246	8.9%
Selling Expenses	(1,136)	(1,039)	9.3%	(1,013)	(938)	8.0%	(123)	(101)	21.6%	(2,282)	(2,108)	8.2%
General and Administrative Expenses	(210)	(193)	8.3%	(194)	(183)	6.0%	(16)	(11)	49.3%	(403)	(390)	3.4%
Equity Income	7	4	67.4%	7	4	67.4%	-	-	-	9	5	82.5%
Other Operating Revenue (Expenses)	(23)	(10)	125.6%	(23)	(10)	137.3%	0	(0)	-	(14)	5	-
Total Operating Expenses	(1,362)	(1,239)	9.9%	(1,223)	(1,127)	8.5%	(139)	(112)	23.7%	(2,690)	(2,488)	8.1%
Depreciation and Amortization	(160)	(138)	16.3%	(148)	(127)	15.9%	(12)	(10)	21.3%	(197)	(176)	11.7%
Earnings before interest and Taxes - EBIT	347	340	2.0%	323	311	3.8%	24	29	-17.8%	649	582	11.5%
Financial Revenue	95	106	-10.6%	89	98	-9.5%	6	8	-25.1%	143	146	-2.1%
Financial Expenses	(203)	(248)	-18.3%	(193)	(233)	-17.2%	(10)	(15)	-35.6%	(397)	(481)	-17.5%
Net Financial Revenue (Expenses)	(108)	(142)	-24.0%	(104)	(135)	-22.8%	(4)	(8)	-45.5%	(254)	(336)	-24.2%
Income Before Income Tax	239	198	20.7%	219	177	24.0%	19	21	-7.3%	394	246	60.4%
Income Tax	(63)	(51)	24.3%	(56)	(45)	23.7%	(7)	(6)	29.4%	(119)	(84)	42.4%
Net Income - Company	176	147	19.5%	164	132	24.1%	12	15	-20.4%	275	162	69.7%
Minority Interest - Noncontrolling	11	14	-21.4%	11	14	-21.4%	-	-	-	(39)	4	-
Net Income - Controlling Shareholders (1)	187	161	15.9%	175	146	19.7%	12	15	-20.4%	237	167	42.0%
Net Income per Share										0.90	0.64	40.4%
Nº of shares (million) ex-treasury shares										263	260

Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	518	487	6.2%	481	448	7.4%	36	39	-7.6%	862	775	11.2%

	GPA Food			GPA Food						GPA Consolidated

% Net Sales Revenue				Reatil			Cash and Carry
	1Q13	1Q12		1Q13	1Q12		1Q13	1Q12		1Q13	1Q12
Gross Profit	25.3%	25.8%		27.9%	27.8%		13.4%	14.6%		26.4%	26.7%
Selling Expenses	15.4%	15.6%		16.7%	16.7%		9.4%	9.8%		17.1%	17.4%
General and Administrative Expenses	2.8%	2.9%		3.2%	3.3%		1.2%	1.0%		3.0%	3.2%
Equity Income	0.1%	0.1%		0.1%	0.1%		0.0%	0.0%		0.1%	0.0%
Other Operating Revenue (Expenses)	0.3%	0.2%		0.4%	0.2%		0.0%	0.0%		0.1%	0.0%
Total Operating Expenses	18.4%	18.6%		20.1%	20.0%		10.6%	10.8%		20.1%	20.5%
Depreciation and Amortization	2.2%	2.1%		2.4%	2.3%		0.9%	1.0%		1.5%	1.5%
EBIT	4.7%	5.1%		5.3%	5.5%		1.8%	2.8%		4.8%	4.8%
Net Financial Revenue (Expenses)	1.5%	2.1%		1.7%	2.4%		0.3%	0.8%		1.9%	2.8%
Income Before Income Tax	3.2%	3.0%		3.6%	3.1%		1.5%	2.0%		2.9%	2.0%
Income Tax	0.9%	0.8%		0.9%	0.8%		0.5%	0.5%		0.9%	0.7%
Net Income - Company	2.4%	2.2%		2.7%	2.3%		0.9%	1.5%		2.1%	1.3%
EBITDA	7.0%	7.3%		7.9%	8.0%		2.8%	3.8%		6.4%	6.4%
(1) Net Income after noncontrolling shareholders

Statement of Cash Flow
(R$ million)	GPA Consolidated
	03.31.2013	03.31.2012

Net Income for the period	237	167
Deferred Income Tax	5	7
Income of Permanent Assets Written-Off	2	2
Depreciation and Amortization	109	84
Interests and Exchange Variation	123	160
Adjustment to Present Value	(0)	1
Equity Income	(74)	(53)
Provision for Contingencies	(8)	9
Provision for low and losses of fixed assets	2	-
Share-Based Compensation	14	8
Allowance for Doubtful Accounts	0	(0)
Swap revenue	(3)	(2)
	406	382
Asset (Increase) Decreases
Accounts Receivable	(192)	117
Inventories	4	(1)
Taxes recoverable	(25)	18
Related Parties	25	(307)
Judicial Deposits	12	(29)
	(237)	(268)
Liability (Increase) Decrease

Suppliers	(239)	(522)
Payroll and Charges	(54)	(49)
Other Accounts Payable	(40)	(66)
	(339)	(642)
Net Cash Generated from (Used in) Operating Activities	(171)	(529)

Cash Flow from Investment and Financing Activities
	GPA Consolidated
(R$ million)	03.31.2013	03.31.2012

Acquisition of Property and Equipment	(130)	(145)
Increase of Intangible Asset	(7)	(0)
Sale of Property and Equipment	11	1
Net Cash Generated from (used in) Investment Activities	(184)	(144)

Cash Flow from Financing Activities
Increase (Decrease) of Capital	1	1
Funding and Refinancing	-	324
Payments	(296)	(309)
Interest Paid	(90)	(40)
Dividend Payments	(0)	-
Net Cash Generated from (used in) Financing Activities	(385)	(24)
Cash and Cash Equivalents at the Beginning of the Year	2,890	2,329
Cash and Cash Equivalents at the End of the Year	2,151	1,631
Change in Cash and Cash Equivalent	(740)	(697)

	BREAKDOWN OF GROSS SALES BY BANNER
(R$ million)	1Q13%		1Q12%		Δ

Pão de Açúcar	1,504	10.0%	1,348	9.9%	11.5%
Extra Hiper	3,521	23.5%	3,359	24.6%	4.8%
Minimercado Extra	92	0.6%	53	0.4%	75.5%
Extra Supermercado	1,231	8.2%	1,143	8.4%	7.7%
Assaí	1,427	9.5%	1,131	8.3%	26.1%
Others Business (1)	374	2.5%	337	2.5%	11.0%
GPA Food	8,149	54.4%	7,371	54.0%	10.6%
Viavarejo (2)	6,836	45.6%	6,289	46.0%	8.7%
GPA Consolidated	14,985	100.0%	13,660	100.0%	9.7%

	BREAKDOWN OF NET SALES BY BANNER
(R$ million)	1Q13%		1Q12%		Δ

Pão de Açúcar	1,355	10.1%	1,213	10.0%	11.7%
Extra Hiper	3,136	23.4%	2,981	24.5%	5.2%
Minimercado Extra	86	0.6%	49	0.4%	75.5%
Extra Supermercado	1,130	8.4%	1,044	8.6%	8.3%
Assaí	1,304	9.7%	1,035	8.5%	26.0%
Others Business (1)	370	2.8%	334	2.8%	10.8%
GPA Food	7,383	55.2%	6,656	54.8%	10.9%
Viavarejo (2)	6,000	44.8%	5,491	45.2%	9.3%
GPA Consolidated	13,383	100.0%	12,147	100.0%	10.2%

(1) Includes Gas Station and Drugstores sales.
(2) Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom sales.

SALES BREAKDOWN (% of Net Sales)
	GPA Food		GPA Consolidated
	1Q13	1Q12	1Q13	1Q12
Cash	53.7%	53.3%	41.7%	40.6%
Credit Card	38.2%	39.2%	47.8%	48.8%
Food Voucher	8.0%	7.4%	4.4%	3.9%
Credit	0.1%	0.1%	6.2%	6.7%
Post-Dated Checks	0.1%	0.1%	0.1%	0.1%
Payment Book	0.0%	0.0%	6.1%	6.6%

	STORES OPENINGS/CLOSINGS PER BANNER
	12/31/2012	Opened	Closed	03/31/2013

Pão de Açúcar	163	-	-	163
Extra Hiper	138	-	-	138
Extra Supermercado	207	2	-	209
Minimercado Extra	107	12	-	119
Assaí	61	3	-	64
Other Business	241	2	2	241
Gas Satation	84	1	-	85
Drugstores	157	1	2	156
GPA Food	917	19	2	934
Ponto Frio	397	-	1	396
Casas Bahia	568	6	2	572
GPA Consolidated	1,882	25	5	1,902
Sale Area ('000 m2)
GPA Food	1,568			1,589
GPA Consolidated	2,962			2,997
# of employees ('000)	151			151

1Q13 Results Conference Call and Webcast

Tuesday, April 30, 2013

11:00 a.m. (Brasília time) | 09:00 a.m. (New York) | 02:00 p.m. (London)

Portuguese Conference Call (original language)

+55 (11) 3127-4971

English Conference Call (simultaneous interpreting)

+1 (516) 300-1066

Webcast: http://www.gpari.com.br

Replay

+55 (11) 3127-4999

Code for audio in Portuguese: 23975739

Code for audio in English: 23975739

http://www.gpari.com.br

CONTACTS

Investor Relations - GPA and Viavarejo Phone: (11) 3886-0421 Fax: (11) 3884-2677 gpa.ri@grupopaodeacucar.com.br Website: www.gpari.com.br www.viavarejo.com.br/ri

Media Relations - GPA

Phone: (11) 3886-3666

imprensa@grupopaodeacucar.com.br

Media Relations - Viavarejo

Phone: (11) 4225-9228

imprensa@viavarejo.com.br

Social Media News Room

http://imprensa.grupopaodeacucar.com.br/category/gpa/

Twitter – Media

@imprensagpa

Casa do Cliente – Customer Service Pão de Açúcar: 0800-7732732 / Extra: 0800-115060 Ponto Frio: (11) 4002-3388/Casas Bahia:(11) 3003-8889

"The financial information contained in the financial statements are presented in accordance with accounting practices adopted in Brazil and refer to the first quarter of 2013 (1Q13), except where otherwise noted, with comparisons made over the same period last year."

"Any and all information derived from non-accounting or not accounting numbers has not been reviewed by independent auditors."

"For the calculation of " EBITDA" Earnings Before Interest, Taxes, Depreciation and Amortization, According to the table on page 6.

The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and were not closed for 7 consecutive days or more in this period. Acquisitions are not included in the same-store calculation base in the first 12 months of operation.

Grupo Pão de Açúcar adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended March 2013 was 6.59%.

About Grupo Pão de Açúcar and Viavarejo: Grupo Pão de Açúcar is Brazil’s largest retailer, with a distribution network comprising approximately 1,810 points of sale and electronic channels. The Group’s multiformat structure consists of GPA Food and Viavarejo.GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores.GPA Food’s business is classified as Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas stations).Viavarejo’s operations consist of bricks-and-mortar stores selling electronics/home appliances and furniture (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br). Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are therefore subject to change.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information

Companhia Brasileira de Distribuição ("Company" or “GPA”), directly or by its subsidiaries (“Group”) operates in the food retailer, clothing, home appliances, eletronics and other products segment through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar, "Extra Hiper", "Extra Super", “Mini-mercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia", in addition to the e-commerce platforms “Casas Bahia.com,” “Extra.com”, “Ponto Frio.com”, “Barateiro.com” and “Partiuviagens.com”. Its headquarters are located at São Paulo, SP, Brazil.

Founded in 1948, the Company has 151 thousand employees, 1,902 stores in 19 Brazilian states and in the Federal District and a logistics infrastructure comprised of 55 distribution centers located in 13 states and Federal District at March 31, 2013. The Company’s shares are listed in the Level 1 Corporate Governance trading segment of the São Paulo Stock Exchange (“BM&FBovespa”), code “PCAR4” and its shares are also listed on the New York Stock Exchange (ADR level III), code “CBD”. Company is also listed on the Luxembourg Stock Exchange, however, with no shares traded.

The Company is controlled by Wilkes Participações S.A. ("Wilkes"), that on July 2, 2012 became a subsidiary of Casino Guichard Perrachon (“Casino”).

a)     Casino Guichard Perrachon (“Casino”) Arbitration

On May 30, 2011, and July 1, 2011 Casino filed two arbitration requests in accordance with the rules set forth by the International Arbitration Court of the International Chamber of Commerce against theMr. Abilio dos Santos Diniz, the Mrs. Ana Maria Falleiros dos Santos Diniz D’Avila, the Mrs. Adriana Falleiros dos Santos Diniz, the Mr. João Paulo Falleiros dos Santos Diniz, the Mr. Pedro Paulo Falleiros dos Santos Diniz and the Península Participações S.A. (“Península”)

On July 1, 2011, Casino filed another arbitration request in accordance with the rules set forth by the International Arbitration Court of the International Chamber of Commerce, with the abovementioned parties and the Company as the defendants.

On October 5, 2011, the Mr. Abilio dos Santos Diniz, the Mrs. Ana Maria Falleiros dos Santos Diniz D’Avila, the Mrs. Adriana Falleiros dos Santos Diniz, the Mr. João Paulo Falleiros dos Santos Diniz, the Mr. Pedro Paulo Falleiros dos Santos Diniz and Península presented their responses to both arbitration requests and filed counterclaims.

The arbitrations were unified into one single proceeding and an arbitration court composed of three members, was established to settle the dispute. This first hearing of the aforementioned arbitration proceeding, was held in São Paulo on May 9, 2012. The arbitration process the Counter Claims is subject to a confidentiality clause and aims to ensure the observation of the Wilkes shareholders´ agreement and the law. On June 21, 2012 the Company raised an objection claiming that the Company there is no reason for the Company to be part in this arbitration, as it is not a part of Wilkes’s Shareholders’ Agreement.

On April 5, 2013, the arbitration court acceded the exclusion of the Company from arbitration.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information -- Continued

b)     Wilkes’ corporate events

At the Extraordinary General Meeting held in Wilkes June 22, 2012, the parent company of the Company, approved the change in the chairmanship of its Board of Directors. Mr. Jean Charles Henri Naouri, chairman of the Casino, became the President of the Management Board, a position previously held by Mr. Abilio dos Santos Diniz.

On the same date, was held AGE of Wilkes, the parent company of the Company, in which it approved the change in the chairmanship of its Board of Directors. Mr. Jean Charles Henri Naouri, president of the Casino became the President of the Management Board, a position previously held by Mr. Abilio dos Santos Diniz.

At Extraordinary General Meeting held in Wilkes July 2, 2012, having been defined the composition of Board of Directors as follows: Mr. Jean Charles Henri Naouri (President), Mr. Abilio dos Santos Diniz, Mr. Marcelo Fernandez Trindade and Mr. Arnaud Strasser. After these events, the Casino became the single controller of the Company.

c)  Corporate Reorganization

At December 28, 2012, the Annual General Meeting approved a corporate reorganization with the purpose of obtaining administrative, economic and financial benefits for the Group, the base date of the restructuring were the balance sheets of subsidiaries at December 31, 2012. The reorganization consists of the merger by the Company of the operations of 44 stores of the subsidiary Sé Supermercados Ltda. (“Sé”), with net assets of R$515, and 6 stores of the subsidiary Sendas Distribuidora S.A. (“Sendas”), with net assets of R$504.

Additionally, there was a swap of equivalent amounts of shares between the Company and the subsidiary Novasoc Comercial Ltda. (“Novasoc”), in which the Company assigned 6.9% of Sé Supermercados in exchange for 17.25% of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), allocated to Sé. The same meeting also approved an increase of R$557,534 in the Company’s interest in Barcelona, without the issue of new shares, using the Company’s credits against this subsidiary.

The reorganization had a R$7,491 impact on the result for the year ended December 31, 2012, mainly related to the loss of deferred social contribution tax credits in its subsidiaries.

The effects on the balance sheet of December 31, 2012 the parent company as a result of the merger of subsidiaries Sé and Sendas, describe above, were the following:

Assets	12.31.2012
Cash and cash equivalents	275,636
Trade accounts recivable, net	20,998
Inventories	92,813
Recoverable taxes	5,489
Other receivables	1,257
Total current assets	396,193

Restricted deposits for legal proceedings	62,519
Recoverable taxes	8,829
Investments	801,775
Property and equipment, net	225,297
Intangible assets	173,247
Total noncurrent assets	1,271,667
Total assets	1,667,860

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information -- Continued

c)  Corporate Reorganization -- Continued

Liabilities
Trade accounts payable	125,528
Payroll and related charges	16,980
Taxes and contributions payable	8,005
Related parties	1,446,936
Others accounts payable	14,684
Total current liabilities	1,612,133

Provision for contingencies	54,708
Total noncurrent liabilities	54,708
Total liabilities	1,666,841

Net assets merged	1,019

On December28, 2012, the Extraordinary General Meeting also approved an increase in the Company’s interest in Sendas Distribuidora amounting to R$1,100,000, without the issue of new shares, using the Company’s credits against this subsidiary.

d)  Arbitration request by Morzan

Pursuant to the Material Fact released on June 15, 2012, the Company hereby announces that it has received a letter from the International Chamber of Commerce -ICC notifying about the request for the filing of an arbitration proceedings (“Proceedings”) submitted by Morzan Empreendimentos e Participações Ltda. (“Morzan”), former controlling shareholders of Globex Utilidades S.A. (Ponto Frio banner), currently denominated Via Varejo S.A. (“Via Varejo”).

The Proceedings are associated with issues originating from the Share Purchase Agreement executed between the subsidiary Mandala Empreendimentos e Participações S.A. on June 8, 2009 ( “Agreement”) for acquisition of 86,962,965 registered common shares with no par value, which then represented 70.2421% of the total and voting capital of Globex Utilidades S.A., previous corporate name of Via Varejo S.A. (“Via Varejo”), subject matter of the Material Fact disclosed by the Company on June 8, 2009. The arbitration terms are subject to confidentiality requirements.

On July 11, 2012, the Company exercised its right to appoint an arbitrator to compose the arbitration court responsible for conducting the Proceedings.

The Company understands that the request is unfounded, given that the agreement was fully complied with, as it will be demonstrated during the Proceedings.

Until the present date there were no developments in this arbitration, thus not causing any impact on these financial statements. The Company will maintain its shareholders and the market informed of any material developments regarding the Proceedings.

e)  Arbitration request Abílio dos Santos Diniz x Casino

On December 20, 2012, partner Abílio dos Santos Diniz informed the Company of the filing of an arbitration procedure against the Casino Group, whose terms are subject to a confidentiality obligation. The Company is not a party to the arbitration procedure.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

1.    Corporate information –Continued

f)   Restructuring of Via Varejo

On December 14, 2011 the Board of Directors of the Company approved a formal plan for closing 88 Ponto Frio stores. Such closings were approved by the Anti-Trust Agency (“CADE”) as required by Preserve Reversibility of Operation Agreement (“APRO”). On December 31, 2011, the Company communicated employees, store owners, trade accounts payables and others and recorded a provision for the closing the stores in the amount of R$34,700, and R$20,700 related to the net value of property and equipment assets and R$14,000 to other expenses related to the closure.

Of the 88 stores planned to be closed, the Company has closed 66 and has decided to maintain 8. At March 31, 2013 the Company had a provision for closing stores of R$6,470, related to the 14 stores planned to be closed and additional expenses that may be incurred by the stores already closed.

g)     Valuation of assets of the association between Companhia Brasileira de Distribuição and Casas Bahia

Regarding works of external advisors informed on Notice to the Market on October 16, 2012, the Company believes there is no fact or effect that should be disclosed in these quarterly financial information.

2.  Basis of preparation

The quarterly financial information comprises:

•         The consolidated quarterly financial information were prepared of according to the technical pronouncement CPC 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board – IASB, and presented in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of quarterly financial information; and

•         The parent company quarterly financial information were prepared of according to the technical pronouncement CPC 21 (R1) - Interim Financial Reporting, and presented in a manner consistent with the standards issued by CVM, applicable to the preparation of quarterly financial information.

The accounting practices adopted in Brazil include those in Brazilian corporate law and the pronouncements and technical guidelines and interpretations issued by the Accounting Pronouncements Committee - CPC and approved by CVM.

The quarterly financial information have been prepared on the historical cost basis except for certain financial instruments measured at their fair value.

The items included in the quarterly financial information of the parent company and consolidated were measured by adopting the currency of the main economic scenario where the subsidiary operates (“functional currency”), that is Real (“R$”), which is the reporting currency of these financial statements.

The Parent Company and Consolidated quarterly financial information for the three-month period ended March 31, 2013 was approved by the Board of Directors at April 25, 2013.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

3. Basis for consolidation

a)     Interest in subsidiaries, associates and joint ventures:

	Investment interest - %
	03.31.2013		12.31.2012
Companies	Company	Indirect interest	Company	Indirect interest

Subsidiaries:
Novasoc Comercial Ltda. (“Novasoc”)	10.00	-	10.00	-
Sé Supermercado Ltda. (“Sé”)	100.00	-	100.00	-
Sendas Distribuidora S.A. (“Sendas”)	100.00	-	100.00	-
PA Publicidade Ltda. (“PA Publicidade”)	100.00	-	100.00	-
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”)	82.75	17.25	82.75	17.25
CBD Holland B.V.	100.00	-	100.00	-
CBD Panamá Trading Corp.	-	100.00	-	100.00
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	100.00	-	100.00
Vedra Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Bellamar Empreend. e Participações Ltda.	100.00	-	100.00	-
Vancouver Empreend. e Participações Ltda.	100.00	-	100.00	-
Bruxellas Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Monte Tardeli Empreendimentos e Participações S.A.	99.91	0.09	99.91	0.09
GPA Malls & Properties Gestão de Ativos e Serviços. Imobiliários Ltda. (“GPA M&P”)	100.00	-	100.00	-
GPA 2 Empreend. e Participações Ltda.	99.99	0.01	99.99	0.01
GPA 4 Empreend. e Participações S.A.	99.91	0.09	99.91	0.09
GPA 5 Empreend. e Participações S.A.	99.91	0.09	99.91	0.09
GPA 6 Empreend. e Participações Ltda.	99.99	0.01	99.99	0.01
ECQD Participações Ltda.	100.00	-	100.00	-
API SPE Planej. e Desenv. de Empreend. Imobiliários Ltda.	100.00	-	100.00	-
Posto Ciara Ltda.	-	100.00	-	100.00
Auto Posto Império Ltda.	-	100.00	-	100.00
Auto Posto Duque Salim Maluf Ltda.	-	100.00	-	100.00
Auto Posto Duque Santo André Ltda.	-	100.00	-	100.00
Auto Posto Duque Lapa Ltda.	-	100.00	-	100.00
Duque Conveniências Ltda.	-	100.00	-	100.00
Lake Niassa Empreend. e Participações Ltda.	-	52.41	-	52.41
Via Varejo S.A.	52.41	-	52.41	-
Globex Administração e Serviços Ltda. (“GAS”)	-	52.41	-	52.41
Nova Casa Bahia S.A. (“NCB”)	-	-	-	52.41

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

3. Basis for consolidation -- Continued

a)     Interest in subsidiaries. associates and joint ventures: -- Continued

	Investment interest - %
	03.31.2013		12.31.2012
Subsidiaries:	Company	Indirect interest	Company	Indirect interest

Ponto Frio Adm. e Importação deBens Ltda.	-	52.40	-	52.41
Rio Expresso Com. Atacad. de Eletrodoméstico Ltda.	-	52.41	-	52.41
Globex Adm. Consórcio Ltda.	-	52.41	-	52.41
PontoCred Negócio de Varejo Ltda.	-	52.41	-	52.41
Nova Extra Eletro Comercial Ltda.	0.10	52.36	0.10	52.36
Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”)	39.05	31.11	39.05	31.11
E-Hub Consult. Particip. e Com. S.A.	-	70.16	-	70.16
Nova Experiência Pontocom S.A.	-	70.16	-	70.16
Sabara S.A	-	52.41	-	52.41
Casa Bahia Contact Center Ltda.	-	52.41	-	52.41
Globex - Fundo de Investimentos em Direitos Creditórios (“Globex FIDC”)	-	-	-	52.41

Associates
Financeira Itaú CBD S.A. - Crédito. Financiamento e Investimento (“FIC”)	-	43.22	-	43.22
Dunnhumby Brasil Cons. Ltda.	2.00	-	2.00	-
Banco Investcred Unibanco S.A. (“BINV”)	-	26.21	-	26.21
FIC Promotora de Vendas Ltda.	-	43.22	-	43.22

Joint operation
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	13.10	-	13.10

All interest were calculated considering the percentage held by the GPA or its subsidiaries. The consolidation not necessarily reflects these percentages, as some companies have shareholders’ agreement that the Company has control and therefore allows the full consolidation.

b)    Subsidiaries

The consolidated quarterly financial information includes the financial information of all subsidiaries over which the Company exercises control directly or indirectly.

Subsidiaries are all entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies and generally holds shares of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control and they are excluded from consolidated, where applicable, considering the date that control ceases.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

3.      Basis for consolidation – Continued

b)   Subsidiaries -- Continued

The quarterly financial information of the subsidiaries are prepared on the same closing date as those of the Company, using consistent accounting policies. All intragroup balances, including income and expenses, unrealized gains and losses and dividends resulting from intragroup transactions are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in shareholders’ equity.

Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

The main direct or indirect subsidiaries, included in the consolidation and the percentage of the Company’s interest comprise:

i.    Novasoc

Although the Company’s interest in Novasoc represents 10% of its shares, Novasoc is included in the consolidated quarterly financial information, as the Company controls 99.98% of the Novasoc’s voting rights, pursuant to the shareholders’ agreement. Moreover, under the Novasoc shareholders’ agreement, the appropriation of its net income does not require to be proportional to the shares of interest held in the partnership.

ii.   Via Varejo

The Company holds 52.41% of Via Varejo’s capital, giving it control of this subsidiary by consolidating their full financial information. The Via Varejo concentrates activities of trade electronic products, operating under the brands “Ponto Frio” and “Casas Bahia”. The Company also operates by its subsidiary Nova Pontocom, in e-commerce of any product for the consumer by the websites: www.extra.com.br, www.pontofrio.com.br,  www.casabahia.com.br, www.barateiro.com.br and  www.partiuviagens.com.br.

On January 2, 2013 was approved at the Extraordinary General Meeting, the incorporation of the subsidiary NCB by its parent company Via Varejo. With the merger, there will be no impact on the consolidated quarterly financial information, in the capital or in equity. The net assets of incorporation were the subject of the appraisal report at book value on the date of incorporation.

The merger of NCB Via Varejo aims to simplify the organizational structure and corporate companies, thus providing a reduction of administrative and operational costs.

iii.  Sendas

The Company directly or indirectly holds 100.00% of Sendas’ capital, which operates in retail trade segment, mainly in the State of Rio de Janeiro.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

3. Basis for consolidation – Continued

b)   Subsidiaries -- Continued

iv.  GPA M&P

In 2011, the Company began organizing the GPA M&P, a subsidiary in order to develop its real estate assets.

c) Associates - BINV and FIC

The Company’s investments in its associates Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento (“FIC”) and Banco Investcred Unibanco S.A. (“BINV”), both entities that finance sales directly to GPA and Via Varejo customers are result of an association between Banco Itaú Unibanco S.A. (“Itaú Unibanco”) with GPA and Via Varejo. Such investments are accounted for using the equity method. An associate is an entity in which the Company has significant influence, but not the control, prevailing decisions related to the operational and financial management of BINV and FIC belongs to Itaú Unibanco.

The income statement for the period reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the shareholders’ equity of the associate, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in shareholders’ equity. Unrealized gains and losses resulting from transactions between the Company and the associate are eliminated to the extent of the interest in the associate.

The profit sharing of associates is shown on the income statement for the period as equity method results. The quarterly financial information of the associates are prepared for the same closing date as the Parent Company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an additional loss due to non-recoverability on the Company’s investment in its associates. The Company determines at each balance date whether there is any evidence that the investment in the associate will not be recoverable. If applicable, the Company calculates the impairment amount as the difference between the investment recoverable value of the associate and its carrying amount and recognizes the loss in the income statement for the period.

Upon loss of significant influence over the associate, the Company measures and recognizes any remaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from write-off are recognized in the income statement for the period.

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ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

3. Basis for consolidation – Continued

d)  Interest in joint operation – Bartira

The Company maintains an indirect interest joint operation named Bartira, in which GPA holds through its subsidiary NCB 25% and Klein Family through Casa Bahia Comercial Ltda. (“Casa Bahia”), holds 75% which entered into a partnership agreement setting forth the joint control over the entity’s operational activities.

The partnership agreement requires the unanimous resolution of participants in the financial and operational decision-making process. The Company recognizes its interest in the joint operation using the proportional consolidation method. In addition, it combines the proportional amount of each asset, liabilities, income and expenses of joint operations with similar items line by line in its consolidated quarterly financial information. The joint operations quarterly financial information are prepared for the same period and under the same accounting criteria adopted by the Company.

The main lines of Bartira’s condensed quarterly financial information are shown below, it should be noted that the Company proportionately consolidates 25% of Bartira:

	03.31.2013	12.31.2012

Current assets	160,203	157,196
Noncurrent assets	80,299	73,244
Total assets	240,502	230,440

Current liabilities	123,951	111,500
Noncurrent liabilities	14,122	16,440
Shareholders’ equity	102,429	102,500
Total liabilities and shareholders’ equity	240,502	230,440

	03.31.2013	03.31.2012
Income:
Net revenue from sales and/or services	133,408	120,649
Net income before income and social contribution taxes	2,080	7,180
Net income for the period	-	5,555

4.    Significant accounting policies

The main accounting policies adopted by the Company in the preparation of quarterly financial statements in the Company and Consolidated, are consistents with those adopted and disclosed in Note 4 of the financial statements for the year ended December 31, 2012, disclosed on February 19, 2013 and therefore should be read together.

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ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

5. Standards issued but not yet effective

Standards issued but not yet effective up to the date of the issuance of the Company’s quarterly financial information include the following standards and interpretations issued which the Company reasonably expects to have an impact on the disclosures, financial position or performance to be applicable at a future date. The Company intends to adopt those standards when they become effective:

IFRS 9 – Financial instruments - classification and measurement - IFRS 9 concludes the first part of the replacement project of “IAS 39 Financial Instruments: Recognition and Measurement”. IFRS 9 uses a simple approach to determine if a financial asset is measured at the amortized cost or fair value, based on the way how an entity administers its financial instruments (its business model) and the contractual cash flow, which is a characteristic of the financial assets. The standard also requires the adoption of only one method to determinate asset impairment. The standard will be effective for annual periods beginning on January 1st. 2015, and the Company does not expect any significant impact as a result of the adoption

IASB issued clarifications on the IFRS rules and amendments. Follow, the main amendment as follow:

•           IAS 32 – Financial instrument: Presentation -adds guidance on offsetting financial assets and financial liabilities whose amendment is effective for annual periods beginning on or after January 1, 2014, and the Company does not expect any significant impact as a result of the adoption.

There are no other rules or interpretations issued that have not been adopted yet that according to the Management’s opinion, may adversely affect the Company’s income (loss) or shareholders’ equity.

6.    Significant accounting judgments, estimates and assumptions

Judgments. estimates and assumptions

The preparation of the Company’s individual and consolidated quarterly financial information requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the period, however, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability impacted in future periods. In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact in the amounts recognized in the individual and consolidated quarterly financial information:

a)   Financial  lease commitments – company as lessee

The Company has entered into commercial property leasing agreements in its leased property portfolio and, based on an evaluation of the terms and of conditions of the arrangements, that it retains all the significant risks and of rewards of ownership of these properties and recorded the agreements as financial lease.

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ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

6.    Significant accounting judgments, estimates and assumptions -- Continued

Judgments, estimates and assumptions -- Continued

b)  Impairment

Method as disclosed in Note 4 (i) at December 31, 2012 the Company made test to verify that the assets might not have been recoverable for the year then ended, not identifying amounts to be provisioned. On March 31, 2013 were not identified evidence or facts to justify a reassessment.

c)  Income taxes

Given the nature and complexity of Company’s business, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could result in future adjustments to income tax and expense already recorded. The Company and its subsidiaries establish provisions, based on reasonable estimates, for eventual consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective entity's domicile.

Deferred income and the social contribution tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant Management judgment is required to determine the amount of deferred income and the social contribution tax assets that can be recognized, based upon the profit estimates and the level of future taxable profits, based on the business plan approved by the Board of Directors.

The Company and its subsidiaries have tax losses amounting to a tax benefit of R$790,968 at March 31, 2013 (R$796,771 in December 31, 2012). These losses do not have limitation periods, but its use as defined by law is limited to 30% of taxable income for each year, and relate to the Company and its subsidiaries that have tax planning opportunities available to support these balances.

Further details on taxes are disclosed in the Note 22.

d) Fair value of derivatives and other financial instruments

Where the fair value of financial assets and financial liabilities recorded in the quarterly financial information cannot be derived from active markets.it is determined according to the hierarchy set by technical pronouncement CPC 38 (IAS39).that certain valuation techniques are determined, including the discounted cash flow model. The inputs to these models are taken, where possible, from observable markets or information about comparable operations and transactions on the market. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

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ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

6.    Significant accounting judgments. estimates and assumptions -- Continued

Judgments. estimates and assumptions -- Continued

d) Fair value of derivatives and other financial instruments -- Continued

The fair value of financial instruments that are actively traded on organized markets is determined based on the market quotes, on the balance sheet dates, without any deduction for transaction costs. For financial instruments that are not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual practices on the market. These techniques include the use of recent market arm’s length transactions, notional to the fair value of similar financial instruments, analysis of discounted cash flows or other valuation models.

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, it is determined by valuation techniques, including the discounted cash flow method. These methods inputs are collected from the market, where applicable. When these observations are not possible, judgment is required to determine the fair value. This judgment includes considerations of inputs, such as: liquidity risk, credit risk and volatility. Changes in these factors assumptions may affect the fair value of the financial instruments.

e)  Share-based payments

The Company measures the costs of transactions to eligible employees to remuneration based on the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in the Note 27 f).

f) Provision for legal demands

The Company and its subsidiaries are party to various legal and administrative proceedings, see note 24. Provisions for legal demands are recognized for all causes representing estimated probable losses with a degree of reasonableness. The assessment of the probability of loss includes assessing the available evidence, the hierarchy of laws, jurisprudence available, the most recent court decisions and their legal significance, as well as the evaluation of outside counsel. The Company's management believes that the reserves for litigation tax, civil and labor are adequately presented in the parent company and consolidated quarterly financial information.

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ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

7.    Cash and cash equivalents

		Parent Company		Consolidated
	Rate (a)	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Cash on hand and in bank accounts		231,254	230,183	523,326	490,616

Financial investments:
Itaú BBA	101.7%	376,541	370,448	462,363	1,430,672
Itaú – Delta Fund	101.6%	239,002	706,458	856,349	1,831,692
Banco do Brasil	101.5%	591,498	722,665	1,193,225	1,376,813
Bradesco	100.2%	119,250	684,409	1,605,973	1,496,352
Santander	101.8%	203,700	61,744	457,742	62,692
CEF	101.0%	139,442	3,046	492,745	4,104
Votorantim	101.5%	97,843	2,196	173,144	5,850
Safra	100.8%	150,072	83,873	201,974	337,682
HSBC	102.5%	-	-	537	-
Outros	(b)	1,994	25,309	34,996	49,778
		2,150,596	2,890,331	6,002,374	7,086,251

(a) Financial investments at March31, 2013 and December 31, 2012 earn interest by the Interbank Deposit Certificate – CDI rate per year.

 (b) Refer to automatic investments at the end of each month.

8. Trade accounts receivable

	Parent Company		Consolidated
	03.31.2012	12.31.2011	03.31.2012	12.31.2011

Credit card companies (a)	456,147	146,114	754,845	421,384
Sales vouchers	87,133	124,845	107,444	151,091
Consumer finance – CDCI (b)	-	-	2,078,407	2,078,439
Credit sales with post-dated checks	1,966	2,537	3,685	4,004
Accounts receivable from wholesale customers	-	-	25,474	30,016
Private label credit card – interest-free payments in installments	27,071	22,356	27,065	22,360
Accounts receivable from related parties	87,439	192,430	25	-
Adjustment to present value (d)	-	-	(6,838)	(5,488)
Allowance for doubtful accounts (e)	(13)	(81)	(197,044)	(189,492)
Accounts receivable from suppliers	19,877	4,441	24,673	8,663
Others	-	-	28,539	94,940
Current	679,620	492,642	2,846,275	2,646,079

Consumer financing - CDCI	-	-	106,171	117,487
Allowance for doubtful accounts (e)	-	-	(8,007)	(8,988)
Noncurrent	-	-	98,164	108,499

	679,620	492,642	2,944,439	2,754,578

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

8. Trade accounts receivable -- Continued

a)  Credit card companies

Credit card sales are receivable from the credit card management companies. In the subsidiaries Via Varejo, NCB and Nova Pontocom, credit card payments related to the sale of goods and services are receivable in installments of up to 24 months, subsidiaries sell these receivables to banks or credit card companies without recourse or obligation related to obtaining working capital.

In view of the restructuring of receivables funds previously used for credit assignment of accounts receivable with credit cards, which are described in note 10, in the three months ended March31, 2013, the Company and its subsidiaries sold its receivables from credit card issuers in the amount of R$6,460,415 operators or banks directly, without any right of recourse or obligation related. The average rate used for these sales transactions was 108.5% of CDI.

b) Consumer finance– CDCI – Via Varejo

Refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments, however, are substantially less than 12 months.

The Company maintains agreements with financial institutions where it is referred to as the intervening party of these operations, (see Note 19).

c)  Adjustment to present value

The discount rate used by the subsidiary Via Varejo, operations banner "Casas Bahia" considers current market valuations of the time value of money and the asset's specific risks. Credit sales with the same cash value were carried to their present value on the transaction date, in view of their terms, adopting the monthly average rate of receivables anticipation with credit card companies. In the period of three months ended March 31, 2013 these rates averaged 0.60% per month (0.72% per month at December 31, 2012).

d)  Allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses complemented by Company's estimates of probable future losses:

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012

At the beginning of the period	(81)	-	(198,480)	(217,968)
Allowance for doubtful accounts	(15)	(442)	(102,585)	(324,720)
Recovered values	-	361	-	258
Recoveries and provision writte-off	83	-	96,014	343,950
At the end of the period	(13)	(81)	(205,051)	(198,480)

Current	(13)	(81)	(197,044)	(189,492)
Noncurrent	-	-	(8,007)	(8,988)

Below we present the composition of receivables on a gross basis by maturity period:

		Falling due	Past-due receivables
	Total		<30 days	30-60 days	61-90 days	>90 days
03.31.2013	3,149,490	2,885,545	141,139	81,699	33,842	7,265
12.31.2012	2,953,058	2,775,925	91,796	32,820	21,823	30,694

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

9. Other accounts receivable

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012
Accounts receivable related to sale from property and equipment	11,345	11,345	67,646	78,821
Cooperative allowance with vendors	-	-	51,722	51,939
Advances to suppliers	12,279	7,839	78,972	10,396
Amounts to be reimbursed	12,510	12,274	72,328	102,427
Trade accounts receivable from services	-	-	5,504	3,189
Rental receivable	11,740	13,110	15,261	17,630
Advances to payment and loans to employees	-	-	28,808	10,004
Accounts receivable - Paes Mendonça (a)	-	-	489,715	484,008
Others	4,390	2,313	51,002	19,460
	52,264	46,881	860,958	777,874

Current	23,332	21,141	297,893	221,477
Noncurrent	28,932	25,740	563,065	556,397

a)     Accounts receivable – Paes Mendonça

       Accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third-party liabilities by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these trade accounts receivable are monetarily restated (General Market Price Index – IGP-M) and guaranteed by commercial lease rights (“Commercial rights”) of certain stores currently operated by the Company, Novasoc and Sendas. The maturity of the trade accounts receivable is linked to the lease agreements, which expire in 2014.

10.   Receivables securitization fund -- continued

In order to change its policy of sales of receivables, the Company negotiated changes to its receivables funds, as follows:

a)     PAFIDC: There was a change in the bylaw of PAFIDC approved at the General Meeting of Shareholders of December 21, 2012, in which the Company no longer has interest or obligation to the Fund. The Fund had its name changed to denominate Multicredit FIDC and no longer holds, exclusively, GPA receivables.

Therefore, as GPA no longer has any interest in the current FIDC and has no obligation to absorb any of the expected risks of the fund's assets, the Fund ceased to be consolidated on December 26, 2012.

b)    Globex FIDC: The operations of discounted receivables by credit card through the Globex FIDC were closed on December 14, 2012, in mutual agreement with the senior quotaholders.

Thus, the senior quotas were paid to quotaholders by the fund and on December 31, 2012, remained in the fund balance of cash and obligations in counterpart to subordinated quotas that had been completely redeemed, thus completing the process of liquidation of the Fund during the first quarter of 2013.

With this restructuring Via Varejo began carrying out the operation of discount of the receivables, as described in note 8 a).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

11.   Inventories

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Stores	1,269,638	1,288,127	3,200,533	2,890,345
Distribution centers	910,007	892,962	2,602,347	3,037,565
Inventories in construction (d)	-	-	172,280	172,280
Bonus in inventories (a)	(42,533)	(40,251)	(83,254)	(99,453)
Provision for obsolescence/shrinkage (b)	(4,922)	(8,141)	(43,612)	(53,126)
Present value adjustment (c)	-	-	(101)	(15,683)
	2,132,190	2,132,697	5,848,193	5,931,928

Current	2,132,190	2,132,697	5,675,913	5,759,648
Noncurrent	-	-	172,280	172,280

a)     Bonuses in inventories

The Company records bonuses received from vendors in the income statement as the inventories, that gave rise to the bonuses are realized.

b)    Provision for obsolescence/losses and breakage

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012

At the beginning of the period	(8,141)	(6,780)	(53,126)	(75,809)
Additions	(245)	(5,132)	(4,501)	(59,311)
Write-offs	3,464	3,771	14,015	81,994
At the end of the period	(4,922)	(8,141)	(43,612)	(53,126)

c)     Present value adjustment – Via Varejo

The adjustment to present value of inventories refers to the corresponding entry of the adjustment to present value of the trade accounts payable of the subsidiary NCB. For the Company and other subsidiaries, Management did not record the present value adjustment since the operations are short term and it considers the effect of said adjustments to be irrelevant when compared to the financial statements taken as a whole.

d)    Inventories of real estate units under construction

The amount of inventories of real estate units under construction refers to the fair value of the barter of land for real estate units.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

12.   Recoverable taxes

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Taxes on sales	52,836	63,389	577,134	609,977
State value-added tax on sales and services - ICMS recoverable (a)	38,653	41,637	545,227	575,236
Social Integration Program/ Tax for Social Security Financing-PIS/COFINS recoverable	14,183	21,752	31,907	34,741

Income tax	36,311	40,270	106,048	115,635
Financial investments	32,000	36,381	66,931	70,157
Other	4,311	3,889	39,117	45,478

Other	110,110	90,055	151,216	145,409
ICMS recoverable from property and equipment	-	-	11,063	23,175
ICMS tax substitution (a)	109,942	88,261	110,349	88,261
Social Security Contribution - INSS	-	-	29,510	29,338
Other	168	1,794	396	4,753
Adjustment present value	-	-	(101)	(118)
Current	199,257	193,714	834,398	871,021

Taxes on sales	165,397	150,333	1,176,830	1,144,790
ICMS recoverable (a)	165,397	150,333	1,028,413	994,077
PIS/COFINS recoverable	-	-	148,417	150,713

Other	71,349	67,318	102,772	86,852
ICMS recoverable from property and equipment	-	-	17,532	6,679
Adjustment present value	-	-	(562)	(680)
Social Security Contribution - INSS	71,349	67,318	85,802	80,853
Noncurrent	236,746	217,651	1,279,602	1,231,642

	436,003	411,365	2,114,000	2,102,663

(a) The full ICMS realization of this value over the next five years will occur as follows:

	Parent Company	Consolidated
Up to one year	148,595	666,538
2014	47,965	404,933
2015	57,889	370,700
2016	46,311	230,676
2017	13,232	39,175
	313,992	1,712,022

Management expects to hold these loans in their normal operations, based on a technical feasibility study on the future realization of the ICMS tax, considering the expected future off-set of debits arising from the operations, in using the main variables of their business. This study was prepared based on information extracted from the strategic planning approved by the Board of Directors of the Company.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related Parties

a)     Sales.purchases of goods.services and other operations:

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012
Customers
Subsidiaries:
Novasoc Comercial	36,390	41,395	-	-
Sé Supermercados	5,398	91,009	-	-
Sendas Distribuidora	41,462	55,121	-	-
Barcelona	1,806	1,865	-	-
Via Varejo	1,297	1,858	-	-
Nova Pontocom (xii)	1,086	1,182	-	-
Indigo Distribuidora	-	-	25	-
	87,439	192,430	25	-
Suppliers
Subsidiaries:
Novasoc Comercial	11,178	14,627	-	-
Sé Supermercados	463	4,526	-	-
Sendas Distribuidora	27,096	12,883	-	-
Barcelona	1,920	2,809	-	-
Xantocarpa	381	590	-	-
Via Varejo	932	1,936	-	-
Nova Pontocom (xii)	1,063	1,127	-	-
Associated:
FIC	9,804	10,905	11,638	13,673
Dunnhumby (xiv)	101	20	101	20
Joint operation:
Indústria de Móveis Bartira Ltda. (xiii)	-	-	61,862	35,984
Other Related Parties:
Diniz Group (iii)	1,685	-	1,797	-
Globalbev Bebidas e Alimentos	1,503	2,418	3,512	3,949
Globalfruit	606	759	1,339	759
BMS Import	-	1,200	-	1,976
Bravo Café	234	212	234	213
Fazenda da Toca Ltda (xv)	336	548	450	560
Sykué Geração de Energia	-	127	-	341
Axialent	3	-	3	-
Indigo Distribuidora	16	373	16	381
	57,321	55,060	80,952	57,856

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related Parties -- Continued

a)     Sales, purchases of goods, services and other operations: -- Continued

	Parent Company		Consolidated
	03.31.2013	03.31.2012	03.31.2013	03.31.2012
Sales
Subsidiaries:
Novasoc Comercial	85,965	86,158	-	-
Sé Supermercados	12,794	199,044	-	-
Sendas Distribuidora	86,270	90,551	-	-
Barcelona	-	616	-	-
Via Varejo S.A.	92	-	-	-
Nova Casa Bahia	-	5	-	-
	185,121	376,374	-	-
Purchases
Subsidiaries:
Novasoc Comercial	1,417	1,664	-	-
Sé Supermercados	60	2,817	-	-
Sendas Distribuidora	61,633	7,559	-	-
Nova Pontocom (xiii)	612	229	-	-
Joint operation:
Indústria de Móveis Bartira Ltda. (xiii)	-	-	128,844	89,702
Other Related Parties:
Globalbev Bebidas e Alimentos	3,399	2,108	4,416	17,315
Globalfruit	1,667	3,257	1,794	3,257
Bravo Café	374	376	374	376
Sykué Geração de Energia	4,864	2,488	9,297	3,666
Fazenda da Toca Ltda. (xv)	1,703	398	2,040	6,874
BMS Import	-	1,019	-	1,976
Indigo Distribuidora	16	3,372	510	4,539
	75,745	25,287	147,275	127,705

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related Parties –Continued

a)     Sales, purchases of goods, services and other operations: -- Continued

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012
Assets
Subsidiaries:
Novasoc (ix)	63,290	56,046	-	-
Sendas Distribuidora (ix)	-	1,262,060	-	-
Xantocarpa	21,638	21,069	-	-
Nova Pontocom (xii)	142,349	24,557	-	-
GPA M&P	22,915	20,501	-	-
Vancouver (xxi)	130,479	83,848	-	-
Nova Casa Bahia	-	806	-	-
Via Varejo	911	-	-	-
Gas Station Duque - Salim Maluf (ix)	640	453	-	-
Gas Station Duque - Santo André (ix)	264	170	-	-
Gas Station Duque – convenience store (ix)	139	109	-	-
Gas Station Duque – Império (ix)	697	477	-	-
Gas Station Duque – Lapa (ix)	424	343	-	-
Gas Station Duque – Ciara (ix)	446	340	-	-
Rede Duque (xxiii)	-	-	158	472
Other Related Parties:
Vedra	20	20	-	-
Casa Bahia Comercial Ltda. (v)	-	-	114,653	103,236
Management of Nova Pontocom (vi)	39,181	37,082	39,181	37,082
Audax SP (x)	23,073	22,335	23,073	22,335
Audax Rio (x)	-	3	7,281	6,957
Other	2,935	2,090	2,926	2,082
	449,401	1,532,309	187,272	172,164
Liabilities
Controllers:
Casino (i)	223	1,242	223	1,242
Subsidiaries:
Sé Supermercados (ix)	1,342,836	1,246,051	-	-
Sendas Distribuidora (ix)	63,479	-	-	-
Barcelona (ix)	500,012	621,580	-	-
Via Varejo (xi)	340,583	332,609	-	-
Bellamar	14,283	14,283	-	-
P.A. Publicidade	11,740	11,775	-	-
Associated:
FIC (iv)	2,840	4,033	827	1,742
Joint operation:
Indústria de Móveis Bartira Ltda. (xiv)	-	-	61,731	62,439
Other Related Parties:
Fundo Península (ii)	14,364	15,756	14,791	16,218
	2,290,360	2,247,329	77,572	81,641

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related Parties – Continued

a)     Sales, purchases of goods, services and other operations: -- Continued

Income statement	03.31.2013	03.31.2012	03.31.2013	03.31.2012
Controllers:
Casino (i)	(1,040)	(1,334)	(1,040)	(1,334)
Wilkes Participações (xx)	(1,479)	-	(1,479)	-
Subsidiaries:
Novasoc Comercial (ix)	2,211	2,140	-	-
Sé Supermercados (ix)	612	5,338	-	-
Sendas Distribuidora (ix)	12,946	7,859	-	-
Audax SP (x)	(3,715)	(2,890)	(4,532)	(2,890)
Audax Rio (x)	(816)	-	(2,398)	(1,421)
Associated:
FIC (iv)	5,554	(399)	5,016	(850)
Dunnhumby (xiv)	(292)	-	(292)	-
Joint operation:
Indústria de Móveis Bartira Ltda. (xiii)	-	-	(146)	(230)
Other Related Parties:
Fundo Península (ii)	(38,164)	(35,891)	(40,021)	(35,891)
Diniz Group (iii)	(4,891)	(4,592)	(5,210)	(4,592)
Sykué Consultoria em Energia Ltda. (viii)	(158)	(155)	(405)	(332)
Casa Bahia Comercial Ltda. (v)	-	-	(44,120)	(36,592)
Management of Nova Pontocom (vi)	599	840	599	840
Axialent Consultoria (xxii)	(4)	(569)	(4)	(569)
Habile Segurança e Vigilância Ltda (xix)	-	-	(2,754)	-
Pão de Açúcar S.A. Indústria e Comércio (xviii)	(516)	-	(516)	-
Other (ix)	-	(2,102)	-	(2,101)
	(29,153)	(31,755)	(96,500)	(85,962)

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties, including:

i.        Casino:  Technical Assistance Agreement, signed between the Company and Casino on July 21, 2005, whereby, in exchange for the annual payment of US$2,727 thousand, it transfers administrative and financial expertise. This agreement is effective for seven years, with automatic renewal for an indeterminate term. As of the seventh year, the annual payment will total US$1,818 thousand. This agreement was approved by the Extraordinary General Meeting held on August 16, 2005.

ii.    Fundo Península: 59 real estate lease agreements with the Company, 1 property with Novasoc, 1 property with Sé and 1 property with Barcelona.

iii.   Diniz Group: lease of 15 properties to the Company and 2 properties to Sendas.

iv.   FIC: (i) refund of expenses arising from the infrastructure agreement, such as: expenses related to the cashiers’ payroll, and commissions on the sale of financial products (ii) financial expenses related to the sale of receivables (named “financial discount”) and (iii) property rental revenue; and (iv) the cost apportionment agreement.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties -- Continued

a)       Sales, purchases of goods, services and other operations – Continued

v.   Casa Bahia Comercial Ltda.: Via Varejo has an accounts receivable related to the “First Amendment to the Shareholders´ Agreement” between Via Varejo, GPA and Casa Bahia Comercial, which guarantees to Via Varejo the right to be rembursed by Casa Bahia for certain contingencies recognized that may be payable by Via Varejo as from June 30, 2010 (see xi).

Additionally, Via Varejo and its subsidiary NCB have lease agreements for distribution centers and commercial and administrative buildings entered into under specific conditions with the Management of Casa Bahia Comercial.

vi.  Management of Nova Pontocom: on November 2010, in the context of the restructuring of GPA’s e-commerce business, the Company granted to certain statutory members of Nova Pontocom’s management a loan amounting to R$10,000 and entered into a swap agreement in the amount of R$20,000, both maturing on January 8, 2018 and duly restated.

vii. Sykué Geração de Energia: acquisition of power in the free market to supply several of the Company’s consumer units.

viii.      Sykué Consultoria em Energia Ltda: energy supply planning services, including projection of energy consumption for each consumer unit, during 102 months (economic feasibility study of the costs to maintain the stores in the captive market or in the free market) and regulatory advisory services with the Brazilian Electricity Regulatory Agency - ANEEL), the spot market – CCEE and NOS.

ix.  Novasoc, Sé Supermercados, Sendas Distribuidora, Barcelona, Salim Maluf Gas Station, Santo André Gas Station, Império Gas Station, Lapa Gas Station, Ciara Gas Station and Convenience Store: include amounts arising from the use of the shared service center, such as treasury, accounting, legal and others, and commercial operation agreements, business mandate and intercompany loans.

x.   Audax: loans to the football clubs Audax SP and Audax RJ, addition to the financial support in training professional athletes.

xi.  Via Varejo: the entity has trade accounts payable related to the "First Amendment to the Shareholders´ Agreement" between Via Varejo and Casa Bahia, which guarantees the right to be reimbursed for certain contingencies, or reimbursement expenses, recognized as from June 30, 2010 (see v), as well as the business mandate.

xii. Nova Pontocom: amounts arising from the use of the shared service center, such as treasury, accounting, legal and other, and loans remunerated at 105% of CDI.

xiii.   Indústria de Móveis Bartira Ltda.: amounts arising from infrastructure expenses and the purchase and sale of goods.

xiv.   Dunnhumby: information management service agreement.

xv. Fazenda da Toca Ltda.: contract for the supply of organic eggs, conventional oranges and organic juices, etc.

xvi.   Duque Comércio e Participações Ltda. and Posto de Serviços 35 Ltda.: agreement for quota call and put options (Posto Vereda Tropical, Rebouças and Barueri), see note 15 (ii).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

13.   Related parties -- Continued

a)       Sales, purchases of goods, services and other operations -- Continued

xvii.  Flyligth: aircraft lease agreement.

xviii. Pão de Açúcar S.A. Indústria e Comércio: equipment lease agreement.

xix.   Habile Segurança e Vigilância Ltda: to Via Varejo through its subsidiary Nova Casa Bahia S.A., conducted security services operations.

xx.    Wilkes: commissions paid related to the Company’s loan agreements in which Wilkes is a guarantor.

xxi.   Vancouver:  amounts transferred by the parent company for future capital increase.

xxii.  Axialent Consultoria: human resources advisory service agreement.

xxiii. Rede Duque: represents the loan agreement between Vancouver and the gas stations Vereda Tropical, Rebouças and Barueri.

b)    Management and Fiscal Council’s remuneration

The expenses related to the remuneration of senior management (officers appointed pursuant to the Bylaws, the Board of Directors), recorded in the consolidated income statement for the period of three months ended March 31, 2013, were as follows:

	In relation to total remuneration at March 31, 2013
	Remuneration	Variable remuneration	Stock Option Plan	Total
Board of Directors (*)	1,608	-	-	1,608
Directors	3,349	4,956	2,743	11,048
Fiscal council	126	-	-	126
	5,083	4,956	2,743	12,782

	In relation to total remuneration at December 31, 2012
	Remuneration	Variable remuneration	Stock Option Plan	Total
Board of Directors (*)	7,924	-	-	7,924
Directors	17,002	23,051	20,662	60,715
Fiscal council	486	-	-	486
	25,412	23,051	20,662	69,125

(*) Remuneration according to the number of attendances in the meeting.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

14.   Investments

a)   Breakdown of investments

	Parent Company
	Sé	Sendas	Novasoc	Via Varejo (*)	Nova Pontocom	NCB (*)	Barcelona	Bellamar	GPA M&P	API SPE	Other	Total
Balances at 12.31.2012	2,777,804	357,222	92,117	1,548,595	31,985	820,657	698,954	199,538	154,755	16,200	38,700	6,736,527
Addition	-	1,100,000	-	-	-	-	-	-	-	-	58,750	1,158,750
Write off	-	-	(900)	-	-	-	-	-	-	-	-	(900)
Equity pick-up	147	23,315	(1,951)	55,781	(5,618)	(12,502)	10,941	7,135	(4,678)	(18)	1,711	74,263
Dividends receivable	-	-	-	-	-	-	(18,572)	-	-	-	-	(18,572)
Gain in equity interest	-	-	-	142	46	-	-	-	-	-	-	188
Balances at 03.31.2013	2,777,951	1,480,537	89,266	1,604,518	26,413	808,155	691,323	206,673	150,077	16,182	99,161	7,950,256

(*) In the case of NCB, the investment amount refers to the effects of fair value measurements recorded in connection with the business combination. For Via Varejo, these effects of fair value were considered together with the accounting investments held in this subsidiary.

	Consolidated
	FIC (ii)	BINV	Bartira (i)	Other	Total
Balances at 12.31.2012	256,350	18,744	86,872	463	362,429

Equity pick-up	7,811	1,044	-	-	8,855
Balances at 03.31.2013	264,161	19,788	86,872	463	371,284

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

14.       Investments -- Continued

(i)   Surplus value of investment held in Bartira

It refers to the measurement of the investment currently held by Via Varejo of 25% of Bartira’s capital stock at fair value by the income approach, considering the present value of directly or indirectly generated future benefits assessed and quantified in the form of cash flow. The asset was recognized at the time of the business combination between CB and Casa Bahia.

This asset was subject to impairment testing under the same calculation criteria of goodwill on investments; therefore, it is not necessary to record a provision for impairment.

(ii)FIC

FIC’s summarized financial statements are as follows:

	Consolidated
	03.31.2013	12.31.2012

Current assets	3,270,124	3,384,723
Noncurrent assets	44,289	43,171
Total assets	3,314,413	3,427,894

Current liabilities	2,650,771	2,768,570
Noncurrent liabilities	16,245	18,710
Shareholders’ equity	647,397	640,614
Total liabilities and shareholders’ equity	3,314,413	3,427,894

	03.31.2013	03.31.2012
Operating results:
Revenues	203,123	236,155
Operating income	12,997	(14,754)
Net income (loss) in the period	6,783	(5,365)

For the purposes of calculating the investment, the investee’s equity should be deducted from the special goodwill reserve, which is the exclusive right of Itaú Unibanco.

15.     Business combinations

Acquisition of Rede Duque

Context of the operation

In 2009, the Company signed an Agreement for Outsourcing Management (“Management Agreement”) with Rede Duque for a 20-year term, whereby the Company would conduct the operational and financial management of 39 Rede Duque gas stations through its subsidiary Vancouver Empreendimentos e Participações Ltda. (“Vancouver”), in exchange for payment based on these gas stations’ results.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations -- Continued

Acquisition of Rede Duque -- Continued

On May 28, 2012, the Management Agreement was terminated and, as part of the termination, pursuant to the Agreement for Share Purchase and Other Covenants, Vancouver acquired all the shares of five gas stations (“Acquired Gas Stations”) and established a partnership with Rede Duque in three other gas stations through the acquisition of shares representing 95% of their capital stock (“Partnership Gas Stations”), with a subsequent call option to be exercised by Rede Duque (“Call and Put Option Agreement").

i)    Acquisition of the five gas stations

Through the Agreement for Share Purchase, the Company acquired all the shares of six companies that were part of Rede Duque and operated five gas stations (one of the companies operates a convenience store in one of the acquired gas stations), with monthly net revenue since the acquisition of R$25,686 and loss of R$1,299.

Determination of the consideration transferred for the acquisition of five Rede Duque gas stations

Under the Management Agreement, the Company and Vancouver had prepaid R$30,000 for the use of GPA brands in the gas stations and exclusive management of the gas stations. The release of this amount was subject to certain events. This amount was used as part payment for the acquisition of the Acquired Gas Stations, plus an additional payment of R$10,000, for a total purchase price of R$40,000.

Provisional identification of the fair value of identifiable acquired assets and liabilities

The Company provisionally identified the fair value of identifiable assets and liabilities acquired from Rede Duque on the business combination date and the acquired entities’ net assets total R$3,129.

Goodwill resulting from the acquisition

As a result of: (i) the measurement of the total consideration transferred due to the acquisition of control of the Acquired Gas Stations, and (ii) the provisional measurement of the identifiable assets and liabilities at fair value, goodwill totaled R$38,702. The Company will complete the allocation of the purchase price by identifying the intangible assets acquired by May 28, 2013.

ii)   Partnership of the three gas stations

Through the Debt Assumption Agreement, entered into on the same date between Company, Vancouver and Rede Duque, Vancouver assumed Rede Duque’s bank debts in the amount of R$50,000. On the same date, the parties entered into an Agreement for Share Purchase, whereby Vancouver acquired approximately 95% of the shares of the Partnership Gas Stations, which operated three gas stations with net revenue of approximately R$3,500, upon assignment of part of Vancouver’s receivables from Rede Duque, acquired as a result of said debt assumption. The acquired gas stations will continue to be managed by Rede Duque, and the Company will have protective vetoes.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

15.   Business combinations -- Continued

Acquisition of Rede Duque -- Continued

ii)   Partnership of the three gas stations -- Continued

Also through the agreement, a Call and Put Option Agreement was executed whereby Vancouver granted Rede Duque an option to purchase its shares of the capital of the Partnership Gas Stations, exercisable in one year, for R$50,000, restated at 110% of CDI and payable in 240 monthly installments. The Company also has a put option, whereby it may demand that Rede Duque purchase its shares under the same terms above if the call option is not exercised.

If the call and put options expire, Vancouver will be able to acquire the shares of the Partnership Gas Stations’ capital owned by Rede Duque for one Real (R$1) plus dividends for the one-year partnership period.

The amount of R$53,230 is recorded as a financial instrument at its realization amount, which is the fair value of the interest in the partnership gas stations.

16. Property and equipment

a)     Parent Company:

	Balance as of:					Balance as of:
	12.31.2012	Additions	Depreciation	Disposals	Transfers	03.31.2013

Land	1,157,286	59,500	-	(4,900)	(1,955)	1,209,931
Buildings	1,965,952	2,805	(15,527)	(368)	-	1,952,862
Leasehold improvements	1,389,317	226	(24,606)	(463)	66,373	1,430,847
Machinery and equipment	685,486	45,611	(29,657)	(4,416)	1,791	698,815
Installations	137,335	3,014	(3,365)	(5)	3,823	140,802
Furniture and fixtures	261,766	20,324	(8,903)	(321)	291	273,157
Vehicles	20,045	696	(1,237)	(2,606)	-	16,898
Construction in progress	110,317	52,461	-	(30)	(77,092)	85,656
Other	38,257	5,546	(2,706)	-	(3,690)	37,407
	5,765,761	190,183	(86,001)	(13,109)	(10,459)	5,846,375

Financial leasing
Hardware	30,330	-	(3,006)	-	-	27,324
Buildings	20,663	-	(268)	-	-	20,395
	50,993	-	(3,274)	-	-	47,719
Total	5,816,754	190,183	(89,275)	(13,109)	(10,459)	5,894,094

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

16. Property and equipment -- Continued

a)     Parent Company: -- Continued

	Balances as of 03.31.2013			Balances as of 12.31.2012
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,209,931	-	1,209,931	1,157,286	-	1,157,286
Buildings	2,750,663	(797,771)	1,952,862	2,748,229	(782,277)	1,965,952
Leasehold improvements	2,485,909	(1,055,062)	1,430,847	2,419,833	(1,030,516)	1,389,317
Machinery and equipment	1,572,836	(874,021)	698,815	1,541,610	(856,124)	685,486
Installations	339,484	(198,682)	140,802	333,717	(196,382)	137,335
Furniture and fixtures	627,703	(354,546)	273,157	610,406	(348,640)	261,766
Vehicles	26,677	(9,779)	16,898	30,208	(10,163)	20,045
Construction in progress	85,656	-	85,656	110,317	-	110,317
Other	84,031	(46,624)	37,407	82,187	(43,930)	38,257
	9,182,860	(3,336,485)	5,846,375	9,033,793	(3,268,032)	5,765,761

Financial leasing
Hardware	58,703	(31,379)	27,324	58,703	(28,373)	30,330
Buildings	34,447	(14,052)	20,395	34,447	(13,784)	20,663
	93,150	(45,431)	47,719	93,150	(42,157)	50,993
Total	9,2760,010	(3,381,916)	5,894,094	9,126,943	(3,310,189)	5,816,754

b)    Consolidated:

	Balance as of:					Balance as of:
	12.31.2012	Additions	Depreciation	Disposals	Transfers	03.31.2013

Land	1,264,764	86,445	-	(4,900)	(1,955)	1,344,354
Buildings	2,056,430	3,349	(16,612)	(422)	(110)	2,042,635
Leasehold improvements	2,243,860	44,924	(38,080)	(3,064)	113,180	2,360,820
Machinery and equipment	1,107,678	76,444	(57,031)	(6,208)	89,394	1,210,277
Installations	285,334	5,599	(7,383)	(97)	255	283,708
Furniture and fixtures	494,371	34,651	(16,201)	(543)	(42,708)	469,570
Vehicles	229,790	1,473	(7,123)	(4,960)	(14,521)	204,659
Construction in progress	204,631	104,652	-	(30)	(151,543)	157,710
Other	79,531	13,195	(5,431)	(1)	(5,208)	82,086
	7,966,389	370,732	(147,861)	(20,225)	(13,216)	8,155,819

Financial leasing
IT equipment	23,220	-	(535)	-	(318)	22,367
Hardware	79,256	-	(7,619)	-	1,530	73,167
Installations	1,045	-	(22)	-	-	1,023
Furniture and fixtures	8,736	-	(240)	(2)	186	8,680
Vehicles	10,252	-	47	(415)	(1,583)	8,301
Buildings	25,600	-	(365)	-	-	25,235
	148,109	-	(8,734)	(417)	(185)	138,773
Total property and equipment	8,114,498	370,732	(156,595)	(20,642)	(13,401)	8,294,592

The column transfers is mainly impacted by the acquisition of intangible assets that remain in progress until capitalization.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

16. Property and equipment -- Continued

c)     Consolidated:  -- Continued

	Balances as of 03.31.2013			Balances as of 12.31.2012
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,344,354	-	1,344,354	1,264,764	-	1,264,764
Buildings	2,908,890	(866,255)	2,045,635	2,906,108	(849,678)	2,056,430
Leasehold improvements	3,850,230	(1,489,410)	2,360,820	3,698,557	(1,454,697)	2,243,860
Machinery and equipment	2,422,791	(1,212,514)	1,210,277	2,243,454	(1,135,776)	1,107,678
Installations	569,450	(285,742)	283,708	567,033	(281,699)	285,334
Furniture and fixtures	940,183	(470,613)	469,570	981,198	(486,827)	494,371
Vehicles	278,145	(73,486)	204,659	300,629	(70,839)	229,790
Construction in progress	157,710	-	157,710	204,631	-	204,631
Other	161,120	(79,034)	82,086	152,267	(72,736)	79,531
	12,632,873	(4,477,054)	8,155,819	12,318,641	(4,352,252)	7,966,389

Financial leasing
IT equipment	36,503	(14,136)	22,367	37,051	(13,831)	23,220
Hardware	212,706	(139,539)	73,167	152,194	(72,938)	79,256
Installations	1,859	(836)	1,023	1,859	(814)	1,045
Furniture and fixtures	15,160	(6,480)	8,680	14,897	(6,161)	8,736
Vehicles	12,393	(4,092)	8,301	12,797	(2,545)	10,252
Buildings	43,402	(18,167)	25,235	43,401	(17,801)	25,600
	322,023	(183,250)	138,773	262,199	(114,090)	148,109
Total property and equipment	12,954,896	(4,660,304)	8,294,592	12,580,840	(4,466,342)	8,114,498

c)     Guarantees

At March 31, 2013 and December 31, 2012, the Company and its subsidiaries had collaterized property and equipment items for some legal claims, as disclosed in note 24 (h).

d)    Capitalized borrowing costs

The amount of the borrowing costs for the period ended of March 31, 2013 was R$3,840 (R$3,533 at March 31, 2012). The rate used to determine the borrowing costs eligible for capitalization was 107.63% of CDI, corresponding to the effective interest rate of the Company’s borrowings.

e) Additions in theproperty and equipment

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Additions (i)	129,679	145,471	283,637	228,182
Financial Lease (ii)	-	-	-	1,930
Capitalized Interest	3,249	3,323	3,840	3,533
Real estate financing	57,255	-	83,255	-
Total	190,183	148,794	370,732	233,645

(i)      The additions made by the Company relate to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

16. Property and equipment -- Continued

e) Additions in the property and equipment -- Continued

(ii)       In the statements of cash flows it was decreased from assets additions made in the period ended of March 31, 2013, totaling R$83,255 (R$1,930 at March 31, 2012), Parent Company and Consolidated, the acquisitions of property and equipment through finance leases, as they did not involve cash disbursement on the date of acquisition.

f) Other information

At March 31, 2013, the Company and its subsidiaries recorded in the cost of goods sold and services rendered the parent company amount of R$8,959 (R$7,975 at March 31, 2012) and consolidated amount of R$16,527 (R$17,480 at March 31, 2012) referring to the depreciation of its fleet of trucks, equipments, buildings and installations related to the distribution centers.

The Company has not identified evidence on the items of its property and equipment which require separate provision for non-recovery on March 31, 2013.

17.   Intangible assets

a)     Parent company:

	Balance as of:					Balance as of:
	12.31.2012	Additions	Amortization	Disposals	Transfers	03.31.2013

Goodwill - home appliance	183,781	-	-	-	-	183,781
Goodwill – retail	355,412	-	-	-	-	355,412
Commercial Rights – retail (e)	34,902	-	-	-	-	34,902
Software and implantation (h)	534,021	6,906	(19,311)	(7)	8,411	530,020
	1,108,116	6,906	(19,311)	(7)	8,411	1,104,115

	Balances as of 03.31.2013			Balances as of 12.31.2012
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Goodwill - home appliance	183,781	-	183,781	183,781	-	183,781
Goodwill – retail	1,073,990	(718,578)	355,412	1,073,990	(718,578)	355,412
Commercial Rights – retail (e)	34,902	-	34,902	34,902	-	34,902
Software and implantation (h)	838,571	(308,551)	530,020	823,449	(289,428)	534,021
	2,131,244	(722,579)	1,104,115	2,116,122	(1,008,006)	1,108,116

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

17.   Intangible assets -- Continued

b)    Consolidated:

	Balance as of:					Balance as of:
	12.31.2012	Additions	Amortization	Disposals	Transfers	03.31.2013

Goodwill – cash and carry	361,567	-	-	-	-	361,567
Goodwill – home appliance	296,607	-	-	-	-	296,607
Goodwill – retail	746,965	-	-	-	-	746,965
Brand– cash and carry (d)	38,639	-	-	-	-	38,639
Brand– home appliance (d)	2,015,259	-	-	-	-	2,015,259
Commercial Rights – home appliance (e)	608,297	-	(2,035)	-	-	606,262
Commercial Rights – retail (e)	34,902	-	-	-	-	34,902
Commercial Rights - cash and carry (e)	10,000	-	-	-	-	10,000
Customer relationship – home appliance	12,280	-	(1,571)	-	-	10,709
Advantageous furniture supply agreement – Bartira (f)	61,194	-	(18,434)	-	-	42,760
Lease agreement –stores under advantageous condition – NCB (g)	149,138	-	(11,850)	-	-	137,288
Software (h)	640,708	23,908	(23,032)	(7)	10,585	652,162
Total Intangible	4,975,556	23,908	(56,922)	(7)	10,585	4,953,120

	Balances as of03.31.2013			Balances as of 12.31.2012
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net

Goodwill – cash and carry	371,008	(9,441)	361,567	371,008	(9,441)	361,567
Goodwill – home appliance	296,607	-	296,607	296,607	-	296,607
Goodwill – retail	1,848,404	(1,101,439)	746,965	1,848,402	(1,101,437)	746,965
Brand– cash and carry (d)	38,639	-	38,639	38,639	-	38,639
Brand – home appliance (d)	2,015,259	-	2,015,259	2,015,259	-	2,015,259
Commercial Rights – home appliance (e)	663,565	(57,303)	606,262	663,565	(55,268)	608,297
Commercial Rights – retail (e)	34,902	-	34,902	34,902	-	34,902
Commercial Rights - cash and carry (e)	10,000	-	10,000	10,000	-	10,000
Customer relationship– home appliance	34,268	(23,559)	10,709	34,268	(21,988)	12,280
Advantageous furniture supply agreement – Bartira (f)	221,214	(178,454)	42,760	221,214	(160,020)	61,194
Lease agreement –stores under advantageous condition – NCB (g)	256,103	(118,815)	137,288	256,104	(106,966)	149,138
Software (h)	1,037,872	(385,710)	652,162	1,003,604	(362,896)	640,708
Total Intangible	6,827,841	(1,874,721)	4,953,120	6,793,572	(1,818,016)	4,975,556

c) Impairment testing of goodwill and intangible assets

The goodwill and intangible assets are annually tested for impairment as of December 31, 2012 according to the method described in note 4 - Significant accounting policies, in the financial statements of December 31, 2012, released on February 19, 2013.

As a result of the impairment tests conducted in 2011, and because no evidence of non-recovery in March 31, 2013, the Company did not recognize losses for impairment.

For the year ending December 31, 2013, Company’s Management will perform impairment tests for all goodwill and intangible assets recognized until this date.

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

17.   Intangible assets -- Continued

d)  Tradenames

The cash and carry tradename refers to “ASSAI” and the home appliances tradenames refer to “PONTO FRIO” and “CASAS BAHIA”. These tradenames were recorded during the business combinations made with the companies that owned the rights over the tradenames.

The value was subject to impairment testing through the income approach – Relief from Royalty, which consists of determining the value of an asset by measuring the present value of future benefits. Given the indefinite useful life of the tradename, we consider a perpetual growth of 2.5% in the preparation of the discounted cash flow. The royalty rate used was 0.9%.

e)  Commercial rights

The funds were allocated to the Cash Generating Units - CGUs. The CGUs were tested with assets recoverability through the discounted cash flow as of December 31, 2012 and adjustments have not been identified.

f)   Advantageous supply agreement – Bartira

The Via Varejo has exclusive supply contract with Bartira. This contract present advantageous condition for the furnishings acquisition of NCB compared the margins in the sector. The amount was recorded at the combination of business and has been established for information on comparable transactions in the market, refined methodology "Income Approach".

The useful life of that asset was defined as three years, ending during the year 2013. This intangible were submitted to impairment test according to the same calculation criteria used in goodwill, it is not necessary a provision for impairment.

g)  Advantageous lease agreement – NCB

Refers to properties from Casa Bahia, comprised of stores, distribution centers and buildings, which are subject to operating leases on advantageous terms held by NCB. Its measurement was performed by information on comparable transactions in the market, applied the methodology "Income Approach". The assets were recognized because of the business combination between the Company and Casa Bahia.

The useful life was defined as 10 years in accordance with the contract of association. This intangible underwent recovery test using the same criteria calculation performed for goodwill on investments, it is not necessary to record a provision for impairment.

h)  Other intangible assets

Software was tested for impairment according to the same criteria used for property and equipment.

Other intangible assets, whose useful lives are indefinite, were tested for impairment according to the same calculation criteria used for goodwill on investments, and it is not necessary to record a provision for impairment.

i)      Intangible assets with definite useful life

Advantageous lease agreements for stores and buildings (10 years), advantageous furniture supply agreement (3 years) and customer relationships (5 to 7 years).

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

18.   Supliers

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Merchandise suppliers	2,006,853	2,142,033	5,551,202	5,820,514
Service suppliers	454,742	649,364	641,974	947,805
Commercial agreements (a)	(343,042)	(434,018)	(456,812)	(562,886)
Other suppliers	-	-	38,370	55,599
Present value adjustment	-	-	(6,122)	(20,678)
	2,118,553	2,357,379	5,768,612	6,240,356

a)      It includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs. The receipt of these receivables is by offsetting the amounts payable to suppliers

19.   Loans and financings

a)      Debt breakdown

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012
Debentures (i)
Debentures	1,019,610	554,918	1,138,834	674,003
Swap contracts (c). (g)	-	(206)	-	(206)
Funding cost	(5,916)	(4,756)	(6,514)	(5,353)
	1,013,694	549,956	1,132,320	668,444
Local currency
BNDES (e)	90,661	90,863	112,988	113,236
IBM	-	-	3,399	5,100
Working capital (c)	521,828	154,896	527,848	155,196
Direct consumer credit – CDCI (c) (d)	-	-	2,469,689	2,498,997
Financial leasing (note 25)	45,702	66,863	60,446	83,054
Swap contracts (c). (g)	(10,791)	(11,210)	(10,791)	(11,210)
Funding cost	(5,909)	(5,983)	(7,218)	(7,290)
	641,491	295,429	3,156,361	2,837,083
Foreign currency
Working capital (c)	588,768	592,470	764,550	723,140
Swap contracts (c). (g)	(3,790)	(18,874)	(5,995)	(17,387)
Funding cost	(55)	(129)	(55)	(129)
	584,923	573,467	758,500	705,623
Total current	2,240,108	1,418,852	5,047,181	4,211,150

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings—Continued

a)     Debt breakdown—Continued

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012
Debentures (i)
Debentures	2,200,000	2,948,000	3,000,000	3,748,000
Funding cost	(4,722)	(5,889)	(5,331)	(6,647)
	2,195,278	2,942,111	2,994,669	3,741,353
Local currency
BNDES (e)	246,666	269,090	255,084	283,141
Working capital (c)	1,090,067	1,435,568	1,467,177	1,806,566
Direct consumer credit – CDCI (c) (d)	-	-	115,190	130,338
Financial leasing (note 25)	147,740	138,066	167,997	162,537
Swap contracts (c). (g)	(30,308)	(35,221)	(30,308)	(35,221)
Funding cost	(6,422)	(6,914)	(7,356)	(8,172)
	1,447,743	1,800,589	1,967,784	2,339,189

Foreign currency
Working capital (c)	206,765	211,092	206,765	258,811
Swap contracts (c). (g)	(45,581)	(50,456)	(45,581)	(58,249)
	161,184	160,636	161,184	200,562

Total noncurrent	3,804,205	4,903,336	5,123,637	6,281,104

b)   Maturity schedule of loans and borrowings recorded in noncurrent liabilities.

Year	Parent Company	Consolidated
2014	646,218	780,257
2015	2,475,826	3,532,981
2016	274,823	397,507
After 2016	418,482	425,579
Subtotal	3,815,349	5,136,324

Funding cost	(11,144)	(12,687)

Total	3,804,205	5,123,637

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings

c)   Financing of working capital, swap and direct consumer credit - CDCI

		Parent Company		Consolidated
Debt	Rate*	03.31.2013	12.31.2012	03.31.2013	12.31.2012
Local currency
Banco do Brasil	11.45% per year	527,960	524,175	1,443,044	524,175
Banco do Brasil	101.12% do CDI	721,608	710,074	1,098,719	1,997,047
Bradesco	111.69% do CDI	-	-	714,707	887,730
HSBC	104.00% do CDI	-	-	6,020	-
Safra	116.25% do CDI	362,327	356,215	1,317,414	1,182,145
		1,611,895	1,590,464	4,579,904	4,591,097
Current		521,828	154,896	2,997,537	2,654,193
Noncurrent		1,090,067	1,435,568	1,582,367	1,963,904

Foreign currency
Citibank	(Libor + 1.45%) per year	-	-	46,846	48,121
Itaú BBA	US$ + 3.19% per year	591,621	597,583	591,621	597,583
Santander	US$ + 4.49% per year	1,917	1,936	130,853	132,204
HSBC	US$ + 2.40% per year	201,995	204,043	201,995	204,043
		795,533	803,562	971,315	981,951
Current		588,768	592,470	764,550	723,140
Noncurrent		206,765	211,092	206,765	258,811

Swap contracts
Citibank	105.0% do CDI	-	-	(6,816)	(7,145)
Itaú BBA	103.7% do CDI	(19,029)	(34,067)	(19,029)	(34,067)
Banco do Brasil	102.65%do CDI	(41,099)	(46,432)	(41,099)	(46,432)
Santander	110.7% do CDI	-	-	4,611	839
Unibanco	104.96% do CDI	-	(206)	-	(206)
HSBC	99.00% do CDI	(30,342)	(35,262)	(30,342)	(35,262)
		(90,470)	(115,967)	(92,675)	(122,273)
Current		(14,581)	(30,290)	(16,786)	(28,803)
Noncurrent		(75,889)	(85,677)	(75,889)	(93,470)

		2,316,958	2,278,059	5,458,544	5,450,775

         * Weighted average rate per year.

The resources for financing working capital is raised from local financial institutions denominated in foreign or local currency.

d)    Direct consumer credit - CDCI

The operations of the consumer finance intervention correspond to the financing activities of installment sales to customers by means of a financial institution. Sales can be paid in up to 24 months, however, are substantially less than 12 months. The average financial charges are charged 112.18% of the CDI. In these contracts, the Company retains substantially all the risks and benefits related to loans financed, guaranteed by assignment of receivables.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings-- Continued

e) BNDES

				Parent Company		Consolidated
Annual financial charges	Number of monthly installments	Issue date	Maturity	03.31.2013	12.31.2012	03.31.2013	12.31.2012

TJLP + 3.6%	60	Jul/10	Dec/16	307,487	328,120	307,487	328,120
4.5% per year	60	Feb/11	Dec/16	29,840	31,833	29,840	31,833
TJLP + 2.3%	48	Jun/08	Jun/13	-	-	688	1,376
TJLP + 1.9%	30	May/11	Jun/14	-	-	14,111	16,930
4.5% per year	24	Sep/09	Nov/14	-	-	23	26
TJLP + 1.9% per year + 1% Per year	30	May/11	Jun/14	-	-	6,050	7,258
TJLP + 3.5% per year + 1% per year	30	May/11	Jun/14	-	-	5,045	6,052
TJLP + 2.5% per year	24	Sep/12	Aug/15	-	-	4,828	4,782
				337,327	359,953	368,072	396,377

Current				90,661	90,863	112,988	113,236
Noncurrent				246,666	269,090	255,084	283,141

The credit line agreements denominated in Brazilian local currency with the Brazilian Development Bank (BNDES) are subject to the indexation based on the long-term interest rate - TJLP, plus remuneration rates and the funding cost, to reflect the BNDES’ funding portfolio. Financing is paid in monthly installments after a grace period, as mentioned in the table above.

The Company cannot offer any assets as collateral for loans to other parties without the BNDES’ prior consent and it must comply with certain financial debt covenants, calculated based on the consolidated balance sheet, as follows: (i) maintenance of a capitalization ratio (equity/total assets) equal to or greater than 0.30 and (ii) EBITDA/net debt equal to or greater than 0.35. The Company controls and monitors these ratios.

At March 31, 2013, the Company was in compliance with the aforementioned clauses.

f)    Guarantees

The Company signed promissory notes and letters of guarantee as collateral to the loans and financings obtained from BNDES and IBM at amount R$33,500.

g)      Swap contracts

The Company uses swap operations to exchange liabilities denominated in U.S. dollars and fixed interest rates for Real pegged to CDI floating interest rates. The Company contracts swap operations with the same counterparty, currency and interest rate. All these transactions are classified as hedge accounting, as disclosed in note 20. The CDI annual benchmark rate at March 31, 2013 was 7.51% (8.40% at December 31, 2012).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings- Continued

i)  Debentures

				Date				Parent Company		Consolidated
	Type	Issue value	Outstanding debentures	Issue	Maturity	Annual financial charges	Unit price	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Parent Company
6th Issue – 1st Series - GPA	No preference	540.000	54.000	03/01/07	03/01/13	CDI + 0.5%	3	-	184,278	-	184,278
6th Issue – 2ndSeries - GPA	No preference	239.650	23.965	03/01/07	03/01/13	CDI + 0.5%	3	-	81,782	-	81,782
6th issue – 1st and 2nd Series – GPA	Interest rate swap	779.650	-	03/01/07	03/01/13	104.96% CDI	3	-	(206)	-	(206)
8th Issue – Single series - GPA	No preference	500.000	500	12/15/09	12/15/14	109.5% of CDI	816	408,135	401,042	408,135	401,042
9th Issue – Single series – GPA	No preference	610.000	610	01/05/11	01/05/14	107.7% CDI	1,248	761,017	748,000	761,017	748,000
10th Issue – Single series- GPA	No preference	800.000	80.000	12/29/11	06/29/15	108.5% CDI	11	813,786	873,669	813,786	873,669
11 st Issue – Single series- GPA	No preference	1.200.000	120.000	05/02/12	11/02/15	CDI + 1%	10	1,236,672	1,214,147	1,236,672	1,214,147
Subsidiaries
3rd Issue – 1st Series – Via Varejo	No preference	400.000	40.000	02/17/12	07/30/15	CDI + 1%	10	-	-	404,817	413,624
1st Issue – Single series – Nova Pontocom	No preference	100.104	100.000	04/25/12	04/25/13	105.35% CDI	1	-	-	107,255	105,461
1st Issue – 1st Series – NCB	No preference	200.000	20.000	06/29/12	12/29/14	CDI +0.72%	10	-	-	203,576	200,000
1st Issue – 2nd Series – NCB	No preference	200.000	20.000	06/29/12	01/29/15	CDI + 0.72%	10	-	-	203,576	200,000
Funding fees								(10,638)	(10,645)	(11,845)	(12,000)
								3,208,972	3,492,067	4,126,989	4,409,797
Current								1,013,694	549,956	1,132,320	668,444
Noncurrent								2,195,278	2,942,111	2,994,669	3,741,353

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financings - Continued

i)  Debentures

(i)     Breakdown of outstanding debentures

	Number of debentures	Amount

At 12.31.2012	459,075	4,409,797

Interest accrued and swap	-	76,594
Amortization	-	(359,402)
At 03.31.2013	459,075	4,126,989

19.   Loans and financings- Continued

i)   Debentures  — Continued

GPA uses the issue of debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured and not convertible into shares, except for the debentures issued by the subsidiaries, which are guaranteed by the Company.

These debentures are amortized according to the issue. The methods of amortization are as follows: (i) payment only at maturity (including all series of Nova Pontocom and the 9th issue of CBD), (ii) payment only at maturity with annual remuneration (10th issue of CBD), (iii) payment only at maturity with semiannual remuneration (11th  issue of GPA, 3rd issue of Via Varejo and 1st  issue of NCB) incorporated by Via Varejo, (iv) annual installments (6th series of CBD) and semiannual payments as of the 4th anniversary of the issue, (v) semiannual payments and remuneration as of the third anniversary of the issue (8th issue of CBD).

The 8th, 9th, 10th and 11th issues are entitled to early redemption, at any time, in accordance with the conditions established in the issue. The 6th and 3rd issues of Via Varejo can only be redeemed after 18 months. NCB, incorporated by Via Varejo, and Nova Pontocom issues are not eligible for early redemption.

GPA is required to maintain certain debt financial covenants in connection with the issues made, except in the case of Nova Pontocom. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing of Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity, (ii) consolidated net debt / EBITDA ration lower than or equal to 3.25 (effective on March 31, 2013 was 0.20). At March 31, 2013, GPA was in compliance with these ratios.

.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments

The Company uses financial instruments only for protecting identified risks, limited to 100% of said risks.  Derivative transactions have the sole purpose of reducing the exposure to the interest rate and foreign currency fluctuations and maintaining a balanced capital structure.

The main financial instruments and their amounts recorded in the financial statements, by category, are as follows:

	Parent Company
	Carrying amount		Fair value
	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	2,150,596	2,890,331	2,150,596	2,890,331
Accounts receivable	731,884	539,523	731,884	539,523
Related parties, assets (*)	449.401	1,532,309	449,401	1,532,309
Financial liabilities:
Amortized cost
Related parties, liabilities (*)	(2,290,360)	(2,247,329)	(2,290,360)	(2,247,329)
Trade accounts payable	(2,118,553)	(2,357,379)	(2,118,553)	(2,357,379)
Debentures	(3,208,972)	(3,492,067)	(3,209,117)	(3,495,985)
Loans and financing	(1,614,704)	(1,631,170)	(1,695,233)	(1,723,551)
Accounting for hedging – fair value through income
Loans and financing	(1,220,637)	(1,198,951)	(1,220,637)	(1,198,951)
Net exposure	(7,121,345)	(5,964,733)	(7,202,019)	(6,061,032)

	Consolidated
	Carrying amount		Fair value
	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	6,002,374	7,086,251	6.002.374	7,086,251
Accounts receivable	3,805,397	3,532,452	3,805,397	3,532,452
Related parties, assets (*)	187,272	172,164	187,272	172,164
Financial liabilities:
Amortized cost
Related parties, liabilities (*)	(77.572)	(81,641)	(77,572)	(81,641)
Trade accounts payable	(5,768,612)	(6,240,356)	(5,763,669)	(6,240,356)
Debentures	(4,126,989)	(4,409,797)	(4,127,377)	(4,409,797)
Loans and financing	(4,274,748)	(4,342,993)	(4,295,526)	(4,342,993)
Accounting for hedging – fair value through income
Option to put/call	359,969	359,057	359,969	359,057
Loans and financing	(1,769,081)	(1,739,464)	(1,769,081)	(1,739,464)
Net exposure	(5,661,992)	(5,664,327)	(5,678,213)	(5,664,327)

(*) Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

The fair value of other financial instruments described in Note 20 (b) allows an approximation of the carrying amount based on the existing payment conditions. The hierarchy classification of assets and liabilities at fair value is described in note 20 (c).

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries

The Company adopts risk control policies and procedures, as outlined below:

(i)  Credit risk

•      Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts policies restricting the marketable securities to be allocated to a single financial institution, also taking into consideration monetary limits and financial institution evaluations, which are frequently updated (See Note 7).

•      Accounts receivable: the Company sells directly to individual customers through post-dated checks, in a very small portion of sales, 0.05% at March 31, 2013 (0.10% at December 31, 2012).

•      The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions with major financial institutions.

(ii) Interest rate risk

The Company and its subsidiaries raise loans and financing with major financial institutions for cash needs for investments and growth. As a result, the Company and its subsidiaries are exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets this effect.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

(iii) Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated loans. The Company and its subsidiaries use derivatives, such as swaps, with a view to mitigating the exchange exposure risk, transforming the cost of debt into currency and domestic interest rates.

(iv)  Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, so that to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the period of three months ended at March 31, 2013.

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012
Loans and financings	6,044,313	6,322,188	10,170,818	10,492,254
(-) Cash and cash equivalents	(2.150.596)	(2,890,331)	(6,002,374)	(7,086,251)
Net debt	3,893,717	3,431,857	4,168,444	3,406,003

Shareholders’	8,745,349	8,494,725	11,357,404	11,067,951

Shareholders’ and net debt	12,639,066	11,926,582	15,525,848	14,473,954

(v)    Liquidity management risk

The Company manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions.

The table below summarizes the aging profile of financial liabilities of the Company on March 31, 2013 and December 31, 2012:

a) Parent Company:

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	888,439	2,111,787	149,876	3,150,102
Debentures	727,053	3,323,809	-	4,050,862
Derivatives	(16,219)	(81,335)	-	(97,554)
Leasing	54,023	121,046	44,485	219,554
At 12.31.2012	1,653,296	5,475,307	194,361	7,322,964

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.Financial instruments – Continued

a)     Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(v)   Liquidity management risk – Continued

a)   Parent Company: -- Continued

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	1,282,272	1,717,552	72,467	3,072,291
Debentures	1,205,575	2,551,913	-	3,757,488
Derivatives	(7,075)	(72,394)	-	(79,469)
Leasing	52,824	117,598	38,357	208,779
At 03.31.2013	2,533,596	4,314,669	110,824	6,959,089

                   b) Consolidated:

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	3,561,872	2,669,235	149,876	6,380,983
Debentures	897,657	4,225,743	-	5,123,400
Derivatives	(11,345)	(87,647)	-	(98,992)
Leasing	74,373	143,868	49,992	268,233
At 12.31.2012	4,522,557	6,951,199	199,868	11,673,624

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total
Loans and financings	3,970,668	2,274,184	72,467	6,317,319
Debentures	1,380,198	3,489,151	-	4,869,349
Derivatives	(6,429)	(72,394)	-	(78,823)
Leasing	71,848	138,810	44,704	255,362
At 03.31.2013	5,416,285	5,829,751	117,171	11,363,207

(vi)   Derivative financial instruments

Certain operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

On March 31, 2013 the reference value of these contracts were R$1,144,050 (R$1,144,050 on December 31, 2012). These operations are usually contracted under the same terms of amounts, maturities and fees, and preferably carried out with the same financial institution, observing the limits set by Management.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20. Financial instruments – Continued

a)Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)     Derivative financial instruments – Continued

The Company’s derivatives contracted before December 31, 2008 are  measured at fair value through profit or loss, including: (i) “swap” agreements of foreign currency-denominated debts (U.S. dollars), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). There is no balance at March 31, 2013 (R$259,883 at December 31, 2012) and (ii) are primarily related to debentures, swapping variable domestic interest rates plus fixed interest rates with variable interest rates (CDI).

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” operations to hedge against debts, including for speculative purposes.

The Company’s internal controls were designed so that to ensure that transactions are conducted in compliance with this treasury policy.

The Company calculates the effectiveness of operations and hedge accounting is applied on inception date and on continuing basis. Hedges designated transactions contracted in the period ended of March 31, 2013 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to CPC 38 (IAS 39), the debt is also adjusted at fair value according to the fair value hedge standards.

		Consolidated
		Notional Value		Fair Value
		03.31.2013	12.31.2012	03.31.2013	12.31.2012
Fair value hedge
Purpose of hedge (debt)		1,144,050	1,144,050	1,499,274	1,506,413

Long position (acquired)
Prefixed rate	11.82% per year	377,000	377,000	525,504	521,575
US$ + fixed	3.20% per year	767,050	767,050	985,513	996,538
		1,144,050	1,144,050	1,511,017	1,518,113
Short position (sold)
	CDI 101.9% per year	(1,144,050)	(1,144,050)	(1,418,342)	(1,396,045)
Net hedge position		-	-	92,675	122,068

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries- Continued

(vi)    Derivative financial instruments - Continued

		Consolidated
		Notional Value		Fair Value
		03.31.2013	12.31.2011	03.31.2013	12.31.2011
Swap agreements measured by fair value through income statement
Long position (acquired)
CDI + fixed	100% CDI + 0.05% per year	-	259,883	-	266,276
		-	259,883	-	266,276

Short position (sold)	104.96% do CDI	-	(259,883)	-	(266,071)
Swap net position					205

Total swap net position		-	-	92,675	122,273

Realized and unrealized gains and losses over these contracts during the period of three months ended March 31, 2013 are recorded in the net financial result and balance payable by fair value is R$92,675 (R$122,273 at December 31, 2012) and recorded under “Loans and financings”.

Fair value “hedge” effects through profit or loss for the period of three months ended March 31, 2013 were a loss of R$3,563 (and loss of R$74,451 at March 31, 2012).

 (vii)           Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of operations, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by BM&F Bovespa.

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date the financial statements are drawn up and rates are projected by the market calculated based on currency coupon curves. In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

b)  Sensitivity analysis of financial instruments

The sensitivity analysis, was developed for each type of market risk deemed as relevant by Management, to which the entity is exposed at the closing date of each period.

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of BM&FBovespa, on the maturity dates of each operation. Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments already mentioned above. For scenarios (II) and (III), for the sensitivity analysis effect, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to the maturity date of the financial instruments.

In order to calculate the fair value, debts and “swaps” are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate calculated through the interpolation method of foreign currency-denominated loans is developed through DDI curves, Clean Coupon and DI x Yen, indexes disclosed by BM&FBovespa (Securities, Commodities and Futures Exchange), and DI curve is used in domestic currency-denominated loans, an index published by CETIP and calculated through the exponential interpolation method.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant, see item b (ii).

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

(i)     Fair value “hedge” (at maturity dates)

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at prefixed rate	Rate increase	(589,413)	(589,413)	(589,413)
Swap (asset position in prefixed rate)	Rate increase	589,507	589,507	589,507
	Net effect	94	94	94

“Swap” (liability position in CDI)	CDI decrease	(538,657)	(552,662)	(567,042)

Total net effect			(14,005)	(28,385)

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

b)  Sensitivity analysis of financial instruments-- Continued

(ii) Derivatives recorded at fair value through profit or loss

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt US$	US$ increase	(1,011,375)	(1,264,219)	(1,517,062)
Swap (asset position in US$)	US$ increase	1,029,805	1,287,257	1,544,708
	Net effect	18,430	23,038	27,646

Swap (liability position in CDI)	CDI decrease	(987,150)	(993,161)	(999,248)

Total net effect		-	(1,403)	(2,882)

(iii) Other financial instruments

		Market projection
Transactions	Risk	Scenario I	Scenario II	Scenario III

Debentures	CDI + 1%	2,328,791	2.366.929	2.405.067
Debentures	108.4% of CDI	2,300,566	2.338.243	2.375.919
Bank Loan	102.50% of CDI	1,188,916	1.208.387	1.227.856
Leasing	100.19% of CDI	200,774	204.062	207.350
Leasing	2.6 % per year	14,266	14.266	14.266
Leasing	IGP-DI + 6% per year	30,525	31.025	31.525
Bank Loan – Via Varejo	100.00% of CDI	2,769,715	2815.075	2860.436
Total loans and financings exposure		8,833,553	8.977.987	9.122.419
Cash and cash equivalents	100.6 % of CDI(*)	6,461,678	6,567,501	6,673,324

Total net exposure		2.371.875	2,410,486	2,449,095

Deterioration compared with the Scenario I			(38,611)	(77,220)
(*) weighted average

c)  Fair value measurements

Consolidated assets and liabilities measured at fair value are summarized as follow:

	03.31.2013	Fair value measurement on the balance sheet date adopting other observable relevant assumptions (Level 2)	Fair value measurement on the balance sheet date adopting other observable relevant assumptions (Level 3)

Cross-currency interest rate swaps	51,576	51,576	-
Interest rate swaps	41,100	41,100	-
Loans and financings	(1,769,081)	(1769,081)	-
Debentures	(4,127,377)	(4,127,377)	-
Put/call options (e). (f)	359,969	-	359,969
	(5,443,813)	(5,803,782)	359,969

There were no changes between the fair value measurement levels in the period of three months ended March 31, 2013.

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments – Continued

d) Consolidated position of operations with derivatives financial instruments.

As of March31, 2013 and December 31, 2012, below, the consolidated position of outstanding derivative financial instruments operations:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional Value (in thousands)	Contracting Date	Maturity	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Exchange swaps registered at CETIP (USD x CDI)	Santander	US$ 57,471	04/16/2010	4/10/2013	(4,394)	(1,350)	(4,610)	(839)
	Citibank	U$ 40,000	2/13/2012	2/13/2014	6,517	6,765	6,815	7,145
	Itaú Unibanco	US$ 175,000	7/1/2010	9/7/2013	(27,851)	(18,281)	(26,553)	(16,389)
	Itaú Unibanco	U$ 160,300	5/5/2011	4/16/2014	40,061	43,653	45,581	50,456
	HSBC	U$ 150,000	4/29/2011	4/22/2013	30,147	34,119	30,342	35,264

Interest rate swap registered at CETIP (Fixed rate x CDI)	Banco do Brasil	R$ 117,000	12/23/2010	12/24/2013	6,472	4,746	10,791	11,210
	(*)	R$ 130,000	6/28/2010	6/6/2014	6,926	5,091	14,132	14,858
		R$ 130,000	6/28/2010	6/2/2015	6,493	4,706	16,178	20,363
	Itaú Unibanco	R$ 779,650	6/25/2007	3/1/2013	-	132	-	205
					64,371	79,581	92,676	122,273

e) Call option Bartira

Casa Bahia Comercial Ltda. ("CB") and the Company have granted through the Shareholders´ Agreement, call and put options on the shares held by the NCB and Casa Bahia in Bartira. The terms are defined as follows:

•   During the restricted period, as defined in the Shareholders´ Agreement as 36 months from July 1, 2010, NCB has the right to sell its 25% in the capital of Bartira for R$1.00 to Casa Bahia.

•   For the period between the end of restriction period and the end of the 6th year of the Partnership Agreement, NCB has the option acquire the remaining 75% of interest in the capital of Bartira, currently held by CB, for the amount of R$175,000, adjusted by the Extended Consumer Price Index - IPCA.

•   In case of NCB does not exercise the call option referred to above, at the end of the 6th year, CB has the obligation to acquire 25% held by NCB for R$58,500, adjusted by IPCA.

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

20.   Financial instruments - Continued

e) Call option Bartira -- Continued

The instrument mentioned above was calculated using the Black & Scholes methodology under the following assumptions:

•  Exercise price: R$200,466 (monetarily restated by IPCA until exercise date);

•  The asset price in cash: R$672,941, corresponding to 100% valuation of Bartira, under conditions that asset can be delivered if the option is exercised, in other words, excluding the effects of disadvantageous supply agreement;

•  Volatility: 28% based on similar companies;

•  Contract term: 10 months;

•  Risk-free rate: 5.8% per year

•  The fair value on March 31, 2013: R$306,739.

f)  Call option Rede Duque

The call option in the amount of R$50,000 is restated by 110% of CDI and at March 31, 2013, the amount of R$3,230 was recognized in financial result, see note 15.

21.   Income and social contribution taxes payable and taxes payable in installment

a)   Payable taxes and contributions

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012

PIS and COFINS payable	36,235	47,988	231,598	251,902
Provision for income and social contribution taxes	66,825	22,991	136,059	147,915
ICMS to payable	30,676	24,906	196,329	233,154
Other	2,770	5,623	13,550	17,790
	136,506	101,508	577,536	650,761

b) Taxes Payable by Installments

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Taxes payable by installments - Law no. 11.941/09 (i)	1,222,750	1,248,158	1,314,487	1,340,855
Other (ii)	17,253	18,043	18,216	19,056
	1,240,003	1,266,201	1,332,703	1,359,911

Current	139,610	147,172	147,928	155,368
Noncurrent	1,100,393	1,119,029	1,184,775	1,204,543

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

21.   Income and social contribution taxes payable and taxes payable in installment

b)   Taxes Payable by Installments – Continued

(i)      Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, through its Articles 1 to 13 enacted a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and legal charges, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months. Company still has the possibility of using escrow deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS.

(ii) Other – the Company filed request for tax installment payment according to the Incentive Tax Installment Payment Program (PPI). These taxes are adjusted by Special System for Settlement and Custody - SELIC and are payable in 120 months.

22.   Income and social contribution taxes

a)  Income and social contribution tax expense reconciliation

	Parent company		Consolidated
	03.31.2013	03.31.2012	03.31.2013	03.31.2012

Earnings before income and social contribution taxes	293,935	206,760	394,405	245,853
Income and social contribution taxes at the notional rate of 25% for the Company and 34% for subsidiaries	(73,484)	(51,690)	(118,322)	(73,756)
Tax penalties	(826)	(623)	(1,557)	(909)
Equity pick-up	18,566	13,297	2,657	1,455
Other permanent differences (undeductible)	(1,616)	(1,152)	(1,915)	(10,472)
Effective income and social contribution taxes	(57,360)	(40,168)	(119,137)	(83,682)

Income and social contribution taxes for the period:
Current	(52,228)	(33,566)	(88,586)	(52,081)
Deferred	(5,132)	(6,602)	(30,551)	(31,601)
Deferred income and social contribution taxes expenses	(57,360)	(40,168)	(119,137)	(83,682)
Effective rate	19.5%	19.4%	30.2%	34.0%

The CBD does not pay social contribution tax (9%) based on final and unappealable court decision in the past.

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

22.   Income and social contribution taxes -- Continued

b)  Breakdown of deferred income and social contribution taxes

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Tax losses (i)	-	7,095	790,968	796,771
Provision for contingencies	105,447	97,666	248,729	269,390
Provision for derivative operations taxed on a cash basis	25,105	25,104	31,528	22,608
Allowance for doubtful accounts	1,358	1,375	77,640	75,394
Provision for goodwill decrease	-	-	974	974
Provision for current expenses	-	-	70,284	49,557
Goodwill tax amortization over investments	40,083	43,162	(294,750)	(270,666)
Adjustment to Present Value Law 11,638/07	354	441	(8,089)	1,320
Adjust for financial leasing operations Law 11,638/07	6,763	7,158	(11,394)	(43,183)
Adjustment to Marking to Market Law 11,638/07	1,212	729	1,213	729
Capital gain of assets acquired in business combination	-	-	(974,719)	(986,701)
Technological innovation accomplishment future	(11,369)	(11,722)	(11,369)	(11,722)
Other	11,406	14,573	(10,127)	36,995
Deferred income and social contribution taxes	180,359	185,491	(89,112)	(58,534)

Noncurrent Assets	180,359	185,491	1,047,162	1,078,842
Noncurrent Liabilities	-	-	(1,136,274)	(1,137,376)
Income tax and deferred social contribution	18,359	185,491	(89,112)	(58,534)

The management has prepared a technical viability study on the future realization of deferred tax assets, considering the probable capacity to generate taxable income in the context of the main variables of their business. This study was reviewed based on information extracted from the strategic planning report previously approved by the Board of Directors of the Company.

Based on these studies, the Company estimates to recover these tax credits, as follows:

Year	Parent Company	Consolidated
2013	68,724	375,958
2014	35,202	208,651
2015	35,202	227,977
2016	35,202	155,450
2017	6,029	82,126
	180,359	1,047,162

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

23. Companies` Acquisition

	Consolidated
	03.31.2013	12.31.2012

Interest acquisition in Assai (a)	5,012	4,945
Interest acquisition in Sendas (b)	220,808	216,277
	225,820	221,222

Current liabilities	68,032	63,021
Noncurrent liabilities	157,788	158,201

                                    a.      Refers accounts payable due to the acquisition of non-controlling interest in Assai, subsidiary that operates in the “cash and carry” segment for the Group.

                                    b.      Refers to accounts payable for the acquisition of non-controlling interest in Sendas in December 2010, corresponding to 42.57% of the capital at the time the total amount of R$377,000. On March 31, 2013 four annual installments were remaining, recorded at present value, estimated to be adjusted by the IPCA, the last amortization will occur in July 2016.

24.   Provision for contingencies

The provision for contingencies is estimated by the Company and supported by its legal counsels. The provision was set up in an amount considered sufficient to cover losses deemed as probable by the Company’s legal counsels:

a)     Parent Company

	PIS/COFINS	Taxes and other	Social Security and Labor	Civil	Total
Balance at December 31, 2012	36,093	132,963	112,417	64,210	345,683
Additions	-	1,595	10,366	399	12,360
Payments	-	-	(5,902)	-	(5,902)
Reversals	-	-	(4,625)	(352)	(4,977)
Transfers	-	-	-	(15,100)	(15,100)
Monetary restatement	298	-	3,142	2,725	7,481

Balance at March 31, 2013	36,391	135,874	115,398	51,882	339,545

b)    Consolidated

	COFINS/PIS	Taxes and other	Social Security and Labor	Civil	Total
Balance at December 31, 2012	86,557	364,082	190,836	132,886	774,361

Additions	1,094	3,368	19,683	5,689	29,834
Payments	-	-	(8,360)	(1,314)	(9,674)
Reversals	-	(5)	(8,721)	(8,353)	(17,079)
Monetary restatement	813	3,086	5,616	7,553	17,068

Balance at March 31, 2013	88,464	370,531	199,054	136,461	794,510

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for contingencies – Continued

c)  Taxes

Tax claims are indexed, by law, by monthly restatement, which refers to an adjustment in the amount of provisions for contingencies in accordance with the indexed rates used by each tax jurisdiction. In all cases, both the interest charges as fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

COFINS and PIS

With the non-cumulativeness treatment when calculating PIS and COFINS, the Company and its subsidiaries are discussing at court the right to exclude the ICMS from the calculation basis of these two contributions.

In addition, a subsidiary of the Company offset tax debts from PIS and COFINS with excise tax - IPI credits – inputs credits subject to a zero rate or exempted - acquired from third parties (transferred based on final and unappealable court decision). The claims amounts of PIS and COFINS at March 31, 2013 is R$88,464 (R$86,557 at December 31, 2012).

Taxes and other

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses and accrued by the Company. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor - FAP for 2011; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government; (iv) disagreement on tax losses carryforward, as well as suppliers contracted considered disqualified before the registration of the State Internal Revenue Service, error when applying rate, ancillary obligations by state tax authorities (v) other less relevant issues. The amount recorded at March 31, 2013 is R$176,811 (R$173,687 on December 31, 2012).

In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount at March 31, 2013 is R$33,519 (R$31,529 at December 31, 2012).

Others

Provisions for tax contingent liabilities were recorded in Via Varejo subsidiary, which upon business combinations are recorded, under CPC 15 (IFRS 3). At March 31, 2013, the amount recorded was R$160,201 (R$158,866 at December 31, 2012) in tax contingent liabilities.

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for contingencies -- Continued

Others -- Continued

Main tax contingent liabilities recorded refer to administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2445/88 and 2449/88, generated in view of credits deriving from legal proceedings and the offset of tax debts with contribution credits levied on coffee exports.

d)  Labor

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At March 31, 2013, the Company recorded a provision of R$186,400 (R$177,698 at December 31, 2012) referring to lawsuits whose risk of loss was considered probable. Management, assisted by its legal counsels, evaluates these claims recording provision for losses when reasonably estimable, bearing in mind previous experiences in relation to the amounts claimed. Labor claims are indexed to the benchmark interest rate (“TR”) 0.10% accrued at March 31, 2013 (0.29% at December 31, 2012) plus 1% monthly interest rates.

Labor provisions were recorded in Via Varejo subsidiary referring to contingent liabilities recognized upon business combination amounting to R$12,654 at March 31, 2013 (R$13,138 at December 31, 2012).

e)  Civil and other

The Company is defendant in civil actions, at several court levels (indemnifications, collections, among others) and at different courthouses. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal advisors consider losses to be probable.

Among these lawsuits, we point out the following:

•       The Company files and answers various lawsuits in which it requests the renewals of lease agreements and the review of the lease paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of changing the lease paid by the entity. At March 31, 2013, the amount accrued for these lawsuits is R$38,649 (R$36,112 at December 31, 2012), to which there are no escrow deposits;

•       The subsidiary Via Varejo is party to lawsuits involving the consumer relations rights (civil actions and assessments from PROCON) and few lawsuits involving contracts terminated with suppliers and the amount referred to in these lawsuits totals R$43,347 at March 31, 2013 (R$43,769 at December 31, 2012);

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for contingencies -- Continued

e)  Civil and other -- Continued

•       Provisions for civil actions were recorded in Via Varejo subsidiary referring to contingent liabilities recognized upon business combinations totaling R$2,781 at March 31, 2013 (R$2,685 at December 31, 2012).

Total civil actions and other at March31, 2013 is R$136,461 (R$132,886 at December 31, 2012).

f)   Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, they have not been accrued, amounting to R$7,325,274 at March 31, 2013 (R$7,451,912 at December 31, 2012), and are mainly related to:

•       INSS (Social Security Tax) – the Company was assessed regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$288,941 at March 31, 2013 (R$283,245 at December 31, 2012). The proceedings are under administrative and court discussion;

•       IRPJ, individual income tax - IRRF, CSLL, tax on financial transactions - IOF,  tax at source on net income  ILL, IPI – the Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, amongst other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments corresponds to R$801,574 at March 31, 2013 (R$783,305 at December 31, 2012);

In the 4th quarter of 2012, the Company became aware of delinquency notice drawn up by Internal Revenue Agency to the collection of differences in the payment of income tax, allegedly due in respect of the calendar years 2007 to 2009, under the allegation that there was improper deduction of goodwill amortization duly payable and arising from transactions between shareholders Casino and Abilio Diniz. The Company filed defense at the administrative level and is awaiting a decision. No provision was made for this case, since the evaluation of the Company´s legal advisors, the chances of loss are classified partly as possible is R$303,920 at March 31, 2013 (R$300,800 on December 31, 2012) and partly as a remote.

•       COFINS, PIS and provisional contribution on financial transactions - CPMF – the Company has been challenged for offsetting, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments is R$1,100,559 at March 31, 2013 (R$1,076,782 at December 31, 2012);

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

24.  Provision for contingencies -- Continued

f)   Other non-accrued contingent liabilities -- Continued

•       ICMS – the Company was served notice by the state tax authorities regarding: (i) on the appropriation of credits of electricity; (ii) acquisitions from vendors considered to be in arrears/default according to the Internal Revenue Service of State; (iii) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo; (iv) resulting from the sale of extended warranty, (v) financed from sales; (viii) among others, not relevant. The total amount of these assessments is R$3,647,006 at March 31, 2013 (R$3,599,179 at December 31, 2012), which await a final decision in the administrative and court levels;

•       Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – these are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, the amount is R$378,394 at March 31, 2013 (R$325,139 at December 31, 2012) and await administrative and court decisions;

•     Other litigations – they are related to administrative lawsuits, real estate lease claims that the Company pleads the renewal of leases and setting rents according to the values prevailing in the market and the claims under the civil court scope, special civil court, Consumer Protection Agency  - PROCON (in many states), Weight and Measure Institute  - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, amounting to R$411,512 at March 31, 2013 (R$638,521 at December 31, 2012);

•     Labor  - the Company has also processes with estimated risk of loss as possible in the amount of R$393,359 on March 31, 2013 (R$444,941 at December 31, 2012).

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be set up.

g)  Restricted deposits for legal proceeding

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company has recorded in its assets amounts related to restricted deposits for legal proceeding.

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Tax	57,869	57,847	138,814	137,911
Labor	446,487	456,921	751,033	738,228
Civil and other	37,395	33,607	78,034	76,155
Total	541,751	548,375	967,881	952,294

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

24.   Provision for contingencies -- Continued

h)  Guarantees

Lawsuits	Real Estate	Equipment	Guarantee	Total

Tax	809,382	955	3,853,781	4,664,118
Labor	6,141	3,054	94,335	103,530
Civil and other	11,162	98,625	114,730	224,517
Total	826,685	102,633	4,062,846	4,992,165

i)   Tax audits

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

25.   Leasing transactions

a)  Operational Lease

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Gross commitments from operating lease Minimum rental payment
Less than1 year	370,873	354,816	1,078,338	931,204
Over 1 year and less than 5 years	1,160,193	1,101,133	2,728,444	2,579,478
Over 5 years	1,384,052	1,430,996	4,232,869	4,084,681
	2,915,118	2,886,945	8,039,651	7,595,363

The non-cancellable minimum operating lease payments refers to the period of contract in normal course of operation. This obligation is shown in the chart above, as required by CPC 06 (IAS 17).

All contracts have termination clauses in the event of breach to contract, ranging from one to six months of rent. If the Company had terminated these contracts at March 31, 2013, the fine would be R$541,379 (R$863,853 on December 31, 2012).

(i)  Contingent payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Contingent payments recognized as expense in the period	57,444	66,651	80,189	76,526

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

25.   Leasing transactions –Continued

a)  Operational Lease -- Continued

(ii) Clauses with renewal or adjustment option

The terms of the agreements vary between 5 and 25 years and the agreements may be renewed according to the rental Law. The agreements have periodic adjustment clauses according to inflation indexes.

b)  Financial lease

Financial lease agreements amounted to R$339,301 at March 31, 2013 (R$358,211 on December 31, 2012), according to the chart below:

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012
Financial leasing liability –minimum lease payments
Less than 1 year	45,702	66,863	60,446	83,054
Over 1 year and less than 5 years	119,919	110,065	133,077	127,283
Over 5 years	27,821	28,001	34,920	35,254
Present value of financial lease agreements	193,442	204,929	228,443	245,591

Future financing charges	95,737	97,085	110,858	112,620
Gross amount of financial lease agreements	289,179	302,014	339,301	358,211

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Contingent payments recognized as expense in the period	312	581	312	1,878

The lease term varies between 5 and 25 years and the agreements may be renewed according to the rental Law 12,122 of 2010.

	Parent Company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012

Minimum rentals	103,614	88,391	148,289	124,304
Contingent rentals	6,017	1,461	177,151	159,727
Sublease rentals	(31,968)	(21,065)	(39,825)	(28,967)
	77,663	68,787	285,615	255,064

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

25.   Leasing transactions - Continued

b)  Financial lease - Continued

(a)   Refers to contracts rents receivable from commercial galleries.

At October 3, 2005, the Company sold 60 properties (28 Extra hypermarkets and 32 Pão de Açúcar supermarkets), to the Península Fund (controlled by Diniz Group) which were leased back to the Company for a 25-year period, and may be renewed for two further consecutive periods of 10 years each. As a result of this sale, the Company paid R$25,517, at the inception date of the store lease agreement, as an initial fee for entering into a long term contract. The initial fee was recorded in deferred charges and has been amortized through the lease agreement of the related stores.

Pursuant to the agreement of this transaction, the Company and Casino Group received a “golden share”, which provided to both veto rights that ensure the properties are used by the parties intend for the term of the lease agreement.

The Company is permitted to rescind the lease agreement, paying a penalty of 10% of the remaining rents limited to 12 months.

26.   Deferred Revenue

       The subsidiaries Via Varejo and NCB received in advance values of trading partners on exclusivity in the intermediation services or additional/extended warranties, and subsidiary Barcelona received in advance values for the rental of shelves and light panel (Back lights) for exhibition of products from their suppliers.

	Consolidated
	03.31.2013	12.31.2012

Additional or extended warranties	490,402	513,003
Finasa agreement	4,715	-
Barter contract	37,233	32,975
Back Lights	11,358	17,807
	543,708	563,785

Current	89,534	92,120
Noncurrent	454,174	471,665

Management estimates that the value classified as noncurrent will be recognized in profit or loss, in the following proportion:

Consolidated
03.31.2013
2014	56,700
2015	75,640
2016	114,494
2017	66,454
2018	49,268
2019	49,268
2020	42,350
454,174

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

27. Shareholders’ Equity

a)  Capital stock

The subscribed and paid-up capital is represented by 263,451 at March 31, 2013 (263,410 at December 31, 2012) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares at March 31, 2013 and December 31, 2012, and 163,771 in thousands of preferred shares at March 31, 2013 (163,730 at December 31, 2012).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

In the period of three month ended of March 31, 2013 the Company increased the capital in 41 thousand preferred shares resulting from the exercise of stock options, as follows:

•         At the Board of Directors’ Meeting held at February 19, 2013, the capital was increased by R$1,088 by means of the issue of 41 thousand preferred shares.

b)  Share rights

Preferred shares (“PNA”) are non-voting and entitle the following rights and advantages to its holders: (i) priority in the reimbursement of capital should the Company be liquidated; (ii) priority in the receipt of a non-cumulative annual minimum dividend of R$0.08 per share; (iii) right to receive a dividend 10% greater than the dividend attributed to common shares, including the preferred dividend paid pursuant to item (ii) above for the purposes of calculating the respective amount.

c)  Capital reserve – special goodwill reserve

This reserve was generated by the corporate restructuring realized in 2006, and consisted of merging the former holding company, resulting in deferred income tax assets savings of R$103,398,and represents the future tax benefit through the amortization of incorporated goodwill. The special goodwill reserve corresponding to the benefit already received shall be capitalized at the end of each year to the benefit of controlling shareholders, with the issue of new shares.

The capital increase is subject to the preemptive right of non-controlling shareholders, according to each one's interest by type and class of share at the time of issue, and the amounts paid by non-controlling shareholders will be directly delivered to the controlling shareholder.

At the Extraordinary Shareholders’ Meeting held at April 27, 2012, the shareholders approved to increase the Company's capital, in the amount of R$200,905, by capitalizing the special goodwill reserve. Out of this amount, R$40,180 were capitalized without issuing new shares and R$160,725 were capitalized to the benefit of Wilkes Participações S.A., pursuant Article 7º of Instruction nº 319/99 of CVM.

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

27.   Shareholders’ Equity – Continued

d)  Granted options

The “options granted” account recognizes the effects of the Company’s executives’ share-based payments under CPC 10 (IFRS 2) – Share-based payment.

e)  Profit reserve

(i)   Legal reserve: is formed based on appropriations of 5% of net income of each year, limited to 20% of the capital.

(ii)  Expansion reserve: is formed based on appropriations of the amount determined by  shareholders to reserve funds to finance additional capital investments and working and current capital through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.

f)   Stock option plan for preferred shares

(i)     Stock option plan for preferred shares

Pursuant to the resolutions at the Extraordinary Shareholders’ Meeting, held at December 20, 2006, the Company’s Stock Option Plan was approved.

Starting on 2007, the grants of stock options to Management and employees, were made following the rules below:

Options will be classified as follows: “Silver” and “Gold”, and the quantity of Gold-type options may be decreased and/or increased (reducer or accelerator), at the discretion of the Plan Management Committee, in the course of 36 months following the granting date.

The exercise price for the Silver-type option will correspond to the average of closing price of the Company preferred shares occurred over the last 20 trading sessions of BM&F BOVESPA, prior to the date on which the Committee resolves on the granting of option, with a 20% discount. The price for the Gold-type option will correspond to R$0.01 and the granting of these options are additional to the Silver options, the granting or the exercise of “Gold” options is not possible separately. In both cases, the prices will not be restated.

The Silver and Gold options shall be effective as of the date of the respective agreement. The number of shares resulting from the Silver option is fixed (established in the agreement). The number of shares resulting from the Gold option is variable, establishing on the granting date a number of shares that may be increased or decreased, according to the return on invested capital - ROIC verified at the end of the 36th month as of the granting date. In accordance with item 3.3 of the Plan, the Committee decided that, from the Series A6, including the reducing or increasing the amount of options such as “Gold” will be determined based on the compliance with Return on Capital Employed - ROCE of CBD.

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

27.   Shareholders’ Equity – Continued

f)     Share-based payment plans - Continued

(i) Stock option plan for preferred shares - Continued

As a general rule of the Stock Option Plan, which can be changed by the Committee of Stock Option in each series, the exercise of the option will occur from the 36th month until the 48th months as of the signature date of respective adhesion agreement, the employee will be entitled to acquire 100% of the shares whose option was classified as "Silver". The exercise of options classified as "Gold" will occur in the same year, but the percentage of these options subject to performance is determined by the Stock Option Committee, on the 35th month as of the signature date of the respective adhesion agreement.

The options granted under the Stock Option Plan may be exercised in whole or in part. It is worth noting that "Gold" options are additional to "Silver" and thus the "Gold" options may only be exercised jointly with "Silver" options.

The price on the exercise of options granted under the Stock Option Plan shall be fully paid in local currency by employee, and the exercise price must be paid in one installment, due after 30 days after the date of subscription of their shares.

At the Board of Directors’ Meeting held at February 19, 2013, the increase of the global limit of shares allocated to the Company's General Stock Option Plan was approved, from 11,618 thousands preferred shares to 15,500 thousand preferred shares, an increase of 3,882 thousands new preferred shares.

Information on the stock option plans is summarized below:

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Total in effect

Balance at December 31, 2012
Series A2 - Gold	3/3/2008	3/31/2011	3/30/2012	0.01	0.01	848	(841)	(7)	-
Series A2 - Silver	3/3/2008	3/31/2011	3/30/2012	26.93	26.93	950	(943)	(7)	-
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0.01	0.01	668	(668)	-	-
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27.47	27.47	693	(693)	-	-
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(257)	(2)	255
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(118)	(1)	63
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(59)	(11)	229
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(59)	(11)	229
Series A6 - Gold	3/15/2012	3/15/2015	3/15/2016	0.01	0.01	526	(66)	(19)	441
Series A6 - Silver	3/15/2012	3/15/2015	3/15/2016	64.13	64.13	526	(66)	(19)	441
						5,505	(3,770)	(77)	1,658

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

27.   Shareholders’ Equity – Continued

f)   Share-based payment plans - Continued

				Price		Lot of shares
Series granted	Date granted	1st date of exercise	2nd date of exercise and expiration	On the date granted	End of the period	Number of shares granted	Exercised	Not exercised by dismissal	Total in effect

Balance at March 31, 2013
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(264)	(2)	248
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(120)	(1)	61
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(65)	(14)	220
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(65)	(14)	220
Series A6 - Gold	3/15/2012	3/15/2015	3/15/2016	0.01	0.01	526	(77)	(26)	423
Series A6 - Silver	3/15/2012	3/15/2015	3/15/2016	64.13	64.13	526	(77)	(26)	423
Series A7 – Gold	3/15/2013	3/14/2016	3/14/2017	0.01	0.01	358	-	-	358
Series A7 - Silver	3/15/2013	3/14/2016	3/14/2017	80.00	80.00	358	-	-	358
						3,062	(668)	(83)	2,311

According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan at March 30, 2011, approved that no reduction occurred and or acceleration referring to Series A2.

At March 31, 2013 there were 232,586 treasury preferred shares which may be used guarantee for the awards granted in the plan. The preferred share price at BM&F Bovespa was R$106.81 per share.

(ii)         Consolidated information on the stock option plans – GPA

The chart below show the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise 2012 of all options granted:

	03.31.2013	12.31.2012
Number of shares	263,451	263,410
Balance of granted series in effect	2,311	1,658
Maximum percentage of dilution	0.88%	0.63%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.88% (0.81% at December 31, 2012), (b) expectation of volatility of nearly 28.91% at March 31, 2013 (33.51% at December 31, 2012) and (c) the risk-free weighted average interest rate of 10.86% at March 31, 2013 (10.19% at December 31, 2012). The expectation of average remaining of the series outstanding at March 31, 2013 was 2.01 years (1.77 year at December 31, 2012). The weighted average fair value of options granted at March 31, 2013 was R$59.26 (R$51.19 at December 31, 2012).

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

27.   Shareholders’ Equity – Continued

f)   Stock option plan for preferred shares – Continued

(ii) Consolidated information on the stock option plans – GPA

	Shares	Weighted average of exercise price	Weighted average remaining contractual term	Intrinsic Value added
At December 31, 2012
Outstanding at the beginning of the year	1,963	16.90
Granted during the year	1,052	32.08
Cancelled during the year	(64)	29.40
Exercised during the year	(1,293)	16.46
Expired during the year	-	-
Outstanding at the ended of the year	1,658	26.40	1.64	106,168
Total to be perform on December 31, 2012	1,658	26.40	1.64	106,168

At March 31, 2013
Granted during the period	716	40.01
Cancelled during the period	(20)	30.73
Exercised during the period	(43)	26.30
Expired during the period	-	-
Outstanding at the ended of the period	2,311	30.58	1.87	176,218
Total to be perform on March 31, 2013	2,311	30.58	1.87	176,218

On March 31. 2013 there were no options to be exercised.

Technical Pronouncement CPC 10(R1) (IFRS 2) - Share-based Payment determines that the effects of share-based payment transactions are recorded in profit or loss and in the Company’s balance sheet. The amounts recorded in the income statement of the Parent Company and Consolidated at March 31, 2013 were R$8,330 (R$7,786 on March 31, 2012).

28. Net revenue

	Parent company		Consolidated
	03.31.2013	12.31.2012	03.31.2013	12.31.2012
Gross revenue from goods and/or services
Goods	5,694,778	5,051,825	14,861,579	13,610,679
Rendering of services	34,534	25,845	367,612	309,955
Financial services	-	-	250,034	221,446
Sales return and cancellation	(71,548)	(60,453)	(494,885)	(482,513)
	5,657,764	5,017,217	14,984,340	13,659,567

Taxes	(513,757)	(449,180)	(1,601,476)	(1,512,116)

Net Income	5,144,007	4,568,037	13,382,864	12,147,451

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Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

29. Expenses by nature

	Parent company		Consolidated
	03.31.2013	03.31.2012	03.31.2013	03.31.2012

Cost of Inventories	(3,744,468)	(3,387,183)	(9,847,460)	(8,901,331)
Personnel expenses	(516,240)	(423,589)	(1,277,348)	(1,153,967)
Outsourced services	(81,157)	(80,779)	(723,593)	(746,430)
Selling expenses	(262,736)	(202,893)	(380,898)	(354,377)
Functional expenses	(88,352)	(96,648)	(132,488)	(146,380)
Other expenses	(2,881)	(28,518)	(175,473)	(96,810)
	(4,695,834)	(4,219,610)	(12,537,260)	(11,399,295)

Cost of goods and/or services sold	(3,744,468)	(3,387,183)	(9,847,460)	(8,901,331)
Selling expenses	(787,481)	(682,270)	(2,287,062)	(2,060,628)
General and administrative expenses	(163,885)	(150,157)	(402,738)	(437,336)
	(4,695,834)	(4,219,610)	(12,537,260)	(11,399,295)

30. Other operating revenue (expenses). net

	Parent company		Consolidated
	03.31.2013	03.31.2012	03.31.2013	03.31.2012
Identifiable liability	(6,900)	-	(6,900)	-
Expenditures with integration / restructuring	(12,900)	-	12,900	(5,746)
Permanent assets result	(2,162)	(2,253)	(5,064)	6,727
Reversal of provision	-	-	15,957	3,625
Other	-	-	196	344
	(21,962)	(2,253)	(8,711)	(4,950)

Other operating income	(21,962)	(2,253)	(9,119)	10,756
Other operating expenses	-	-	408	(5,806)

31.   Financial result

	Parent company		Consolidated
	03.31.2013	03.31.2012	03.31.2013	03.31.2012

Financial Expenses
Cost of debt	(111,100)	(139,999)	(199,902)	(248,407)
Anticipated cost receivables	(20,303)	(22,700)	(122,318)	(156,453)
Monetary adjustment liabilities	(26,738)	(27,810)	(52,274)	(55,484)
Other expenses	(12,205)	(8,310)	(22,487)	(21,030)
Total expenses	(170,346)	(198,819)	(396,981)	(481,374)

Financial revenues
Profitability in cash and cash equivalents	36,483	48,275	86,998	92,852
Monetary adjustment assets	24,152	32,068	51,549	46,678
Other financial revenues	2,799	1,981	4,079	6,094
Total financial income	63,434	82,324	142,626	145,624

Financial result	(106,912)	(116,495)	(254,355)	(335,750)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

32. Earnings per share

The Company computes earnings per share by dividing the net income pertaining to each class of share by the weighted average of the respective class of shares outstanding during the year.

Equity instruments that will or may be settled in Company’s shares are included in the calculation only when their settlement has a dilutive impact on earnings per share.

The Company granted a share-based compensation plan to its employees (See Note 27), whose dilutive effects are reflected in diluted earnings per share by applying the "treasury share" method.

When the stock option exercise price is greater than the average market price of the preferred shares, diluted earnings per share are not affected by the stock options.

As of 2003, preferred shares are entitled to a dividend 10% greater than that distributed to the common shares. As such earnings may be capitalized or otherwise appropriated, there can be no assurance that preferred shareholders will receive the 10% premium referred to above, unless earnings are fully distributed.

The earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own shares.

The following table presents the determination of net income available to common and preferred shareholders and weighted average of common and preferred shares outstanding used to calculate basic and diluted earnings per share for each of the period reported:

	03.31.2013			03.31.2012
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Basic earnings allocated and not distributed	152,295	84,280	236,575	106,494	60,098	166,592
Net income allocated available for common and preferred shareholders	152,295	84,280	236,575	106,494	60,098	166,592

Basic denominator (thousands of shares)
Weighted average of shares	163,749	99,680	263,429	160,576	99,680	260,256

Basic earnings per thousands of shares (R$)	0.93	0.85		0.66	0.60

Diluted numerator
Net income allocated and not distributed	163,749	99,680	263,429	160,576	99,680	260,256
Stock call option	787	-	787	1,488	-	1,488
Net income allocated available for common and preferred shareholders	164,536	99,680	264,216	162,064	99,680	261,744

Diluted earnings per thousands of shares (R$)	0.93	0.85		0.66	0.60

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

33.   Private pension plan of defined contribution

In July 2007, the Company established a supplementary private pension plan of defined contribution on behalf of its employees to be managed by the financial institution Brasilprev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amounts paid referring to the period of three months ended March 31, 2013 R$1,068 (R$794 at March 31, 2012), employees contributions R$1,205 (R$1,085 at March 31, 2012). The plan had 947 participants at March 31, 2013 (857 at March 31, 2012).

34.   Insurance coverage

The insurance coverage at March 31, 2013 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured
Property. equipment and inventories	Assigning profit	6,702,514	15,018,302
Profit	Loss of profits	1,579,602	3,697,023
Cars and other (*)	Damages	459,293	730,956

In addition, the Company maintains specific policies referring to civil liability and directors and officers liability amounting to R$292,620.

(*)The value reported above does not include coverage of the hooves, which are insured by the value of 100% table Foundation Institute of Economic Research - FIPE.

35.   Segment information

Management considers the following segments, as follows.

•       Retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Mini mercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”;

•       Home appliances – includes the banners “Ponto Frio” and “Casas Bahia”;

•       Cash & Carry – includes the banner “ASSAI”; and

•       E-commerce includes the “sites” www.pontofrio.com.br, www.extra.com.br, www.casasbahia.com.br, www.barateiro.com.br and www.partiuviagens.com.br.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

35.   Segment information - Continued

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income and is measured consistently with operating income in the financial statements. GPA financing (including financial costs and financial income) and the income taxes are managed on a segment basis.

The Company is engaged in operations of retail stores located in 19 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to four segments.

The Company measures the results of segments using the accounting practices adopted in Brazil (IFRS), among other measures, each segment’s operating profit, which includes certain corporate overhead allocations. At times, the Company revises the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker. When revisions are made, the operating results of each segment affected by the revisions are restated for all years presented to maintain comparability. Information about our segments is included in the following table:

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

35.   Segment information- Continued

	Balance at 03.31.2013
Description	Retail	Cash & Carry	Home appliance	E-commerce	Total	Eliminations (*)	Total
Net sales	6,078,268	1,304,394	5,143,244	856,958	13,382,864	-	13,382,864
Gross profit	1,693,915	174,948	1,551,303	115,237	3,535,403	-	3,535,403
Depreciation and amortization	(147,807)	(12,260)	(33,504)	(3,417)	(196,988)	-	(196,988)
Equity Pickup	7,182	-	1,673	-	8,855	-	8,855
Operating income	323,304	23,788	297,300	4,367	648,760	-	648,760
Financial expenses	(192,809)	(9,958)	(172,195)	(27,079)	(402,041)	5,060	(396,981)
Financial revenue	88,920	5,619	51,175	1,972	147,686	(5,060)	142,626
Earnings before income and social contribution taxes	219,415	19,449	176,280	(20,742)	394,402	3	394,405
Income and social contribution taxes	(55,727)	(7,123)	(62,643)	6,356	(119,137)	-	(119,137)
Net Income (Loss)	163,688	12,326	113,637	(14,386)	275,265	3	275,268
Current assets	6,794,614	977,117	7,550,088	766,470	16,088,289	(202,138)	15,886,152
Noncurrent assets	12,709,243	2,406,606	3,241,536	351,995	18,709,380	(357,550)	18,351,830
Current liabilities	4,856,482	2,127,670	6,201,542	933,876	14,119,570	(444,302)	13,675,268
Noncurrent liabilities	7,245,858	395,329	1,562,557	116,945	9,320,689	(115,379)	9,205,310
Shareholders’ Equity	7,401,517	860,724	3,027,525	67,644	11,357,410	(6)	11,357,404

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

35.   Segment information - Continued

Description	Retail	Cash & Carry	Home appliance	E-commerce	Total	Eliminations (*)	Total
March 31, 2012
Net sales	5,621,082	1,035,285	4,679,524	811,560	12,147,451		12,147,451
Gross profit	1,571,425	152,762	1,404,015	117,918	3,246,120		3,246,120
Depreciation and amortization	(127,480)	(17,495)	(30,078)	(1,302)	(176,355)		(176,355)
Equity Pickup	4,291	-	561	-	4,852		4,852
Operating income	317,402	22,951	236,698	4,552	581,603		581,603
Financial expenses	(226,320)	(21,888)	(212,789)	(29,452)	(490,449)	9,075	(481,374)
Financial revenue	98,239	7,506	47,359	1,595	154,699	(9,075)	145,624
Earnings before income and social contribution taxes	189,320	8,569	71,268	(23,304)	245,853		245,853
Income and social contribution taxes	(49,271)	(1,280)	(41,576)	8,445	(83,682)		(83,682)
Net Income (Loss)	140,050	7,289	29,691	(14,859)	162,171		162,171

December 31, 2012
Current assets	7.539.342	827.835	7.650.902	861.608	16.879.687	(191,891)	16.687.800
Noncurrent assets	12.377.054	2.434.936	3.234.372	335.589	18.381.951	(236,401)	18.145.550
Current liabilities	4.377.840	2.003.619	6.324.067	1.115.275	13.820.801	(428,292)	13.392.509
Noncurrent liabilities	8.337.036	388.311	1.647.530	13	10.372.890	-	10.372.890
Shareholders’ Equity	7.201.520	870.841	2.913.677	81.909	11.067.947	-	11.067.951

(*) The eliminations consist of balances between the companies.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Companhia Brasileira de Distribuição

Notes to the interim financial statements -- Continued

March 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

35.   Segment information - Continued

Entity general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	03.31.2013	03.31.2012
Food	55.2%	55.1%
Non-food	44.8%	44.9%
Total	100.00%	100.00%

On March 31, 2013 the investments was presented as follows:

	03.31.2013	12.31.2012
Food	327,903	1,245,232
Non-food	66,737	331,325
Total investments	394,640	1,576,557

36.   Subsequent events

a)     Association agreement

On April 17, 2013, the Company, its subsidiary Via Varejo, and CB signed a Performance Commitment Agreement ("TCD") with the Anti-Trust Agency ("CADE") for approval of the Association Agreement, and Via Varejo's main obligation is to sell a total of 74 stores, located in 54 cities distributed in six states and the Federal District, which together accounted for approximately 3% of consolidated gross sales of Via Varejo in 2012. The Company, CB and Via Varejo reiterate their commitment to continue cooperating with the CADE until the complete fulfillment of all obligations of TCD. This approval terminates the obligations assumed by the Company, CB and Via Varejo under the Preserve Reversibility of Operation Agreement (APRO) signed with CADE on February 3, 2010, allowing Via Varejo fully get all the synergies of the Association.

The Company will keep its shareholders and the market informed of any developments concerning the fulfillment of the TCD.

b)    Interim dividends

On April 25, 2013, the Board of Directors of the Company approved the interim dividends in the amount of R$33,110, of which R$0.13 per preferred share and R$0.118182 per common share.

The dividend payment will be held on May 16, 2013. Shall be entitled to dividends all outstanding shares of the base date of May 3, 2013. Since May 6, 2013, the shares will be traded without rights of dividends of as (“ex-rights”) to the dividends payment date.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 03/31/2013 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61	1,637,314	1.00	67,037,314	25.48
Casino Group
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71	3,091,566	1.89	31,710,744	12.06
CASINO GUICHARD PERRACHON RACHON *	5,600,052	5.62	-	0.00	5,600,052	2.13
SEGISOR *	-	0.00	5,091,754	3.12	5,091,754	1.94
BENGAL LLC *	-	0.00	1,550,000	0.95	1,550,000	0.59
OREGON LLC *	-	0.00	,,1,550,000	1.52	2,483,761	0.94
KING LLC*	-	0.00	975,051	0.60	975,051	0.59
GEANT*	-	0.00	4,771,493	2.91	4,771,493	0.37
PINCHER LLC*	-	0.00	1,550,000	0.95	1,550,000	0.59
COBIVIA SAS *	-	0.00	3,907,123	2.39	3,907,123	1.49
AD Group
FUNDO SANTA RITA	-	0.00	5,378,451	3.78	5,378,451	2.04
STANHORE TRADING INTERNATIONAL S.A.*	-	0.00	7,416,944	4.53	7,416,944	2.82
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA. PARTICIPAÇÕES LTDA. EMPREENDIMENTOS E PARTICIPAÇÕES LTDA. EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.	-	0.00	4,105,906	2.51	4,105,906	1.56
TREASURY SHARES	-	0.00	232,586	0.14	232,586	0.09
OTHER	60,621	0.06	122,513,296	74.81	122,573,917	46.53
TOTAL	99,679,851	100.00	163,771,484	100.00	263,451,335	100.00

(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A							Shareholding at 03/31/2013 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares Class A		Preferred Shares Class B		Total
	Number	%	Number	%	Number	%	Number	%
PENINSULA PARTICIPAÇÕES LTDA.	19,375,000	47.55	-	-	-	-	19,375,000	25.67
SUDACO PARTICIPAÇÕES LTDA.	21,375,000	52.45	24,650,000	100.00	10,073,824	100.00	56,098,824	74.33
TOTAL	40,750,000	100.00	24,650,000	100.00	10,073,824	100.00	75,473,824	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES S.A			Shareholding at 03/31/2013 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,573	100.00	3,585,804,573	100.00
TOTAL	3,585,804,573	100.00	3,585,804,573	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
FUNDO SANTA RITA		Shareholding at 03/31/2013 (In units)
Shareholder/Quotaholder	QUOTAS	TOTAL
	%	%
ONYX 2006 PARTICIPAÇÕES LTDA.	86,30	86.30
PENINSULA PARTICIPAÇÕES S.A.	10,97	10.97
PAIC PARTICPAÇÕES LTDA.	2,73	2.73
TOTAL	100,00	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
ONYX 2006 PARTICIPAÇÕES LTDA.				Shareholding at 03/31/2013 (In units)
Shareholder/Quotaholder	QUOTAS		TOTAL
	Number	%	Number	%
RIO PLATE EMPREEND. E PARTIC. LTDA	515,580,242	100.00	515,580,242	100.00
ABILIO DOS SANTOS DINIZ	10,312	0.00	10,312	0.00
TOTAL	515,590,554	100,00	515,590,554	100.00

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
PENÍNSULA PARTICIPAÇÕES S.A.					Shareholding at 09/30/2012 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
ABILIO DOS SANTOS DINIZ	29,889,429	11.26	3,000,000	42.86	32,889,429	12.07
JOÃO PAULO F.DOS SANTOS DINIZ	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
ANA MARIA F.DOS SANTOS DINIZ D'ÁVILA	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
PEDRO PAULO F.DOS SANTOS DINIZ	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
ADRIANA F.DOS SANTOS DINIZ	39,260,447	14.79	1,000,000	14.29	40,260,447	14.78
RAFAELA MARCHESI DINIZ	39,260,447	14.79	-	-	39,260,447	14.41
MIGUEL MARCHESI DINIZ	39,260,447	14.79	-	-	39,260,447	14.41
TOTAL	265,452,111	100.00	7,000,000	100.00	272,452,111	100.00

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
PUMPIDO PARTICIPAÇÕES LTDA			Shareholding at 09/30/2012 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR**	3,633,544,694	100.00	3,633,544,694	100.00
TOTAL	3,633,544,694	100.00	3,633,544,694	100.00

(**) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA			Shareholding at 09/30/2012 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PENÍNSULA PARTICIPAÇÕES S.A.	566,610,599	100.00	566,610,599	100.00
ABILIO DOS SANTOS DINIZ	1	0.00	1	-
TOTAL	566,610,600	100.00	566,610,600	100.00

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding at 09/30/2012 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	937,121,094	100.00	937,121,094	100.00
TOTAL	937,121,094	100.00	937,121,094	100.00

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 09/30/2012
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94%	41,044,220	25.06%	140,663,551	53.39%

Management
Board of Directors	-	0.00%	991	0.00%	991	0.00%
Board of Executive Officers	-	0.00%	154,697	0.09%	154,697	0.06%

Fiscal Council	-	0.00%	-	0.00%	-	0.00%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,520	0.06%	122,338,990	74.70%	122,399,510	46.46%

Total	99,679,851	100.00%	163,771,484	100.00%	263,451,335	100.00%

Outstanding Shares	60,520	0.06%	122,338,990	74.70%	122,399,510	46.46%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 09/30/2011
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,331	99.94%	64,396,451	40.10	164,015,782	63.02

Management
Board of Directors	-	0.00%	4.388	0.00	4,388	0.00
Board of Executive Officers	-	0.00%	443,377	0.28	443,377	0.17

Fiscal Council	-	0.00%	-	0.00	-	0.00

Treasury Shares	-	0.00%	232.586	0.14	232,586	0.09

Other Shareholders	60,520	0.06%	95,518,000	59.48	95,578,520	36.72

Total	99,679,851	100.00%	160.594,802	100.00	260,274,653	100.00

Outstanding Shares	60,520	0.06%	95,518,000	59.48	95,578,520	36.72

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Reports and Statements/Officers Statement on the Independent Auditors’ Report

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), included in the Interim Financial Information Form (ITR), for the quarter ended March 31, 2013, which comprises the balance sheet as of March 31, 2013 and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, including the footnotes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21(R1) - Interim Financial Information and the consolidated interim financial information in accordance with technical pronouncement CPC 21(R1) and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards established by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC21(R1), applicable to the preparation of the Interim Financial Information (ITR), and presented in accordance with the standards established by the CVM.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2013 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Reports and Statements/Officers Statement on the Independent Auditors’ Report

Conclusion on consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21(R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards established by the CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the three-month period ended March 31, 2013, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, that do not require the presentation of these statements. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

São Paulo, April 25, 2013

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 1, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.